Form 10KSB, Exhibit 13
period 2004-06-30
OSAGE FEDERAL FINANCIAL INC
filed 2004-09-27
CIK 1272771

[LOGO]
Osage
Federal
Financial, Inc.



                                                              2004 Annual Report

OSAGE FEDERAL FINANCIAL, INC.
2004 ANNUAL REPORT



TABLE OF CONTENTS
                                                                           Page
                                                                           ----

Letter to Shareholders........................................................1

Corporate Profile.............................................................2

Stock Price Information.......................................................2

Selected Financial and Other Data.............................................3

Management's Discussion and Analysis
         of Financial Condition and Results of Operations.....................5

Report of Independent Registered Accounting Firm............................F-1

Consolidated Financial Statements...........................................F-2

Notes to Consolidated Financial Statements..................................F-7

Corporate Information.........................................Inside Back Cover

                   [Osage Federal Financial, Inc. Letterhead]





To Our Shareholders and Customers:

On behalf of our Board of Directors, officers and employees, I am most pleased to present our 2004 Annual Report. This is our first report as a public company, following our successful reorganization into a Mutual Holding Company on March 31, 2004.

Total assets grew 13.3% during the year to $88.9 million at June 30, 2004, as compared to $78.5 million at June 30, 2003. Stockholders equity at June 30, 2004 was $ 13.6 million as compared to $ 7.5 million on June 30, 2003. Earnings decreased 30.5% to $369,000 for the year ended June 30 2004 compared to $531,000 for the year ended June 30, 2003. The primary impact on earnings was a decrease in gains on loans sold.

We continue as one of the leaders in mortgage lending in our area, with $37.9 million of originations for the year ended June 30, 2004. Loans grew a net $9.2 million for the year ended June 30, 2004.

Osage Federal paid its first dividend when the Board declared a dividend of $.05 per share for the quarter ended June 30, 2004. Stockholders of record on August 4, 2004 received a dividend payable August 23, 2004.

As shareholders, we all have a common goal of seeing Osage Federal continue to succeed in the future. You can help achieve this goal by letting your friends, family, and business acquaintances know about us and our great products.

We are grateful to our customers for their business, our directors and employees for their tireless efforts, and to our shareholders for their confidence and support.



Sincerely,


/s/Mark S. White

Mark S. White
President and CEO

CORPORATE PROFILE

Osage Federal Financial, Inc. (the "Company") was incorporated as a federally chartered corporation for the purpose of becoming the holding company of Osage Federal Bank (the "Bank") in connection with the Bank's mutual holding company reorganization. On March 31, 2004, the Bank completed the reorganization and became a wholly-owned subsidiary of the Company and sold 684,394 shares to the public at $10.00 per share and issued 1,596,919 shares to Osage Federal MHC.

Osage Federal Bank is a federal savings bank which was originally founded in 1918. Osage Federal operates from its main office in Pawhuska, Oklahoma, and a branch office in Bartlesville, Oklahoma. Osage Federal's deposits are federally insured by the Savings Association Insurance Fund as administered by the Federal Deposit Insurance Corporation. Osage Federal is regulated by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

Osage Federal conducts a traditional community bank operation, offering retail banking services, one- to four-family mortgage loans, multi-family, commercial and other real estate mortgage loans, construction loans, automobile loans, second mortgage loans and other consumer loans.

The Company's executive offices are located at 239 East Main Street, Pawhuska, Oklahoma and its main telephone number is (918) 287-2919.

STOCK PRICE INFORMATION

Since it commenced trading on April 1, 2004, the Company's common stock has traded in the over-the-counter market with quotations available on the OTC Electronic Bulletin Board under the trading symbol OFFO. The following table reflects high and low bid prices as reported on the OTC Electronic Bulletin Board for the one quarter that the Company's common stock traded during fiscal year 2004. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

           Quarter Ended                     High               Low
           -------------                     ----               ---
           June 30, 2004                    $ 12.35           $10.50

The number of stockholders of record as of June 30, 2004 was approximately 179. This does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms. At June 30, 2004, there were 2,281,313 shares of the Company's common stock outstanding including 1,596,919 shares held by Osage Federal MHC.

On July 21, 2004, the Company's Board of Directors declared a $0.05 per share cash dividend to stockholders of record as of August 4, 2004, payable on August 23, 2004. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank which subject to certain regulatory restrictions on the payment of dividends.

SELECTED FINANCIAL DATA

                                                                At or For the
                                                                 Year Ended
                                                                 June 30,
                                                            --------------------
                                                              2004        2003
                                                              ----        ----

 Balance Sheet Data:
 Assets ................................................    $88,891     $78,523
 Loans receivable, net .................................     55,496      46,342
 Loans held-for-sale ...................................         --       1,281
 Securities ............................................     27,202      17,974
 Cash and cash equivalents .............................      1,593      10,114
 Deposits ..............................................     61,667      58,833
 FHLB advances and other borrowings ....................     12,600      11,000
 Stockholders' equity ..................................     13,602       7,541

 Summary of Operations:
 Interest income .......................................    $ 4,160     $ 4,494
 Interest expense ......................................      1,930       2,378
 Net interest income ...................................      2,230       2,116
 Provision for loan losses .............................         --          --
                                                            -------     -------
 Net interest income after provision for loan losses ...      2,230       2,116
 Noninterest income ....................................        677         921
 Noninterest expense ...................................      2,333       2,183
                                                            -------     -------
 Income before income taxes ............................        574         854
 Provisions for income taxes ...........................        205         323
                                                            -------     -------
 Net income ............................................    $   369     $   531
                                                            =======     =======

 Per Share Date:
 Earnings per share ....................................    $  0.05          NA
 Book value per share ..................................    $  5.96          NA

 Performance Ratios:
 Return on average assets ..............................       0.45%       0.67%
 Return on average equity ..............................       4.07        7.27
 Interest rate spread ..................................       2.47        2.31
 Net interest margin ...................................       2.84        2.73
 Average interest-earning assets to average
   interest-bearing liabilities ........................     115.31      113.60
 Efficiency ratio ......................................      80.25       71.88

 Asset Quality Ratios:
 Non-performing loans to total loans, net ..............       0.02        0.30
 Non-performing assets to total assets .................       0.01        0.33
 Net charge-offs to average loans outstanding ..........       0.00        0.00
 Allowance for loan losses to total loans ..............       0.71        0.85
 Allowance for loan losses to non-performing loans .....    3864.66      292.14

 Capital Ratios:
 Average equity to average assets ......................      11.15        9.21
 Equity to assets at period end ........................      15.30        9.60

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following discussion of the consolidated financial condition and results of operations of the Company should be read in conjunction with the accompanying Consolidated Financial Statements.

Forward Looking Statements

         The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs, expenses, and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

         Osage Federal's results of operations depend primarily on its net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on interest-bearing liabilities. It is a function of the average balances of loans and investment securities versus deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds. Our interest-earning assets consist primarily of residential mortgage loans, multi-family and commercial real estate mortgage loans, and residential mortgage-related securities. Interest-bearing liabilities consist primarily of retail deposits and borrowings from the Federal Home Loan Bank of Topeka ("FHLB"). Our results of operations also depend on our provision for loan losses, non-interest income and non-interest expense. Non-interest income includes service fees and charges. Non-interest expense includes salaries and employee benefits, occupancy expenses and other general and administrative expenses.

         Our results of operations may also be affected significantly by changes in market interest rates, economic and competitive conditions in our market area, and changes in applicable laws, regulations or governmental policies. Furthermore, because our lending activity is concentrated in loans secured by real estate located in Oklahoma, downturns in the regional economy encompassing Oklahoma could have a negative impact on our earnings.

         Over the past year, our loan portfolio has increased as we have emphasized the origination of loans for our portfolio rather than for resale into the secondary market. Loans receivable, net increased 20.0% from June 30, 2003 to June 30, 2004. During this period, we have also increased the percentage of our assets invested in securities and other liquid investments that generally yield less than mortgage loans. Securities increased from 22.9% of assets at June 30, 2003 to 30.6% of assets at June 30, 2004. The proceeds from our initial public offering were originally invested in high-quality collateralized mortgage obligations (CMO's). To better manage our cost of funds, we have adjusted our deposit pricing, which has led to some run-off of higher rate certificate accounts. We have also used long-term advances from the FHLB to stabilize our funding costs. Certificates of deposit declined $2.3 million from June 30, 2003 to June 30, 2004. These strategies increased our net interest margin which has risen from 2.73% for fiscal year 2003 to 2.84% for the fiscal year ended June 30, 2004. We are still selling some loans into the secondary market, if we determine that the loan may have a longer than average duration. As short- and long-term interest rates rise, it is possible that we will sell additional loans to manage our interest rate risk.

Business Strategy

         Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing quality service at competitive prices and emphasizing local control and decision-making. Generally, we have sought to implement this strategy by maintaining a substantial part of our assets in loans secured by one- to four-family residential real estate located in our market area. To the extent that new deposits have exceeded loan originations, we have invested these deposits primarily in mortgage-backed securities. We intend to continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one-to-four family mortgages, and multi-family and commercial real estate mortgage loans.

         During the past few years, long-term interest rates have declined to record low levels and much of our lending has involved the refinancing of existing mortgages for long-term fixed-rate loans at the current rate. We have generally chosen to sell these mortgages rather than hold them in portfolio to reduce our exposure to interest rate risk. We have derived a significant portion of our income from gains on sales of residential mortgage loans to Freddie Mac, a U.S. government-sponsored enterprise in the business of purchasing residential mortgages from thrifts and other eligible seller/servicers. As interest rates have recently increased, refinancing activity has slowed and we have not originated as many long-term, fixed-rate loans for sale to Freddie Mac.
Consequently, we have begun to emphasize the origination of shorter term fixed-rate loans and adjustable-rate loans for portfolio consistent with our asset/liability management policies. There can be no assurance, however, that we will be able to originate sufficient loans for portfolio to compensate for the anticipated decline in income from gains of sales of loans.

Management of Interest Rate Risk and Market Risk

         Qualitative Analysis. Because the majority of our assets and liabilities are sensitive to changes in interest rates, a significant form of market risk for us is interest rate risk, or changes in interest rates. We are vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. Our assets include long-term (primarily 15-year), fixed-rate loans and investments, while our primary source of funds is deposits with substantially shorter maturities. Although having interest-bearing liabilities that reprice more frequently than interest-earnings assets is generally beneficial to net interest income during a period of declining interest rates, this type of an asset/liability mismatch is generally detrimental during periods of rising interest rates.

         The Board of Directors has  established  an  Asset/Liability  Committee
(ALCO) that consists of President and CEO Mark S. White, Executive Vice President and Chief Lending Officer Richard Trolinger, Senior Vice President Martha Hayes, Vice President, Chief Financial Officer and Treasurer Sue Allen Smith, and New Accounts Manager Evelyn Laird. The committee meets on a monthly basis to review current investments; average lives, durations and repricing frequencies of loans and securities; loan and deposit pricing and production volumes and alternative funding sources; interest rate risk analysis; liquidity and borrowing needs; and a variety of other assets and liability management topics. A synopsis of each meeting is reported to the full Board monthly.

         To reduce the effect of interest rate changes on net interest income, we have adopted various strategies intended to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The main elements of these strategies include seeking to:

     (1) originate loans with adjustable-rate features or fixed-rate loans with short maturities, such as home equity and consumer loans;

     (2) lengthen the maturities of time deposits and borrowings when it would be cost effective through the proactive pricing and promotion of certificates of deposit and utilization of FHLB advances;

     (3) increase core deposits (i.e., transaction and savings accounts) which tend to be less interest rate sensitive; and

     (4)  purchase   intermediate   and   adjustable-rate   securities  for  the
          securities   portfolio  that  provide  a  stable  cash  flow,  thereby
          providing investable funds in varying interest rate cycles.

         Quantitative Analysis. Exposure to interest rate risk is actively monitored by management. The Bank's objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. We use the OTS Net Portfolio Value ("NPV") Model to monitor our exposure to interest rate risk which calculates changes in net portfolio value. Reports generated from assumptions provided and modified by management are reviewed by the Asset/Liability Management Committee and reported to the Board of Directors quarterly. The Interest Rate Sensitivity of Net Portfolio Value Report shows the degree to which balance sheet line items and the net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward shift (shock) in the Treasury yield curve.

         The following table presents the Bank's NPV as of June 30, 2004. The NPV was calculated by the OTS, based on information provided by Osage Federal. At June 30, 2004, the Bank was in compliance with the interest rate risk limits established by the Board of Directors.


                                                   Net Portfolio Value
                     Net Portfolio Value      as % of Present Value of Assets
                     -------------------      -------------------------------
       Changes in                                    Net Portfolio  Basis Point
        Rates(1)    $ Amount  $ Change   % Change    Value Ratio      Change
        --------    --------  --------   --------    -----------      ------
                 (Dollars in thousands)
        +300 bp      $10,932   $(3,577)     (25)%       12.54%       -311 bp
        +200 bp       12,265    (2,244)     (15)%       13.76        -189 bp
        +100 bp       13,535      (974)      (7)%       14.86         -79 bp
           0 bp       14,509        --        --        15.65          --
        -100 bp       14,678       169         1%       15.67          +3 bp

-------------
(1) The -200bp and -300bp scenarios are not reported due to the low prevailing interest rate environment.

         The above analysis indicates that the net portfolio value of Osage Federal would be more adversely affected by a 100 basis point increase in market rates than by a 100 basis point decrease in market rates. The report also indicates that throughout the rate scenarios analyzed, Osage Federal's net portfolio value would remain in excess of 10% of the present value of its assets which is within the guidelines adopted by our board of directors. To reduce our future interest-rate risk, we recently began offering new deposit products which should provide us with longer-term liabilities. We have also begun selling more loans in the secondary market if we anticipate that they will have fairly long lives.

         Future interest rates or their effect on NPV or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. There are inherent shortcomings in this type of computation. Although individual assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in market interest rates. The interest rates on some adjustable-rate assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other adjustable-rate assets and liabilities may lag behind changes in market interest rates depending on the index used to set rates. Assets such as adjustable-rate mortgages generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debts may decrease in the event of an interest rate increase.

Critical Accounting Policies, Judgments and Estimates

         The accounting and reporting policies of Osage Federal conform with the accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates.

         Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. There can be no assurance that actual results will not differ from those estimates. If actual results are different than management's judgments and estimates, Osage Federal's financial results could change, and such change could be material to Osage Federal.

         Allowance for Loan Losses. Osage Federal considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The balance in the allowance for loan losses is determined based on management's review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including management's assumptions as to future delinquencies, recoveries and losses. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management's estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

         Credit losses are an inherent part of our business and, although we believe the methodologies for determining the allowance for loan losses and the current level of the allowance are adequate, it is possible that there may be unidentified losses in the portfolio that may become evident only at a future date. Additional provisions for such losses, if necessary, would negatively impact earnings.

         For purposes of our allowance for loan loss methodology, we categorize our loans into one of seven categories: residential mortgages, second mortgages, commercial business and commercial real estate, construction, automobile, mobile home, and other consumer loans. The indicated loss factors resulting from this analysis are applied to determine a level for each of the seven categories of loans. In addition, we individually assign loss factors to all loans that have been identified as having loss attributes, as indicated by deterioration in the financial condition of the borrower or a decline in underlying collateral values.

         Intangible Assets. Intangible assets such as mortgage servicing rights are subject to quarterly impairment tests and amortization of the asset through a charge to expense. To the extent the outcome of the impairment tests differ from the carrying value, additional charges to expense could be required to reduce the carrying value to fair value, which would adversely impact earnings in future periods. For purposes of measuring impairment, mortgage servicing rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristics currently used for stratification are contractual maturity and interest rate.

Comparison of Financial Condition at June 30, 2004 and June 30, 2003

         Our total assets increased by $10.4 million to $88.9 million at June 30, 2004 from $78.5 million at June 30, 2003 primarily due to a 20% increase in net loans and a 51.3% increase in securities. The increase in net loans reflects our decision to retain most of our originated one-to-four family mortgage loans in order to improve our net interest margin. Because of our liquidity and interest rate sensitivity, we have the ability to generate fixed-rate loans without a significant risk, assuming rates were to rise suddenly.

         An $8.5 million, or 84.2%, decrease in cash and cash equivalents was offset by a $9.2 million, or 51.3%, increase in securities. Cash and cash equivalents decreased to $1.6 million (consisting primarily of our FHLB demand account) at June 30, 2004 from $10.1 million at June 30, 2003. Securities increased to $27.2 million at June 30, 2004 from $18.0 million at June 30, 2003, reflecting investment of the proceeds from our stock sale into held-to-maturity securities. These securities increased $7.1 million, or 82.7%, between the two periods. Securities classified as available for sale increased 22.6% because of additional purchases. Loans receivable, net increased by $9.2 million, or 19.8%, to $55.5 million at June 30, 2004 from $46.3 million at June 30, 2003. This increase in loans receivable, net primarily resulted from a $9.4 million, or 28.0%, increase in loans secured by one-to-four family residences.

         Our total liabilities rose $4.3 million due to an increase in total deposits to $61.7 million at June 30, 2004 from $58.8 million at June 30, 2003, a $2.9 million, or 4.8% increase. A $2.3 million, or 6.1%, decrease in certificates of deposit was more than offset by a $5.0 million increase in money market accounts. One of our large public depositors placed approximately $3.0 million in money market savings accounts in January 2004. These funds will be paid out gradually over the next several years. To better manage our cost of funds, we have adjusted our deposit pricing. We review these rates weekly, and reset them based on market conditions. Many of our certificate of deposit customers have opted to put their funds into money market accounts for liquidity purposes. This has caused some of the decline in the certificate of deposit balances.

         Equity increased $6.1 million to $13.6 million at June 30, 2004 from $7.5 million at June 30, 2003. On March 31, 2004, the Bank completed a mutual holding reorganization and became a wholly-owned subsidiary of the Company. Approximately $6.4 million in proceeds were realized through the initial sale of stock. The Company lent the Employee Stock Ownership Plan approximately $550,000, which reduced stockholders' equity. In addition, the Company had net income of $369,000 for the fiscal year ended June 30, 2004, and an unrealized after-tax loss on available-for-sale securities of $77,000 for the year.

Comparison of Operating Results for the Years Ended June 30, 2004 and 2003

         General. Net income for the year ended June 30, 2004 was $369,000, a $162,000 decrease compared to net income of $531,000 for fiscal 2003. The decrease in net income resulted from a decrease in noninterest income and an increase in noninterest expense, partially offset by an increase in net interest income.

         Interest Income. Total interest income decreased by $334,000, or 7.4%, to $4.2 million for the year ended June 30, 2004 from $4.5 million for the year ended June 30, 2003. The average balance of total interest-earning assets increased slightly to $78.5 million for 2004 from

$77.6 million for 2003, but was more than offset by a 49 basis point decrease in the average yield earned on interest-earning assets.

         The primary factor for the decrease in interest income was a $304,000, or 8.2%, decrease in interest from loans, relecting a drop in the average yield. The average yield on loans receivable fell 65 basis points to 6.87% for 2004 from 7.52% for 2003, reflecting decreased market rates of interest and prepayments of higher-yielding mortgages. Average balances increased slightly, by $278,000, from the prior year.

         The average balance of securities increased slightly, by $629,000, or 2.2%, to $28.9 million for 2004 from $28.2 million for 2003. Interest income on securities decreased, however, as the result of the 16 basis point decrease in the average yield on securities, to 2.61% for 2004 from 2.77% for 2003. This decline was also reflective of decreased market rates of interest resulting in prepayments of mortgage-backed securities and collateralized mortgage obligations.

         Interest Expense. Total interest expense decreased $448,000, or 18.8%, to $1.9 million for the year ended June 30, 2004 from $2.4 million for the year ended June 30, 2003. The decrease in interest expense resulted from a 64 basis point decrease in the average cost of interest-bearing liabilities along with a slight decrease in the average balance, to $68.0 million for 2004 compared to $68.3 million for 2003. The decrease in the average cost of interest-bearing liabilities was a result of the decline in market rates of interest from 2003 to 2004 and was also attributable in part to a $3.4 million, or 8.7% decrease in the average balance of certificates of deposits, to $35.4 million for 2004 from $38.8 million for 2003. The decrease in the average balance of certificates of deposit was offset by increases in the average balances of all other deposit categories, with the primary increase in money market savings accounts, for which the average balance increased $2.3 million, or 28.6%, to $10.3 million for 2004 from $8.0 million for 2003. The concentration of the increase in average interest-bearing liabilities in the money market accounts, which are lower cost liabilities than certificates of deposit, resulted in a change in the mix of the deposit base to favor a lower cost of funds.

         Interest expense on Federal Home Loan Bank advances fell $84,000, or 13.0%, reflecting a 49 basis point decrease in the average cost, and a $537,000 decrease in the average balance of advances to $11.0 million for 2004 from $11.5 million for 2003.

         Net Interest Income. Net interest income increased by $114,000, or 5.4%, to $2.2 million for the year ended June 30, 2004 from $2.1 million for 2003. The net interest rate spread increased to 2.47% for 2004 from 2.31% for
2003, while the net interest margin increased to 2.84% for 2004 from 2.73% for 2003. The increases in the spread and the net interest margin were attributable to the equity injection from the sale of stock, as well as the increase in average balances of loans, which have higher yields than alternative investments. Because the equity injection from the sale of stock is a noninterest-bearing source of funds, we are able to improve our spread as we invest those funds in loans and securities.

         Provision for Loan Losses. There were no provisions for loan losses made for either fiscal year 2004 or 2003. There were less than $1 thousand of net charge-offs in 2004, and no net charge-offs in 2003. Based on our stratification of the loan portfolios using historical loss factors and other data, management believes that the recorded allowance would cover both known and inherent losses in the portfolio that were both probable and estimable.

         The allowance for loan losses was $409,000 at June 30, 2004 and at June 30, 2003, and as a percentage of total loans outstanding decreased to 0.71% from 0.85% at June 30, 2004 and 2003, respectively. Although the allowance for loan losses has remained relatively unchanged in terms of total dollar amount, the ratio of the allowance for loan losses to total loans outstanding decreased as a result of an increase in total loans.

         Noninterest Income. Noninterest income decreased $245,000, or 26.5% to $676,000 for the year ended June 30, 2004 compared to $921,000 for the year ended June 30, 2003. The decrease was primarily a result of lower income from gains on the sale of mortgage loans, which decreased by $335,000 to $145,000 for 2004 from $480,000 for 2003, a 69.8% decline. The decrease was due to the lower level of loans sold. In 2004, we sold $10.0 million of loans, a $17.0 million or 63.0% decrease over 2003 loan sales of $27.0 million. Our intent has been to keep more loans in our portfolio in order to increase our net interest margin. Although this has resulted in reduced gains on loan sales, the benefit will be spread to future years' earnings. Net loan servicing fees for the year ended June 30, 2004 were $24,000, an increase of $34,000 compared to $(10,000) for the year ended June 30, 2003. These fees represent servicing income received from Freddie Mac, offset by amortization of originated mortgage servicing rights. We received $121,000 of fees to service these loans, and recognized $97,000 of amortization expense for the period ended June 30, 2004. The amortization is recorded to reduce the value of the originated mortgage servicing rights recognized in current and prior periods. We estimate the remaining average lives of the underlying mortgages that we service, and amortize the asset based on those remaining lives. Due to the low interest rate environment during 2003 and 2004, many loans that we serviced were refinanced. We used a shorter average life to amortize the servicing rights in order to reflect the higher prepayment of these loans. Depending upon the interest rate environment in the future, we may elect to assign longer lives to the remaining unamortized servicing rights. Because we have elected to retain almost all of our originated one- to four-family loans, we anticipate that the asset balance will decline over time and that amortization in future periods will be reduced. For the year ended June 30, 2004, we recognized $34,000 of tax-free income due to the increase in net cash surrender value of bank-owned life insurance. This is an investment which provides the Bank cash proceeds in the event of the death of key management personnel or directors. This policy went into effect January 1, 2004.

         Noninterest Expense. Noninterest expense increased $150,000, or 6.9% to $2.3 million for the year ended June 30, 2004 from $2.2 million for the year ended June 30, 2003. The increase resulted from moderate increases in most categories of noninterest expense, including a $71,000, or 5.8%, increase in salaries and employee benefits, and a $95,000, or 14.8% increase in other operating expenses. The increase in salaries and employee benefits was due to normal raises and increased medical insurance costs. In addition, beginning in 2004, the Company recognized $25,000 of costs for a post-retirement benefit for certain key management personnel and some members of the board of directors. The increase in other operating expenses was attributable to a variety of expense items, the most significant of which was a $40,000, or 141.1%, increase in audit and legal fees relating to Osage Federal becoming a public company. These increases were partially offset by a $14,000 decrease in occupancy expense.

         Management expects increased noninterest expenses in the future as a result of the establishment of the employee stock ownership plan and the potential stock benefit plans, as well as increased costs associated with being a public company such as periodic reporting, annual meeting materials, retention of a transfer agent, and professional fees.

         Provision for Income Taxes. The provision for income taxes decreased $118,000, or 36.5%, reflecting a decrease in pretax income. The effective tax rate was 36% and 38% for the fiscal years ended June 30, 2004 and 2003.

         Average Balance Sheet. The following tables set forth certain information relating to Osage Federal's interest-earning assets and interest-bearing liabilities at and for the periods indicated. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

                                                                    Year Ended June 30,
                                            --------------------------------------------------------------------
                                                         2004                                 2003
                                            --------------------------------     -------------------------------
                                            Average                Average       Average                Average
                                            Balance    Interest   Yield/Cost     Balance    Interest  Yield/Cost
                                            -------    --------   ----------     -------    --------  ----------
                                                                   (Dollars in thousands)
Interest-earning assets:
 Loans receivable, net(1)...........        $49,614     $3,408       6.87%       $49,336     $3,712     7.52%
 Securities (2).....................         28,853        752       2.61         28,224        782     2.77
                                            -------     ------                  --------     ------
  Total interest-earning assets.....         78,467      4,160       5.30         77,560      4,494     5.79
Non-interest-earning assets.........          2,864     ------                     1,774     ------
                                            -------                              -------
  Total assets......................        $81,331                              $79,334
                                            =======                              =======
Interest-bearing liabilities:
 Demand and NOW accounts............         $6,509         40       0.61         $6,054         58     0.96
 Money market savings...............         10,308        155       1.50          8,015        147     1.83
 Savings............................          4,860         48       0.99          3,879         46     1.19
 Certificates of deposit............         35,388      1,125       3.18         38,766      1,481     3.82
 FHLB advances......................         10,983        562       5.12         11,538        646     5.60
                                            -------     ------                  --------     ------
  Total interest-bearing liabilities         68,048      1,930       2.83         68,252      2,378     3.48
                                            -------     ------                  --------     ------

Non-interest-bearing liabilities....          4,212                                3,774
                                            -------                              -------
 Total liabilities..................         72,260                               72,026
Stockholders' Equity................          9,071                                7,308
                                            -------                              -------
 Total liabilities and stockholders'
    earnings........................        $81,331                              $79,334
                                            =======                              =======
Net interest income.................                    $2,230                               $2,116
                                                        ======                               ======
Interest rate spread (3)............                                 2.47%                              2.31%
Net yield on interest-earning
   assets(4)........................                                 2.84%                              2.73%
Ratio of average interest-earning
   assets  to average interest-
   bearing liabilities..............                               115.31%                            113.60%

---------------
(1) Non-accruing loans have been included in loans receivable, net, and the effect of such inclusion was not material. Loans held for sale have been included in loans receivable, net.
(2)  Includes securities, interest-bearing deposits, and FHLB stock.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

         Rate/Volume Analysis. The following table reflects the sensitivity of our interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

                                                      Year Ended June 30,                      Year Ended June 30,
                                            ----------------------------------        --------------------------------
                                                        2004 vs. 2003                            2003 vs. 2002
                                            ----------------------------------        --------------------------------
                                                      Increase (Decrease)                      Increase (Decrease)
                                                           Due to                                   Due to
                                            ----------------------------------        --------------------------------
                                            Volume          Rate         Total        Volume         Rate        Total
                                            ------          ----         -----        ------         ----        -----
                                                                          (In thousands)
Interest and dividend income:
   Loans receivable.....................    $   21        $ (325)       $ (304)     $  (301)       $ (368)      $ (669)
   Securities...........................        17           (47)          (30)         196          (223)         (27)
                                            ------        ------        ------      -------        ------       ------
      Total interest-earning assets.....        38          (372)         (334)        (105)         (591)        (696)
                                            ------        ------        ------      -------        ------       ------

Interest expense:
   Demand and NOW Deposits..............    $    4        $  (22)       $  (18)     $     2        $  (22)      $  (20)
   Money market savings.................        37           (29)            8           51           (42)           9
   Savings accounts.....................        11            (9)            2            6           (24)         (18)
   Certificates of deposit..............      (121)         (235)         (356)         (99)         (406)        (505)
   Advances from FHLB and
      other borrowings..................       (30)          (54)          (84)          37           (67)         (30)
                                            ------        ------        ------      -------        ------       ------
      Total interest-bearing
        liabilities.....................       (99)         (349)         (448)          (3)         (561)        (564)
                                            ------        ------        ------      -------        ------       ------
Change in net interest income...........    $  137        $  (23)       $  114      $  (102)       $  (30)      $ (132)
                                            ======        ======        ======      =======        ======       ======

Liquidity and Commitments

         We are required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.

         Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, scheduled payments, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. We also generate cash through borrowings. We utilize Federal Home Loan Bank advances to leverage our capital base and provide a portion of the funding needed to manage the interest rate risk presented by our core business of attracting and retaining retail deposits to fund mortgage and consumer loans.

         Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits, mutual funds, and collateralized mortgage obligations. On a longer term basis, we maintain a strategy of investing in various loan products. We use our sources of funds primarily to meet our ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities. At June 30, 2004, the total approved loan origination commitments outstanding amounted to $3.8 million. At the same date, construction loans in process were $1.4 million. Certificates of deposit scheduled to mature in one year or less at June 30, 2004, totaled $18.5 million. Although the average cost of deposits decreased throughout 2004, management's policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with Osage Federal. In addition, at June 30, 2004, our total collateralized borrowing limit was $35.5 million of which we had $12.6 million outstanding, giving us the ability at June 30, 2004 to borrow an additional $22.9 million from the Federal Home Loan Bank of Topeka as a funding source to meet commitments and for liquidity purposes.

         The following table discloses our fixed and determinable contractual obligations and commercial commitments by payment date as of June 30, 2004. Commitments to sell loans totaled $246,000 at June 30, 2004.


                                                                Less Than                              More Than
                                                    Total         1 Year      1-3 Years    4-5 Years    5 Years
                                                    -----         ------      ---------    ---------   ---------
                                                                           (In thousands)
Federal Home Loan Bank advances........          $ 12,600      $  4,600       $  5,000    $  3,000     $    --
Certificates of deposit................            35,134        18,503          6,228       8,757       1,646
                                                 --------      --------       --------    --------     -------
    Total..............................          $ 47,734      $ 23,103       $ 11,228    $ 11,757     $ 1,646
                                                 ========      ========       ========    ========     =======

                                                    Total
                                                   Amounts     Less Than                               More Than
                                                  Committed      1 Year      1-3 Years    4-5 Years     5 Years
                                                  ---------      ------      ---------    ---------     ---------
                                                                           (In thousands)
Construction loans in process (1)..........      $   1,381     $    248        $   3        $    1     $   1,129
Other commitments to extend credit(2)......          3,781        3,781           --            --            --
                                                 ---------     --------        -----        ------     ---------
    Total..................................      $   5,162     $  4,029        $   3        $    1     $   1,129
                                                 =========     ========        =====        ======     =========

--------------
(1)  Includes  construction  loans which will  convert to permanent  loans.
(2)  Represents amounts committed to customers.

Capital

         Consistent with our goals to operate a sound and profitable financial organization, Osage Federal actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity was $13.6 million at June 30, 2004, or 15.29% of total assets on that date. As of June 30, 2004, Osage Federal Bank exceeded all capital requirements of the Office of Thrift Supervision. The Bank's regulatory capital ratios at June 30, 2004 were as follows: core capital - 12.35%; Tier I risk-based capital - 25.91%; and total risk-based capital - 26.80%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

Impact of Inflation

         The financial statements included in this document have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

         The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

         The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards No. 149 ("SFAS No. 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts. Osage Federal adopted SFAS No. 149 on July 1, 2003, with no impact to the financial statements.

         The FASB recently issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement established standards on the classification and measurement of specified financial instruments with characteristics of both debt and equity. Osage Federal adopted SFAS No. 150 on July 1, 2003, with no impact to the financial statements.

         In November 2002, the FASB issued its Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The liability is recognized for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee, or if the guarantee was issued with a premium payment, or as part of a transaction with multiple elements. As of June 30, 2004, Osage Federal had issued no guarantees; thus, FIN 45 had no effect on the financial statements.

         The FASB has issued its Interpretation No. 46 "Consolidation of Variable Interest Entities" which requires the consolidation of certain special purpose entities (SPE's) by a company if it is determined to be the primary beneficiary of the SPE's operating activities. At the time, Osage Federal does not believe FIN 46 will have any effect on its financial statements.

         In December 2003, the FASB issued a revised SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits - An Amendment of FASB Statements Nos. 87, 88 and 106" (SFAS No. 132(R)). SFAS No. 132(R) requires additional disclosures to those in the original statement about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. SFAS No. 132(R) also amends
Accounting   Principles  Board  ("APB")  Opinion  No.  28,  "Interim   Financial
Reporting," to require interim disclosure of the components of net periodic benefit cost and, if significantly different from previously disclosed amounts, the amounts of contributions and projected contributions to fund pension plans and other postretirement benefit plans. SFAS No. 132(R) is effective for financial statements for fiscal years ending after December 15, 2003, except for disclosure of estimated future benefit payments, which is effective for disclosure for fiscal years ending after June 15, 2004. As the provisions of SFAS No. 132(R) are disclosure related, the adoption of SFAS No. 132(R) had no impact on Osage Federal's financial condition or results of operations.

         In December 2003, the FASB issued Interpretation No. 46 (revised), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," ("FIN 46R"). FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidate the variable interest entity ("VIE"). Fin 46R replaces FIN46 that was issued in January 2003. All public companies, such as Osage Federal, are required to fully implement FIN 46R no later than the end of the first reporting period ending after March 15, 2004. The adoption of FIN 46R had no impact on Osage Federal's financial condition or results of operations.

         In December 2003, the American Institute of Certified Public Accountants issued Statement of Position No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" (SOP No. 03-3). SOP No. 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP No. 03-3 prohibits "carry over" or creation of valuation allowances in the initial accounting of all loans acquired in transfers within the scope of SOP No. 03-3, which includes loans acquired in a business combination. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP No. 03-3 is not expected to have an impact on Osage Federal's financial condition or results of operations.

         In March 2004, the FASB's Emerging Issues Task Force reached a consensus of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments". The guidance prescribes a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments. The accounting guidance is effective for reporting periods beginning after June 15, 2004, while the disclosure requirements are effective for annual reporting periods ending after June 15, 2004. The adoption of this EITF did not have a material effect on the consolidated financial position or results of operations of the Company. There is additional guidance currently being proposed to clarify certain issues contained in EITF 03-1; management will monitor these developments and their potential impact on the consolidated financial statements of the Company.

                                                  Commerce Bank Building
                  3230 Hammons Boulevard          100 S. Broadway Street
                  P.O. Box 1824                   P.O. Box 1448
                  Joplin, MO 64802-1824           Pittsburg, KS 66762-1448
                  417 624-1065  FAX 417 624-1431  620 231-7380  FAX 620 231-1226
[LOGO] BKD      ----------------------------------------------------------------
       LLP                                        bkd.com

                Report of Independent Registered Accounting Firm


Audit Committee, Board of Directors and Stockholders
Osage Federal Financial, Inc
Pawhuska, Oklahoma


We have audited the accompanying consolidated balance sheets of Osage Federal Financial, Inc. as of June 30, 2004 and 2003, and the related statements of income, stockholders' equity and cash flows for each of the two years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Osage Federal Financial, Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

                                        BKD, LLP

                                        /s/BKD, LLP

August 6, 2004
Joplin, Missouri

                          Osage Federal Financial, Inc.
                           Consolidated Balance Sheets
                             June 30, 2004 and 2003

Assets

                                                                                2004            2003
                                                                           ------------    ------------
    Cash and due from banks                                                $    573,913    $    450,313
    Interest bearing deposits with banks                                      1,019,078       9,663,687
                                                                           ------------    ------------

        Cash and cash equivalents                                             1,592,991      10,114,000

    Available-for-sale securities                                            11,490,050       9,375,361
    Held-to-maturity securities                                              15,711,809       8,598,852
    Mortgage loans held for sale                                                     --       1,280,600
    Loans, net                                                               55,495,751      46,342,323
    Premises and equipment                                                    1,318,857       1,386,294
    Foreclosed assets held for sale, net                                             --         117,938
    Interest receivable                                                         319,708         292,190
    Federal Home Loan Bank stock, at cost                                       685,000         667,500
    Income taxes refundable                                                      70,403           9,629
    Bank owned life insurance                                                 1,934,045              --
    Other                                                                       272,465         338,211
                                                                           ------------    ------------
               Total assets                                                $ 88,891,079    $ 78,522,898
                                                                           ============    ============

Liabilities and Stockholders' Equity

    Liabilities
        Deposits                                                           $ 61,666,634    $ 58,833,435
        Federal Home Loan Bank advances                                      12,600,000      11,000,000
        Advances from borrowers held in escrow                                  689,065         795,604
        Accrued interest and other liabilities                                  220,504         154,818
        Deferred income taxes                                                   112,982         198,380
                                                                           ------------    ------------
               Total liabilities                                             75,289,185      70,982,237
                                                                           ------------    ------------

    Commitments and Contingencies                                                    --              --

    Stockholders' Equity
        Preferred stock, $.10 par value (5,000,000 shares authorized;
          none outstanding)                                                          --              --
        Common stock, $.10 par value (20,000,000 shares authorized;
          2,281,313 shares issued and outstanding at June 30, 2004; none
          issued and outstanding at June 30, 2003)                              228,131              --
        Additional paid-in capital                                            6,188,947              --
        Retained earnings                                                     7,810,673       7,541,946
        Unallocated ESOP shares                                                (547,510)             --
        Accumulated other comprehensive loss                                    (78,347)         (1,285)
                                                                           ------------    ------------
               Total stockholders' equity                                    13,601,894       7,540,661
                                                                           ------------    ------------
               Total liabilities and stockholders' equity                  $ 88,891,079    $ 78,522,898
                                                                           ============    ============

See Notes to Consolidated Financial Statements                               F-2

                         Osage Federal Financial, Inc.
                        Consolidated Statements of Income
                       Years Ended June 30, 2004 and 2003


                                                                          2004          2003
                                                                      -----------    -----------
Interest Income
    Loans                                                             $ 3,407,765    $ 3,712,217
    Available-for-sale securities                                         238,983        221,582
    Held-to-maturity securities                                           452,376        420,449
    Deposits with other financial institutions                             37,433        113,757
    Other                                                                  23,546         25,886
                                                                      -----------    -----------
       Total interest income                                            4,160,103      4,493,891
                                                                      -----------    -----------

Interest Expense
    Deposits                                                            1,367,965      1,731,541
    Advances from Federal Home Loan Bank                                  561,791        646,000
                                                                      -----------    -----------
       Total interest expense                                           1,929,756      2,377,541
                                                                      -----------    -----------

Net Interest Income                                                     2,230,347      2,116,350
Provision for loan losses                                                      --             --
                                                                      -----------    -----------
Net interest income after provision for loan losses                     2,230,347      2,116,350
                                                                      -----------    -----------

Noninterest Income
    Service charges on deposit accounts                                   375,602        357,404
    Other service charges and fees                                         68,270         62,568
    Gain on sale of mortgage loans                                        145,026        480,349
    Net loan servicing fees                                                24,282        (10,264)
    Other income                                                           63,308         30,682
                                                                      -----------    -----------
       Total noninterest income                                           676,488        920,739
                                                                      -----------    -----------

Noninterest Expense
    Salaries and employee benefits                                      1,288,236      1,217,575
    Net occupancy expense                                                 297,645        312,013
    Deposit insurance premium                                               9,056          9,871
    Other operating expenses                                              737,942        642,992
                                                                      -----------    -----------
       Total noninterest expense                                        2,332,879      2,182,451
                                                                      -----------    -----------

Income Before Income Taxes                                                573,956        854,638

Provision for Income Taxes                                                205,229        323,278
                                                                      -----------    -----------

Net Income                                                                368,727        531,360

Other Comprehensive Income (Loss)
    Unrealized loss on available-for-sale securities, net of income
      taxes of $(48,804) - June 30, 2004; $(401) - June 30, 2003          (77,062)          (663)
                                                                      -----------    -----------

Comprehensive Income                                                  $   291,665    $   530,697
                                                                      ===========    ===========

Basic and Diluted Earnings Per Share (Since Conversion)               $       .05    $       N/A
                                                                      ===========    ===========

See Notes to Consolidated Financial Statements                               F-3

                 Consolidated Statements of Stockholders' Equity
                       Years Ended June 30, 2004 and 2003

                                                                             Common Stock
                                                                         Shares        Amount
                                                                         ------        ------
    Balance, July 1, 2002                                                   --      $     --

        Net income                                                          --            --

        Change in unrealized depreciation on available-for-sale
          securities, net of taxes                                          --            --
                                                                     ---------      --------

    Balance, June 30, 2003                                                  --            --

        Net income                                                          --            --

        Retained earnings transferred to mutual holding company             --            --

        Change in unrealized depreciation on available-for-sale
          securities, net of taxes                                          --            --

        Net proceeds from sale of common stock                       2,226,562       228,131
                                                                     ---------      --------

    Balance, June 30, 2004                                           2,226,562      $228,131
                                                                     =========      ========

See Notes to Consolidated Financial Statements

Additional Paid-     Retained    Unallocated     Accumulated Other
in Capital           Earnings    ESOP Shares     Comprehensive Loss      Total
----------           --------    -----------     ------------------      -----

$         --     $  7,010,586    $         --      $       (622)   $  7,009,964

          --          531,360              --                --         531,360


          --               --              --              (663)           (663)
------------     ------------    ------------      ------------    ------------

          --        7,541,946              --            (1,285)      7,540,661

          --          368,727              --                --         368,727

          --         (100,000)             --                --        (100,000)


          --               --              --           (77,062)        (77,062)

   6,188,947               --        (547,510)               --       5,869,568
------------     ------------    ------------      ------------    ------------

$  6,188,947     $  7,810,673    $   (547,510)     $    (78,347)   $ 13,601,894
============     ============    ============      ============    ============

                   Osage Federal Savings and Loan Association
                          Osage Federal Financial, Inc.
                      Consolidated Statements of Cash Flows
                       Years Ended June 30, 2004 and 2003


                                                                             2004            2003
                                                                        ------------    ------------
Operating Activities
    Net income                                                          $    368,727    $    531,360
    Items not requiring (providing) cash
       Depreciation                                                          131,062         164,949
       Amortization                                                          134,273         131,590
       Deferred income taxes                                                 (36,808)         16,860
       Gain on sale of mortgage loans                                       (145,026)       (480,349)
       Gain on sale of foreclosed assets held for sale                        (7,511)         (6,013)
       Gain on disposal of premises and equipment                             (4,200)             --
       Dividends on available-for-sale mutual funds                         (238,983)       (221,582)
       Stock dividends on Federal Home Loan Bank stock                       (17,500)             --
       Increase in cash surrender value of bank owned life insurance         (34,045)             --
    Originations of loans held for delivery against commitments           (8,731,042)    (27,546,942)
    Proceeds from nonrecourse sale of loans held for delivery against
      commitments                                                         10,141,276      27,049,956
    Changes in
       Interest receivable                                                   (27,518)         80,053
       Other assets                                                          (15,570)         (7,029)
       Accrued interest and other liabilities                                  3,554         (67,089)
                                                                        ------------    ------------

           Net cash provided by (used in) operating activities             1,520,689        (354,236)
                                                                        ------------    ------------

Investing Activities
    Net change in loans                                                   (9,199,294)      5,436,735
    Purchases of premises and equipment                                      (63,625)       (137,092)
    Purchase of bank owned life insurance                                 (1,900,000)             --
    Proceeds from sales of premises and equipment                              4,200              --
    Proceeds from sale of foreclosed assets                                  171,315         117,363
    Purchases of available-for-sale securities                            (2,000,000)     (2,000,000)
    Proceeds from maturities and paydowns of held-to-maturity
      securities                                                           6,804,173       8,636,833
    Purchases of held-to-maturity securities                             (13,954,695)     (9,057,775)
                                                                        ------------    ------------
           Net cash provided by (used in) investing activities           (20,137,926)      2,996,064
                                                                        ------------    ------------

                                                                                 2004            2003
                                                                            ------------    ------------
    Financing Activities
        Net increase in demand, money market, NOW and savings deposits      $  5,119,558    $  1,650,483
        Net decrease in certificates of deposit                               (2,286,359)     (1,665,070)
        Net increase in Federal Home Loan Bank line of credit                  1,600,000              --
        Proceeds from Federal Home Loan Bank advances                         (2,000,000)             --
        Repayments of Federal Home Loan Bank advances                          2,000,000              --
        Net increase (decrease) in advances from borrowers held in escrow       (106,539)        168,729
        Net proceeds from sale of common stock                                 5,869,568              --
        Capitalization of mutual holding company                                (100,000)             --
                                                                            ------------    ------------

               Net cash provided by financing activities                      10,096,228         154,142
                                                                            ------------    ------------

    Increase (Decrease) in Cash and Cash Equivalents                          (8,521,009)      2,795,970

    Cash and Cash Equivalents, Beginning of Year                              10,114,000       7,318,030
                                                                            ------------    ------------

    Cash and Cash Equivalents, End of Year                                  $  1,592,991    $ 10,114,000
                                                                            ============    ============

    Supplemental Cash Flows Information

        Real estate and other assets acquired in settlement of loans        $     45,866    $    139,900

        Interest paid                                                       $  1,922,317    $  2,383,657

        Income taxes paid                                                   $    304,169    $    369,561

        Mutual fund dividends reinvested                                    $    238,983    $    221,582


                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003

Note 1:  Nature of Operations and Summary of Significant Accounting Policies


    Nature of Operations

        In March 2004, Osage Federal Savings & Loan Association (the "Association") reorganized from a federally chartered mutual savings and loan association into a two-tiered mutual holding company structure. The Association became a wholly owned subsidiary of Osage Federal Financial, Inc. (the "Company"), which is controlled by Osage Federal M.H.C (the "MHC"). Concurrent with the reorganization, the Company sold common stock equal to 30% of its pro forma market value to the public. Seventy percent of the Company's stock was kept by the MHC. In connection with the reorganization, the Association changed its name to Osage Federal Bank (the "Bank").

        The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in north central Oklahoma. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.


    Principles of Consolidation

        The  consolidated  financial  statements  include  the  accounts  of the
        Company  and  the  Bank.  All  significant   intercompany  accounts  and
        transactions have been eliminated in consolidation.


    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of assets acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.


    Cash Equivalents

        The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003


    Securities

        Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity.

        Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

        Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.


    Mortgage Loans Held for Sale

        Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.


    Loans

        Loans that management has the intent and ability to hold until maturity or pay-offs are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.


    Allowance for Loan Losses

        The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003


        A loan is considered  impaired when,  based on current  information  and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.


    Premises and Equipment

        Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Building and improvements, furniture, fixtures, and equipment, and automobiles are depreciated using the straight-line method over the estimated useful lives of the assets, which are as follows:

                  Buildings and improvements                  5-40 years
                  Furniture, fixtures, and equipment          3-10 years
                  Automobiles                                    5 years


    Federal Home Loan Bank Stock

        Federal Home Loan Bank stock is a required investment for members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula. At June 30, 2004, the Bank held 6,850 shares with a cost of $685,000 and at June 30, 2003, the Bank held 6,675 shares of stock with a cost of $667,500.


    Foreclosed Assets Held for Sale

        Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003


    Mortgage Servicing Rights

        Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristics currently used for stratification are type of loan, contractual maturity and interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.


    Income Taxes

        Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.


    Earnings Per Share

        Earnings per share is computed based on the weighted average number of shares outstanding during the period since the conversion. Shares held by the ESOP are deducted from the shares outstanding until committed to be released. Since there are no dilutive securities, basic and diluted earnings per share is the same.


    Restriction on Cash and Due From Banks

        The Bank is required to maintain reserve funds in cash by the Federal Reserve Bank. The reserves required at June 30, 2004 and 2003 were $75,000 and $82,000, respectively.



Note 2:  Securities

        The amortized cost and approximate fair values of securities are as follows:

    Available-for-Sale Securities

                                                                          June 30, 2004
                                                                                       Gross
                                                                     Gross          Unrealized     Approximate Fair
                                               Amortized Cost   Unrealized Gains      Losses             Value
                                              ----------------- ----------------- ---------------- ------------------
    Mutual fund consisting primarily          $    11,616,413   $             --   $      (126,363) $      11,490,050
       of mortgage securities                 ===============   ================   ===============  =================

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003

                                                                          June 30, 2003
                                                                                       Gross
                                                                     Gross          Unrealized     Approximate Fair
                                               Amortized Cost   Unrealized Gains      Losses             Value
                                              ----------------- ----------------- ---------------- ------------------
    Mutual fund consisting primarily          $     9,377,430   $             --   $        (2,069) $       9,375,361
       of mortgage securities                 ===============   ================   ===============  =================

    Held-to-Maturity Securities

                                                                          June 30, 2004
                                                                                       Gross
                                                                     Gross          Unrealized     Approximate Fair
                                               Amortized Cost   Unrealized Gains      Losses             Value
                                              ----------------- ----------------- ---------------- ------------------
           Mortgage-backed securities and
              collateralized mortgage
              obligations                     $    15,711,809   $         7,511   $      (614,980) $      15,104,340
                                              ===============   ===============   ===============  =================


                                                                          June 30, 2003
                                                                                       Gross
                                                                     Gross          Unrealized     Approximate Fair
                                               Amortized Cost   Unrealized Gains      Losses             Value
                                              ----------------- ----------------- ---------------- ------------------

           Mortgage-backed securities and
              collateralized mortgage
              obligations                     $     8,598,852   $        63,262   $       (29,663) $       8,632,451
                                              ===============   ===============   ===============  =================

        The mortgage-backed securities and collateralized mortgage obligations are not due on a single maturity date. All of these securities are backed by either Freddie Mac, Fannie Mae or Ginnie Mae.

        The amortized cost of securities and overnight funds pledged as collateral to secure public deposits and for other purposes amounted to $8,342,600 and $6,660,284 at June 30, 2004 and 2003, respectively. The approximate fair value of pledged securities and overnight funds amounted to $7,992,300 and $6,701,100 at June 30, 2004 and 2003,
        respectively.

        Included in held-to-maturity securities at June 30, 2004 and 2003, are certain collateralized mortgage obligations with an amortized cost of $7,919,521 and $2,022,100, respectively, and an approximate fair value of $7,535,085 and $2,021,100, respectively, whose fair values may be more volatile as yields earned are affected by the speed at which mortgages in an underlying trust are paid prior to their scheduled maturities. The Bank had no sales of available-for-sale or held-to-maturity securities during the years ended June 30, 2004 and 2003.

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003



        Fair values of certain investments in mortgage-backed and mutual fund securities are reported above at an amount less than their historical cost. Total fair value of these investments at June 30, 2004 was $26,162,921, which is approximately 98.4% of the Bank's available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from recent increases in market interest rates.

        Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

        Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

        The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2004.


                                  Less than 12 Months           12 Months or More                   Total
                                              Unrealized                    Unrealized                    Unrealized
  Description of Securities    Fair Value       Losses       Fair Value       Losses       Fair Value       Losses
-----------------------------------------------------------------------------------------------------------------------
        Mortgage-backed
          securities           $  12,868,004  $   509,719   $  1,804,867    $  105,261    $  14,672,871   $  614,980
        Mutual fund
          consisting
          primarily of
          mortgage
          securities                      --           --     11,490,050       126,363       11,490,050      126,363
                               -------------  -----------   ------------    ----------    -------------   ----------

           Total
              temporarily
              impaired
              securities       $  12,868,004  $   509,719   $ 13,294,917    $  231,624    $  26,162,921   $  741,343
                               =============  ===========   ============    ==========    =============   ==========


Note 3:  Loans and Allowance for Loan Losses

        Categories of loans include:

                                                                                      2004               2003
                                                                                ------------------ ------------------
           First mortgage loans (principally conventional)
               Principal balances
                  Secured by one-to-four family residences                      $      43,110,406  $    33,757,275
                  Secured by other properties                                           5,019,494        4,175,340
                  Construction loans                                                      811,350        1,926,125
                                                                                -----------------  ---------------
                                                                                       48,941,250       39,858,740
                                                                                -----------------  ---------------

                                                                            F-11


                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003


                                                                                      2004               2003
                                                                                ------------------ ------------------
               Less
                  Undisbursed portion of construction loans                     $       1,380,954  $     1,405,050
                  Net deferred loan origination fees                                       23,313           15,466
                                                                                -----------------  ---------------
                                                                                        1,404,267        1,420,516
                                                                                -----------------  ---------------

                    Total first mortgage loans                                         47,536,983       38,438,224
                                                                                -----------------  ---------------

           Consumer and other loans
               Principal balances
                  Automobile                                                            3,726,435        3,605,668
                  Savings                                                                 582,355        1,082,830
                  Second mortgage                                                       2,779,831        2,648,857
                  Manufactured home                                                       297,843           53,797
                  Commercial                                                              190,418          214,166
                  Other                                                                   790,612          708,204
                                                                                -----------------  ---------------

                    Total consumer and other loans                                      8,367,494        8,313,522
                                                                                -----------------  ---------------

           Total loans                                                                 55,904,477       46,751,746
           Less allowance for loan losses                                                 408,726          409,423
                                                                                -----------------  ---------------

                                                                                $      55,495,751  $    46,342,323
                                                                                =================  ===============

        Activity in the allowance for loan losses was as follows:

                                                                                   2004                2003
                                                                            ----------------------------------------
           Balance, beginning of year                                         $        409,423   $        409,423
           Provision charged to expense                                                     --                 --
           Losses of $5,860 and $0 charged off, net of recoveries of
              $5,163 for 2004 and $0 for 2003, respectively                               (697)                --

           Balance, end of year                                               $        408,726   $        409,423
                                                                              ================   ================


        Impaired loans totaled approximately $59,000 and $146,000 at June 30, 2004 and 2003, respectively. An allowance for loan losses of $42,000 and $73,000 relates to impaired loans at June 30, 2004 and 2003, respectively.

        Interest of approximately $5,000 and $13,000 was recognized in the years ended June 30, 2004 and 2003, respectively, on average impaired loans of approximately $135,000 and $267,000 for 2004 and 2003, respectively. Interest of approximately $5,000 and $12,000 was recognized in the years ended June 30, 2004 and 2003, respectively, on impaired loans on a cash basis during 2004 and 2003.

        At June 30, 2004 and 2003, accrual loans delinquent 90 days or more were $0 and $8,896, respectively. Non-accrual loans at June 30, 2004 and 2003 were $10,576 and $131,212, respectively.

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003


Note 4:  Loan Servicing

        Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others totaled $45,067,832 and $48,671,850, June 30, 2004 and 2003, respectively.

        Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in advances from borrowers held in escrow, were approximately $394,000 and $418,000 at June 30, 2004 and 2003, respectively.

        There has been no impairment recognized on mortgage servicing rights. This asset is valued quarterly based on current terms of the underlying sold loans. Amortization of the asset, which is stratified into various original lives of the loans, has been accelerated based on estimated current lives of the underlying loans. This is due to the high level of refinancing.

        Mortgage servicing rights are included in assets on the consolidated balance sheets in the caption titled "Other." Activity in mortgage servicing rights as follows:

                                                                                         2004             2003
                                                                                   ----------------- ----------------
         Balance, beginning of year                                                $      274,628    $       235,923
         Servicing rights capitalized                                                      15,392            163,765
         Amortization of servicing rights                                                 (96,708)          (125,060)
         Valuation allowance                                                                   --                 --
                                                                                   --------------    ---------------
         Balance, end of year                                                      $      193,312    $       274,628
                                                                                   ==============    ===============


Note 5:  Premises and Equipment

        Major classifications of premises and equipment, stated at cost, are as follows:

                                                                                         2004             2003
                                                                                   ----------------- ----------------

           Land                                                                    $      126,594    $       126,594
           Buildings and improvements                                                   1,714,689          1,688,936
           Furniture, fixtures and equipment                                              657,569            764,856
           Automobiles                                                                     52,811             53,886
                                                                                   --------------    ---------------
                                                                                        2,551,663          2,634,272
           Less accumulated depreciation                                                1,232,806          1,247,978
                                                                                   --------------    ---------------

           Net premises and equipment                                              $    1,318,857    $     1,386,294
                                                                                   ==============    ===============

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003



Note 6:  Income Taxes

        The provision for income taxes consists of:

                                                                                         2004             2003
                                                                                   ----------------- ----------------
           Taxes currently payable                                                 $      242,037    $      306,418
           Deferred income taxes                                                          (36,808)           16,860
                                                                                   --------------    --------------
               Income tax expense                                                  $      205,229    $      323,278
                                                                                   ==============    ==============

        A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

                                                                                         2004             2003
                                                                                   ----------------- ----------------

           Computed at the statutory rate (34%)                                    $      195,145    $      290,577
           Increase (decrease) resulting from
               Nontaxable interest income, net of nondeductible interest
                 expense                                                                   (1,655)           (1,008)
               Nontaxable increase in cash value of bank-owned life insurance             (11,575)               --
               Nondeductible meals and entertainment costs                                  3,508             3,222
               State income taxes - net of federal tax benefit                             20,185            32,297
               Other                                                                         (379)           (1,810)
                                                                                   --------------    --------------
           Actual tax expense                                                      $      205,229    $      323,278
                                                                                   ==============    ==============

           Effective tax rate                                                                35.8%             37.8%
                                                                                   ==============    ==============


        The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are:

                                                                                         2004             2003
                                                                                   ----------------- ----------------

           Deferred tax assets
               Allowance for loan losses                                           $      142,578    $      135,016
               Benefit plan accruals                                                       19,855             9,270
               Nonaccrual loan interest                                                       164             1,392
               Unrealized depreciation on available-for-sale securities                    48,018               786
                                                                                   --------------    --------------
                                                                                          210,615           146,464
                                                                                   --------------    --------------
           Deferred tax liabilities
               Originated mortgage servicing rights                                       (73,350)         (104,359)
               Federal Home Loan Bank stock dividends                                    (145,730)         (139,080)
               Accumulated depreciation                                                   (89,682)          (88,513)
               Other                                                                      (14,835)          (12,892)
                                                                                   --------------    --------------

                                                                                         (323,597)         (344,844)
                                                                                   --------------    --------------

                  Net deferred tax liability                                       $     (112,982)   $     (198,380)
                                                                                   ==============    ==============

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003


        Retained earnings at June 30, 2004 and 2003, include approximately $615,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. If the Company were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the preceding amount was approximately $246,000 at June 30, 2004 and 2003.



Note 7:  Deposits

        Deposits are summarized as follows:

                                                            Weighted Average
                                                              Interest Rate           2004               2003
                                                           -------------------- ------------------ ------------------
        Demand and NOW accounts, including                    0.58% - 0.58%     $      9,469,589   $      9,419,339
          noninterest bearing deposits of $2,970,614
          at June 30, 2004 and $2,960,564 at June
          30, 2003
        Money market                                          1.46% - 1.58%           12,901,020          7,925,756
        Passbook savings                                      0.78% - 1.00%            4,162,011          4,067,967
                                                                                ----------------   ----------------
                                                                                      26,532,620         21,413,062
                                                                                ----------------   ----------------
        Certificates of deposit
        1% to 1.99%                                                                   12,033,879          4,151,715
        2% to 2.99%                                                                    5,631,466         14,080,908
        3% to 3.99%                                                                    6,664,035          5,089,466
        4% to 4.99%                                                                    8,302,751          9,504,536
        5% to 5.99%                                                                    1,311,752          2,577,075
        6% to 6.99%                                                                    1,100,131          1,926,673
        7% to 7.99%                                                                       90,000             90,000
                                                                                ----------------   ----------------
                                                                                      35,134,014         37,420,373
                                                                                ----------------   ----------------
                                                                                $     61,666,634   $     58,833,435
                                                                                ================   ================


        The aggregate amount of certificates of deposit with a denomination in excess of $100,000 was $10,247,070 and $10,639,615 at June 30, 2004 and
        2003, respectively. Certificates of deposit in excess of $100,000 are not federally insured.

        At June 30, 2004, scheduled maturities of certificates of deposit are as follows:

                         2005             2006            2007           2008            2009            2010
                   ----------------- --------------- --------------- -------------- --------------- ---------------
    1% to 1.99%      $ 10,815,926      $ 1,164,698     $    53,254     $        --     $        --     $       --
    2% to 2.99%         5,139,826          157,212         232,902         101,526              --             --
    3% to 3.99%         1,382,065          293,026         203,967       1,270,219       2,427,107       1,087,651
    4% to 4.99%           583,421          588,605       2,209,628       4,189,260         173,148         558,689
    5% to 5.99%           173,527          174,282         368,419         495,524         100,000              --
    6% to 6.99%           407,791          692,341              --              --              --              --
    7% to 7.99%                --           90,000              --              --              --              --
                     ------------      -----------     -----------     -----------    ------------    -----------

                     $ 18,502,556      $ 3,160,164     $ 3,068,170     $ 6,056,529    $  2,700,255    $ 1,646,340
                     ============      ===========     ===========     ===========    ============    ===========

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003



        Interest expense on deposits is summarized as follows:

                                                                                         2004             2003
                                                                                   ----------------- ----------------

           Money market                                                            $      154,948    $      147,064
           Passbook savings                                                                48,338            45,738
           NOW                                                                             39,357            57,442
           Certificates of deposit                                                      1,125,322         1,481,297
                                                                                   --------------    --------------
                                                                                   $    1,367,965    $    1,731,541
                                                                                   ==============    ==============

Note 8:  Federal Home Loan Bank Advances

        Advances from the Federal Home Loan Bank consist of the following:

                                                                2004                              2003
                                                                        Weighted                         Weighted
                                                                        Average                           Average
                     Due In                            Amount        Interest Rate        Amount       Interest Rate
------------------------------------------------- ------------------ --------------- ----------------- --------------

      2004                                        $             --        0.00%      $    2,000,000         6.21%
      2005                                               4,600,000        3.91%           3,000,000         5.12%
      2006                                               3,500,000        6.24%           3,500,000         6.24%
      2007                                               1,500,000        4.50%           1,500,000         4.54%
      2008                                               1,000,000        3.61%           1,000,000         3.61%
      2009 and later                                     2,000,000        4.31%                  --         0.00%
                                                  ----------------        ----       --------------         ----
                                                  $     12,600,000        4.67%      $   11,000,000         5.46%
                                                  ================        ====       ==============         ====

        The Federal Home Loan Bank requires the Bank to maintain Federal Home Loan Bank stock, investment securities and first mortgage loans free of pledges, liens and encumbrances in an amount equal to at least 117% of outstanding advances as collateral for such borrowings.

        An advance of $2,000,000, due on September 23, 2004, has a call date at the option of the Federal Home Loan Bank of September 24, 2001, and quarterly thereafter, to convert this instrument to a floating rate.

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003



Note 9:  Regulatory Matters

        The Bank is subject to various regulatory capital requirements administered by the federal agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted tangible assets (as defined). Management believes, as of June 30, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

        As of June 30, 2004, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

        The Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

                                                                                                   To Be Well
                                                                                                Capitalized Under
                                                                       For Capital Adequacy     Prompt Corrective
                                                        Actual               Purposes           Action Provisions
                                                   Amount     Ratio      Amount      Ratio      Amount      Ratio
                                                 ----------- --------- ------------ --------- ------------ ---------
                                                                           (In Thousands)
        As of June 30, 2004
           Total Risk-Based Capital
             (to Risk-Weighted Assets)           $  11,376     26.80%  $   3,396    =>  8.0%  $   4,245    => 10.0%
           Tier I Capital
             (to Risk-Weighted Assets)           $  11,000     25.91%  $   1,698    =>  4.0%  $   2,547    =>  6.0%
           Tier I Capital
             (to Adjusted Tangible Assets)       $  11,000     12.35%  $   3,564    =>  4.0%  $   4,455    =>  5.0%
           Tangible Capital
             (to Adjusted Tangible Assets)       $  11,000     12.35%  $   1,337    =>  1.5%        N/A      N/A

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003


                                                                                                   To Be Well
                                                                                                Capitalized Under
                                                                       For Capital Adequacy     Prompt Corrective
                                                        Actual               Purposes           Action Provisions
                                                   Amount     Ratio      Amount      Ratio      Amount      Ratio
                                                 ----------- --------- ------------ --------- ------------ ---------
                                                                           (In Thousands)
        As of June 30, 2003
           Total Risk-Based Capital
             (to Risk-Weighted Assets)           $   7,870     21.72%  $   2,898    =>  8.0%  $   3,623    => 10.0%
           Tier I Capital
             (to Risk-Weighted Assets)           $   7,515     20.74%  $   1,449    =>  4.0%  $   2,174    =>  6.0%
           Tier I Capital
             (to Adjusted Tangible Assets)       $   7,515      9.57%  $   3,140    =>  4.0%  $   3,925    =>  5.0%
           Tangible Capital
             (to Adjusted Tangible Assets)       $   7,515      9.57%  $   1,178    =>  1.5%        N/A      N/A



                                                                                      2004              2003
                                                                                ------------------------------------
                                                                                          (In Thousands)

           GAAP Equity                                                            $       10,941   $        7,541
           Plus (Less):
               Net unrealized losses on equity securities                                     78                1
               Disallowed servicing assets                                                   (19)             (27)
                                                                                  --------------   --------------
               Tangible capital                                                           11,000            7,515
           Plus:
               General allowance for losses                                                  376              355
                                                                                  --------------   --------------

               Total Risk-Based Capital                                           $       11,376   $        7,870
                                                                                  ==============   ==============

Note 10: Pension Plan

        The Company has a defined contribution pension plan covering all employees who have at least one year of service, have reached the age of 21 and work greater than 1,000 hours during the Plan year. Employees may contribute up to 15%, subject to Internal Revenue Service limitations, excluding catch-up adjustments allowed by the Internal Revenue Service, of their compensation with the Company matching 100% of the employee's contribution on the first 3%, and 50% on the next 2%, of the employee's compensation, for a total of 4%. Employer contributions charged to expense for the years ended June 30, 2004 and 2003 were approximately $54,000 and $75,000, respectively.

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003


Note 11: Employee Stock Plans


    Employee Stock Ownership Plan

        As part of the conversion on March 31, 2004, the Company established an ESOP covering substantially all employees of the Company. The ESOP acquired 54,751 shares of Company common stock at $10.00 per share in the conversion with funds provided by a loan from the Company at an annual interest rate of 4.0%. Accordingly, $547,510 representing costs of unreleased shares acquired by the ESOP is shown as a reduction of stockholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as compensation expense. Compensation expense is recorded equal to the fair value of shares committed to be released. ESOP expense for the year ended June 30, 2004 was $27,000.

           Allocated shares                                                  --
           Shares committed to be released                                   --
           Unallocated shares                                            54,751

               Total ESOP shares                                         54,751
                                                                   ------------

           Fair value of unearned shares at June 30                $    599,523
                                                                   ============


        The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement. At June 30, 2004, there were no allocated shares held by the ESOP. In addition, there were no outstanding shares held by former employees that are subject to an ESOP-related repurchase option.

    Stock Option Plan

        The Company intends to establish a restricted stock plan and a stock option plan for officers and employees. If approved, the Company may grant options for up to 45,626 shares of common stock to its officers under the restricted stock plan and up to 114,065 shares of common stock to its employees under the stock option plan. Provisions of each plan must be authorized by the Company's Board of Directors and approved by the Company's stockholders.

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003



Note 12: Other Operating Expenses

        Other operating expenses consist of the following:

                                               2004             2003
                                         ----------------- ----------------

           Bank charges                  $       92,243    $       88,216
           Professional services                 76,355            32,264
           Postage                               44,048            44,229
           Telephone                             15,710            14,747
           Operating supplies                    33,924            34,980
           Insurance                             11,610            11,327
           Electronic data processing            97,241           103,407
           Advertising                           72,105            58,558
           Donations                             12,771            16,245
           Directors' fees                       94,004            75,200
           OTS assessments                       26,241            26,215
           Other                                161,690           137,604
                                         --------------    --------------

                                         $      737,942    $      642,992
                                         ==============    ==============


Note 13: Disclosures about the Fair Value of Financial Instruments

        The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.


                                                         2004                                   2003
                                          Carrying Amount       Fair Value       Carrying Amount      Fair Value
                                         ------------------ ------------------- ------------------ ------------------
Financial assets
  Cash and cash equivalents              $      1,592,991   $      1,592,991    $    10,114,000    $     10,114,000
  Available-for-sale securities                11,490,050         11,490,050          9,375,361           9,375,361
  Held-to-maturity securities                  15,711,809         15,104,340          8,598,852           8,632,451
  Mortgage loans held for sale                         --                 --          1,280,600           1,280,600
   Loans, net                                  55,495,751         56,146,000         46,342,323          49,832,000
   Interest receivable                            319,708            319,708            292,190             292,190
   Federal Home Loan Bank stock                   685,000            685,000            667,500             667,500

Financial liabilities
  Deposits                                     61,666,634         61,842,500         58,833,435          58,853,000
  Accrued interest payable                         19,108             19,108             12,821              12,821
  Federal Home Loan Bank advances              12,600,000         12,767,000         11,000,000          11,639,000


                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003



        The fair value of off-balance sheet items such as loan commitments are not material. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.


    Cash and Cash Equivalents, Interest Receivable and Federal Home Loan Bank Stock

        The carrying amount approximates fair value.


    Securities

        Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.


    Mortgage Loans Held for Sale

        Fair value is estimated  using the quoted market  prices for  securities
        backed   by   similar   loans,   adjusted   for   differences   in  loan
        characteristics.

    Loans

        The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

    Deposits and Accrued Interest Payable

        The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date, i.e., their carrying amount. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.


    Federal Home Loan Bank Advances

        Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003


Note 14: Earnings Per Share

        Earnings per share (EPS) were computed as follows for the quarter ended June 30, 2004. Since the Company did not have stockholders prior to April 1, 2004, earlier earnings per share disclosures would not be meaningful:

                                                             Income
                                                       --------------------

           Net income                                    $        119,521

           Average common shares outstanding                    2,226,562
                                                         ----------------

           Basic and diluted earnings per share          $            .05
                                                         ================


Note 15: Related Party Transactions

        At June 30,  2004  and  2003,  the  Company  had  loans  outstanding  to
        executive  officers,  directors,   significant  shareholders  and  their
        affiliates. At June 30, 2004, these loans are summarized as follows:

           Balance, beginning of year                    $        514,000
           New loans                                              201,000
           Payments                                              (135,000)
                                                         ----------------

           Balance, end of year                          $        580,000
                                                         ================

        In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.



Note 16: Deferred Compensation Agreements

        During the year, the Company entered into deferred compensation agreements with selected officers and directors that provide, upon disability or retirement, a predetermined benefit amount annually for life. Upon death, the agreement provides for reduced payments to continue to the surviving spouse. The present value of total estimated deferred compensation is being accrued using the straight-line method over the remaining years to the full eligibility date. Expense for 2004 was approximately $25,000.

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003


Note 17: Significant Estimates and Concentrations

        Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in Notes 1 and 3. Current vulnerabilities due to certain concentrations of credit risk are discussed in Note 18.



Note 18: Commitments and Credit Risk

        The Company grants real estate, consumer and other loans, generally secured by real estate or other assets, throughout its defined lending area which is primarily located in north central Oklahoma.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral consists primarily of residential real estate and other consumer collateral.

        At June 30, 2004 and 2003, the Company had outstanding commitments to originate loans aggregating approximately $3,781,000 and $7,224,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to approximately $3,528,000 and $5,553,000 at June 30, 2004 and 2003, respectively, with the remainder at floating market rates. At June 30, 2004, the interest rates on those commitments ranged from 3.875% to 8.00%.

        Mortgage loans in the process of origination represent amounts which the Company plans to fund within a normal period of 60 to 90 days. A portion of these loans is intended for sale to investors in the secondary market. Commitments to originate mortgage loans for sale are considered by the Company to be derivatives and are recorded on the balance sheet until the commitment is fulfilled in accordance with SFAS 149. Forward commitments to sell mortgage loans are obligations to deliver loans at a specified price on or before a specified future date. The Company acquires such commitments to reduce market risk on saleable mortgage loans in the process of origination and mortgage loans held for sale.

        Total mortgage loans in the process of origination amounted to approximately $3,126,000, and $9,045,000, and mortgage loans held for sale  amounted  to $0  and  $1,280,600,  at  June  30,  2004  and  2003,
        respectively. Related forward commitments to sell mortgage loans amounted to approximately $246,000 and $5,113,000 at June 30, 2004 and 2003, respectively. Included in mortgage loans in the process of origination were commitments to originate loans at fixed rates of interest of approximately $2,982,000 and $7,128,000 at June 30, 2004 and 2003, respectively.

        Loans aggregating $3,696,604 or 7% of the portfolio at June 30, 2004 were outstanding to borrowers employed by an area-based petroleum refining company.

                          Osage Federal Financial, Inc.
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 2004 and 2003



Note 19: Condensed Parent Company Statements

        The condensed balance sheet at June 30, 2004 and statements of income and cash flows for the year ended June 30, 2004, for the parent company, Osage Federal Financial, Inc., are as follows:


           Balance Sheet
               Assets
                  Cash                                                                           $      2,661,318
                  Investment in subsidiary bank                                                        10,940,576
                                                                                                 ----------------
                       Total assets                                                              $     13,601,894
                                                                                                 ----------------
               Stockholders' Equity                                                              $     13,601,894
                                                                                                 ================


           Statement of Income
               Income
                  Interest and dividend income                                                   $            289
                                                                                                 ----------------

               Income Before Income Tax and Equity in Undistributed
                 Earnings of Subsidiaries                                                                     289
               Provision for Income Taxes                                                                      --
                                                                                                 ----------------
               Income Before Equity in Earnings of Subsidiaries                                               289
               Equity in Undistributed Earnings of Subsidiaries                                           119,232
                                                                                                 ----------------
               Net Income                                                                        $        119,521
                                                                                                 ================

           Statement of Cash Flows
               Operating Activities
                  Net income                                                                     $        119,521
                  Items not requiring (providing) cash
                     Equity in undistributed earnings of subsidiary                                      (119,232)
                                                                                                 ----------------
                      Net cash provided by operating activities                                               289
                                                                                                 ----------------
               Investing Activities
                  Investment in subsidiary bank                                                        (3,208,539)
                                                                                                 ----------------
                      Net cash used in investing activities                                            (3,208,539)
                                                                                                 ----------------

               Financing Activities
                  Net proceeds from sale of common stock                                                5,869,568
                                                                                                 ----------------
                      Net cash provided by financing activities                                         5,869,568
                                                                                                 ----------------

               Increase in Cash                                                                         2,661,318

               Cash, Beginning of Year                                                                         --
                                                                                                 ----------------

               Cash, End of Year                                                                 $      2,661,318
                                                                                                 ================

                          OSAGE FEDERAL FINANCIAL, INC.
                               239 E. Main Street
                          Pawhuska, Oklahoma 74056-5215
                                 (918) 287-2919

                               Board of Directors

                            Milton Labadie, Chairman
                        Retired CEO of Osage Federal Bank

                                                       Richard Trolinger
          Mark S. White                            Executive Vice President
        President and CEO                             Osage Federal Bank
        Osage Federal Bank
           Martha Hayes                                 Mark A. Formby
      Senior Vice President                          Owner, Formby Propane
        Osage Federal Bank                              & Formby Foods

           Harvey Payne                                  Gary Strahan
             Attorney                             Certified Public Accountant


                               Executive Officers

                Mark S. White, President and CEO
                Richard Trolinger, Executive Vice President
                Martha Hayes, Senior Vice President
                Sue Allen Smith, Vice President, CFO and Treasurer Frances Altaffer, Vice President and Secretary



Special Counsel             Independent Auditor     Transfer Agent and Registrar
---------------             -------------------     ----------------------------

Malizia Spidi & Fisch, PC   BKD, LLP                Registrar & Transfer Company
1100 New York Avenue, N.W.  3230 Hammons Boulevard  10 Commerce Drive
Suite 340 West              Joplin, MO  68402       Cranford, NJ  07016
Washington, D.C. 20005                              (800) 368-5948