Form 10KSB, Exhibit 13
period 2005-06-30
OSAGE FEDERAL FINANCIAL INC
filed 2005-09-23
CIK 1272771

[LOGO]
Osage
Federal
Financial, Inc.



                                                              2005 ANNUAL REPORT

OSAGE FEDERAL FINANCIAL, INC.
2005 ANNUAL REPORT



TABLE OF CONTENTS
                                                                           Page
                                                                           ----

Letter to Shareholders........................................................1

Corporate Profile.............................................................2

Stock Market Information......................................................2

Selected Consolidated Financial Data..........................................3

Management's Discussion and Analysis
         of Financial Condition and Results of Operations.....................4

Report of Independent Registered Accounting Firm............................F-1

Consolidated Financial Statements...........................................F-2

Notes to Consolidated Financial Statements..................................F-8

Corporate Information.........................................Inside Back Cover

                          Osage Federal Financial, Inc.
                               239 E. Main Street
                               Pawhuska, OK 74056




To Our Shareholders and Customers:

It's hard to believe we are already sending out our second Annual Report since our reorganization into a Mutual Holding Company. This past year has been one marked with a number of successful endeavors for your bank.

The total assets of the bank grew 11% during the year to $98.7 million at June 30, 2005 as compared to $88.9 million at June 30, 2004. Earnings increased nearly 64% to $604,554 for the year ended June 30, 2005 compared to $368,727 for the year ended June 30, 2004. We saw increases in several areas, notably net interest income due to increases in interest income on loans.

Net loans increased 17.8% to $65,356,000 for the year ended June 30, 2005 as compared to $55,496,000 for the year ended June 30, 2004. We continue as a leader in mortgage lending in our area, having originated $27.8 million for the year ended June 30, 2005.

Osage Federal paid its first dividend of $.05 per share for the quarter ended June 30, 2004. Since that quarter, we have increased our dividend each quarter, and paid $.11 per share for the quarter ended June 30, 2005. This latest dividend was paid August 17, 2005 to shareholders of record on August 3, 2005.

This past year also saw the implementation of our 24 hour telephone banking service. The telephone banking, named "Call Katy" provides around the clock convenience for our customers who may inquire on balances, see if checks have cleared and pay on their loans. The service has been well received with over 2,000 calls made in July of 2005.

In closing, we wish to express our appreciation to you as owners and customers. Continue to recommend Osage Federal to your friends and acquaintances. Our directors, officers and employees are grateful for your support and patronage.

Sincerely,

/s/Mark S. White

Mark S. White
President & CEO

CORPORATE PROFILE

Osage Federal Financial, Inc. (the "Company") was incorporated as a federally chartered corporation for the purpose of becoming the holding company of Osage Federal Bank ("Osage Federal" or the "Bank") in connection with the Bank's mutual holding company reorganization. On March 31, 2004, the Bank completed the reorganization and became a wholly-owned subsidiary of the Company and sold 684,394 shares to the public at $10.00 per share (including 54,751 shares issued to our employee stock ownership plan) and issued 1,596,919 shares to Osage Federal MHC.

Osage Federal Bank is a federal savings bank which was originally founded in 1918. Osage Federal operates from its main office in Pawhuska, Oklahoma, and a branch office in Bartlesville, Oklahoma. Osage Federal's deposits are federally insured by the Savings Association Insurance Fund as administered by the Federal Deposit Insurance Corporation (FDIC). Osage Federal is regulated by the Office of Thrift Supervision (OTS) and the FDIC.

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

STOCK MARKET INFORMATION

Since it commenced trading on April 1, 2004, the Company's common stock has traded in the over-the-counter market with quotations available on the OTC Bulletin Board under the trading symbol "OFFO." The following table reflects high and low bid prices as reported on the OTC Bulletin Board for the year ended June 30, 2005 and the one quarter that the Company's common stock traded during fiscal year 2004. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The table also shows the amount of dividends declared per public share for each quarter since trading began. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank which is subject to certain regulatory restrictions on the payment of dividends.

                                                                      Dividends
           Quarter Ended            High                Low            Declared
           -------------            ----                ---            --------

           June 30, 2005            $14.25             $13.00           $0.090
           March 31, 2005            15.05              11.80            0.075
           December 31, 2004         12.80              11.90            0.060
           September 30, 2004        12.25              10.40            0.050
           June 30, 2004             12.35              10.50             --

Our number of stockholders of record as of June 30, 2005 was approximately 166. This number does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms. At June 30, 2005, there were 2,281,313 shares of the Company's common stock outstanding including 1,596,919 shares held by Osage Federal MHC.

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                         At or For the Year
                                                                            Ended June 30,
                                                                     --------------------------
                                                                         2005          2004
                                                                     -----------    -----------
                                                                    (Dollars in thousands, except
                                                                              per share data)
 Balance Sheet Data:
 Assets...........................................................   $    98,693    $    88,891
 Loans receivable, net............................................        65,356         55,496
 Securities.......................................................        26,191         27,202
 Cash and cash equivalents........................................         2,224          1,593
 Deposits.........................................................        62,084         61,667
 FHLB advances and other borrowings...............................        21,650         12,600
 Stockholders' equity.............................................        13,584         13,602

 Summary of Operations:
 Interest income..................................................   $     4,816    $     4,160
 Interest expense.................................................         2,028          1,930
                                                                     -----------    -----------
 Net interest income..............................................         2,788          2,230
 Provision for loan losses........................................            --             --
                                                                     -----------    -----------
 Net interest income after provision for loan losses..............         2,788          2,230
 Noninterest income...............................................           647            677
 Noninterest expense..............................................         2,522          2,333
                                                                     -----------    -----------
 Income before income taxes.......................................           913            574
 Provisions for income taxes......................................           308            205
                                                                     -----------    -----------
 Net income.......................................................   $       605    $       369
                                                                     ===========    ===========
 Per Share Data:
 Earnings per share:
     Basic........................................................   $      0.27    $      0.17
     Diluted......................................................          0.27           0.17
 Dividends per public share.......................................         0.275             --
 Book value per share.............................................          5.95           5.96
 Performance Ratios:
 Return on average assets.........................................          0.66%          0.45%
 Return on average equity.........................................          4.37           4.07
 Interest rate spread.............................................          2.72           2.47
 Net interest margin..............................................          3.16           2.84
 Average interest-earning assets to average
   interest-bearing liabilities...................................        119.10         115.31
 Efficiency ratio.................................................         73.44          80.25
 Dividend payout ratio............................................         30.68             --

 Asset Quality Ratios:
 Non-performing loans to total loans, net.........................          0.13           0.02
 Non-performing assets to total assets............................          0.12           0.01
 Net charge-offs to average loans outstanding.....................          0.03           0.00
 Allowance for loan losses to total loans.........................          0.59           0.71
 Allowance for loan losses to non-performing loans................        454.53        3864.66

 Capital Ratios:
 Average equity to average assets.................................         15.08          11.15
 Equity to assets at period end...................................         13.76          15.30

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

         Over the past year, our loan portfolio has increased as we have emphasized the origination of loans for our portfolio rather than for resale into the secondary market. Loans receivable, net increased 17.8% from June 30, 2004 to June 30, 2005. During this period, we have also decreased the percentage of our assets invested in securities and other liquid investments that generally yield less than mortgage loans. Securities decreased from 30.6% of assets at June 30, 2004 to 26.5% of assets at June 30, 2005. The proceeds from our initial public offering were originally invested in high-quality collateralized mortgage obligations (CMO's) which have been reduced through normal paydowns. To better manage our cost of funds, we have adjusted our deposit pricing, which has led to some run-off of higher rate certificate accounts. To counter that, we have been offering premium rates for certificates of deposit with terms of 13, 25, and 61 months. Our strategy is to retain customers who are extremely rate-sensitive, without driving up rates on all of our standard certificate of deposit products. As of June 30, 2005, we have approximately 21% of our certificates in these odd-termed categories. Certificates of deposit increased $1.0 million from June 30, 2004 to June 30, 2005. We have also used long-term advances from the FHLB to stabilize our funding costs. These strategies increased our net interest margin which has risen from 2.84% for fiscal year 2004 to 3.16% for the fiscal year ended June 30, 2005. We are still selling some loans into the secondary market, if we determine that the loan may have a longer than average duration. As short- and long-term interest rates rise, it is possible that we will sell additional loans to manage our interest rate risk.

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

         During the past few years, long-term interest rates have declined to record low levels and much of our lending has involved the refinancing of existing mortgages for long-term fixed-rate loans at the current rate. We generally chose to sell these mortgages rather than hold them in portfolio to reduce our exposure to interest rate risk. In past years, we derived a significant portion of our income from gains on sales of residential mortgage loans to Freddie Mac, a U.S. government-sponsored enterprise in the business of purchasing residential mortgages from thrifts and other eligible seller/servicers. During the last year, short-term rates increased 200 basis points (2 percentage points), while long-term rates, as measured using the 10-year U.S. Treasury rates, have actually decreased 52 basis points. This flattening of the yield curve has helped to keep demand up in the housing market in general. Specifically in our local market, the oil business and the Wal-Mart distribution center opening have created a local economic boom. These two factors, in addition to our competitive pricing, have contributed to our significant loan growth this year. To counter an anticipated eventual increase in long-term rates, we have begun to emphasize the origination of shorter term fixed-rate loans and adjustable-rate loans for portfolio consistent with our asset/liability management policies. There can be no assurance that we will be able to continue to originate sufficient loans for portfolio to compensate for the anticipated decline in income from gains of sales of loans.

         While our long-term strategy continues to focus on our traditional community banking business, we recognize that it would require many years to build the retail side of the Bank to the size that our current capital level would allow. In order to more effectively use our capital and enhance our earnings in the near-term, we have recently undertaken a wholesale strategy in which we will use short-term FHLB borrowings to acquire a diversified portfolio of high-quality fixed and variable-rate mortgage-related securities over the next several years. Our objective is to build an interest sensitive portfolio that will enhance earnings in all rate environments. We are being assisted in this effort by the Portfolio Strategies Group at Shay Financial Services, Inc., who are well recognized in the industry and experienced with the implementation of this type of investment strategy. We believe that this strategy will allow us to grow our earning assets with little, if any, additional overhead or exposure to interest rate risk. As of June 30, 2005, we had acquired $3.1 million of securities under this program and currently intend to grow this portfolio to $53 million over the next three years. All the securities will be classified as available-for-sale so that we will have the ability to unwind our positions if we decide that our capital can be put to better use.

Management of Interest Rate Risk and Market Risk

         Qualitative Analysis. Because the majority of our assets and liabilities are sensitive to changes in interest rates, a significant form of market risk for us is interest rate risk, or changes in interest rates. We are vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. Our assets include long-term (primarily 15-year), fixed-rate loans and investments, while our primary source of funds is deposits with substantially shorter maturities. Although having interest-bearing liabilities that reprice more frequently than interest-earning assets is generally beneficial to net interest income during a period of declining interest rates, this type of an asset/liability mismatch is generally detrimental during periods of rising interest rates.

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

         The following table presents the Bank's NPV as of June 30, 2005. The NPV was calculated by the OTS, based on information provided by Osage Federal. At June 30, 2005, the Bank was in compliance with the interest rate risk limits established by the Board of Directors.

                                                Net Portfolio Value
                Net Portfolio Value         as % of Present Value of Assets
                -------------------         -------------------------------
    Changes in                                      Net Portfolio   Basis Point
    Rates(1)    $ Amount     $ Change     % Change   Value Ratio       Change
    -------     --------     --------     --------   -----------       ------
                (Dollars in thousands)
    +300 bp     $10,938       $(3,956)      (27)%      11.40%         -314 bp
    +200 bp      12,463        (2,431)      (16)%      12.68          -186 bp
    +100 bp      13,881        (1,013)       (7)%      13.81           -73 bp
       0 bp      14,894            --        --        14.54            --
    -100 bp      15,014           120         1 %      14.51            -3 bp
    -200 bp      14,533          (361)       (2)%      13.97           -57 bp


_______________
(1) The -300bp scenario is not reported due to the low prevailing interest rate environment.

         The above analysis indicates that the net portfolio value of Osage Federal would be more adversely affected by a 100 basis point increase in market rates than by a 100 basis point decrease in market rates. The report also indicates that throughout the rate scenarios analyzed, Osage Federal's net portfolio value would remain in excess of 10% of the present value of its assets which is within the guidelines adopted by our board of directors. To reduce our future interest-rate risk, we began offering deposit products which should provide us with longer-term liabilities. We have also sold loans in the secondary market if we anticipated that they would have fairly long lives.

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

Comparison of Financial Condition at June 30, 2005 and June 30, 2004

         Our total assets increased by $9.8 million to $98.7 million at June 30, 2005 from $88.9 million at June 30, 2004 primarily due to a 17.8% increase in loans receivable, net. The increase in loans receivable, net reflects our decision to retain most of our originated one-to-four family mortgage loans in order to improve our net interest margin. Loans receivable, net increased to $65.4 million at June 30, 2005 from $55.5 million at June 30, 2004. One- to four-family mortgages increased $5.2 million, or 12.2%, to $48.3 million at June 30, 2005 from $43.1 million at June 30, 2004. Other loans, including nonresidential and land loans, increased $2.1 million, or 41.8%, to $7.1 million at June 30, 2005 from $5.0 million at June 30, 2004. A significant part of this increase was a $550,000 loan made to a local church. During the third quarter, we financed a building and a floor plan loan for a car dealership in Pawhuska. The total loans outstanding to this borrower at June 30, 2005 were $454,000. There were no loans held for sale at June 30, 2005 or 2004. We are selling most of our fixed rate one- to four-family loans with terms in excess of twenty years in the secondary market.

         Cash and cash equivalents (consisting primarily of our FHLB demand account) increased by $631,000, or 39.6%, to $2.2 million at June 30, 2005 from $1.6 million at June 30, 2004. Securities decreased to $26.2 million at June 30, 2005 from $27.2 million at June 30, 2004, reflecting the normal paydown of the held-to-maturity portfolio which consists of mortgage-backed securities and CMOs. We expect our securities portfolio to grow as we implement our leveraging strategy.

         Our total liabilities rose $9.8 million due to an increase in FHLB borrowings to $21.7 million from $12.6 million at June 30, 2004. This $9.1 million increase was used to fund loan growth. In addition, we began using short-term borrowings to fund the purchase of high-quality, available-for-sale securities. Borrowings for this program, which are included in the total FHLB borrowings, were $3.3 million as of June 30, 2005. Total deposits increased to $62.1 million at June 30, 2005 from $61.7 million at June 30, 2004, a $417,000, or 0.7% increase. Certificates of deposit increased to $36.2 million from $35.1 million at June 30, 2004. We have been promoting our 13-, 25-, and 61-month certificates, and have accumulated $7.6 million of deposits in these categories. There has been some change in the mix of our checking and money market deposits, with a $3.9 million increase in checking accounts, offset by a $4.8 million decrease in money market accounts. We began offering a high-yield, high-balance NOW account that has accumulated over $3.1 million in balances as of June 30, 2005. Some of those deposits have come from our money market accounts. Part of the money market savings decline had been anticipated, and is a result of disbursement of public funds on local projects.

         Stockholders' equity was virtually even at June 30, 2005 compared to June 30, 2004, and was $13.6 million. It increased due to income of $605,000 for the year and was reduced by the payment of cash dividends totaling $186,000 during the fiscal year. In addition, stockholders' equity has been reduced for the purchase of 30,100 shares of stock for the Osage Federal Bank 2004 Restricted Stock Plan at an average price of $14.28 per share. This cost was partially offset by $58,000 of amortization recognized by the Company in connection with the vesting of restricted stock awards under the plan.

Comparison of Operating Results for the Years Ended June 30, 2005 and 2004

         General. Net income for the year ended June 30, 2005 was $605,000, ($.27 per diluted share) a $236,000 increase compared to net income of $369,000 ($.17 per diluted share) for fiscal 2004. The increase in net income resulted mainly from an increase in net interest income.

         Interest Income. Total interest income increased by $656,000, or 15.8%, to $4.8 million for the year ended June 30, 2005 from $4.2 million for the year ended June 30, 2004 primarily due to a $9.8 million increase in average earning assets and a 16 basis point increase in yield. The average balance of total interest-earning assets increased to $88.3 million for 2005 from $78.5 million for 2004. The increase in average earning assets is attributable entirely to an increase in the average volume of loans which grew $11.1 million, or 22.3%, and more than offset a $1.3 million decline in the average balance of securities and deposits with other financial institutions. Maturities and paydowns of our investment securities have been invested in loans. Although the average yield on the loan portfolio has declined 43 basis points to 6.44% between the periods, the average yield on interest-earning assets increased due to the higher proportion of loans and an increase in the average yield on the securities portfolio. Average yields on our securities have increased 67 basis points to 3.28% for the year-to-date 2005 period. When we raised additional capital on March 31, 2004, the proceeds were originally invested in mortgage-backed securities. These typically have higher yields than deposits held at other banks. In the year ended June 30, 2004, we had a significantly higher mix of these bank deposits than in the same period ended June 30, 2005. These factors, as well as a short-term rising rate environment, contributed to our improved yields on investment securities, and earning assets overall. We anticipate that the proportion of securities will grow as we implement our leveraging strategy, which could have a moderating effect on overall asset yields.

         Interest Expense. Total interest expense increased slightly by $98,000, or 5.1%, to $2.0 million for the year ended June 30, 2005 compared to the year ended June 30, 2004. Our average interest-bearing liabilities, including most deposits and FHLB advances, increased $6.1 million to $74.1 million for the year ended June 30, 2005, compared to the same period in 2004. Of those averages, advances are up $3.6 million and interest-bearing checking balances are up $2.6 million. Our new high-yield checking account has generated $3.1 million in balances at an average cost of 2.02%. The cost of our total interest-bearing liabilities has declined by 10 basis points from the prior period, from 2.84% to 2.74%. This is a combination of two factors: gradual downward repricing of advances as they mature and are reissued, causing average advance rates to fall 56 basis points; and repricing of maturing certificates of deposit, causing average interest-bearing deposit rates to fall 11 basis points from the same period last year.

         Net Interest Income. Net interest income increased by $558,000, or 25.0%, to $2.8 million for the year ended June 30, 2005 from $2.2 million for fiscal 2004. The net interest rate spread increased to 2.72% for 2005 from 2.47% for 2004, while the net interest margin increased to 3.16% from 2.84%. The increases in spread and margin resulted from our capital infusion, combined with higher loan demand, and repricing of some interest-bearing liabilities.

         Provision for Loan Losses. There were no provisions for loan losses for either fiscal year 2005 or 2004. There were $16,000 of net charge-offs in 2005 compared to less than $1,000 of net charge-offs in 2004. Based on our stratification of the loan portfolios using historical loss factors and other data, management believes that the recorded allowance would cover both known and inherent losses in the portfolio that were both probable and estimable.

         Noninterest Income. Noninterest income decreased to $647,000 for the year ended June 30, 2005 from $677,000 for the year ended June 30, 2004. Service charges were down slightly, by $8,000, due to lower average overdraft activity. Several service charge fee increases were implemented April 15, 2005, which we anticipate will enhance service charge income in future periods. Net loan servicing fees increased $9,000, due to lower amortization of mortgage servicing rights. Gains on the sale of mortgages decreased to $67,000 for 2005 from $145,000 for 2004, a $78,000 decrease. We anticipate that these gains from the sale of mortgages will remain at lower levels because refinancing activity has slowed, and because we have made a strategic decision to retain our shorter-term originated mortgages. By retaining mortgages, we have increased our net interest margins, which have benefited the current period's net interest income. Other income increased $55,000. Beginning in the third quarter of fiscal 2004, we began recognizing income related to the net change in the cash surrender value of bank-owned life insurance that we purchased. Income recognized for the year ended June 30, 2005 was $78,000, an increase of $44,000 over last year.

         Noninterest Expense. Noninterest expense was $2.5 million for the year ended June 30, 2005, increasing $189,000 from $2.3 million for the year ended June 30, 2004. Salaries and benefits increased $191,000, or 14.9%, for several reasons. $87,000 of expense was recognized in the current year for a restricted stock plan and a stock option plan for directors and certain officers, which was approved by shareholders on November 17, 2004. In addition to the expense of this plan, benefit expense associated with a deferred compensation plan implemented January 1, 2004 was $38,000 higher than the same period last year. The Company's expense for the Employee Stock Ownership Plan (ESOP) was $18,000 higher than the supplemental 401(k) match and ESOP expense in fiscal 2004. No supplemental match was accrued in fiscal 2005. Employee insurance costs declined $16,000 from last year. Management has focused on incenting employees who have insurance available from other sources to reduce their usage of company-provided insurance. Payroll taxes increased $12,000 for the period, due to raises and some of these new benefits. Furniture and equipment depreciation decreased $11,000, or 17.0%, reflecting accelerated writeoffs of computer equipment in the year ended June 30, 2004 in connection with an upgrade of our data processing equipment. Other operating expenses increased $22,000 for the period, primarily due to an additional $60,000 of audit and filing fees. These higher fees are incurred because we are now a public company. Offsetting these fees was a $16,000 decrease in loan expenses. Also, last year's other operating expenses reflect $20,000 of losses from customers' fraudulent activities.

         Management expects increased expenses in the future as a result of the establishment of the employee stock ownership plan and other stock benefit plans, as well as increased costs associated with being a public company such as periodic reporting, annual meeting materials, retention of a transfer agent, and professional fees. We implemented a 24-hour telephone banking system in the fourth quarter of fiscal 2005. We expect to see increased data processing and telephone costs due to this system.

         Provision for Income Taxes. The provision for income taxes increased $103,000, or 50.2%, reflecting an increase in pretax income. The effective tax rates were 34% and 36% for the fiscal years ended June 30, 2005 and 2004, respectively.

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

                                                                     Year Ended June 30,
                                            ---------------------------------------------------------------------
                                                         2005                                  2004
                                            -------------------------------      --------------------------------
                                            Average               Average        Average                Average
                                            Balance    Interest  Yield/Cost      Balance    Interest   Yield/Cost
                                            -------    --------  ----------      -------    --------   ----------
                                                                   (Dollars in thousands)
Interest-earning assets:
 Loans receivable, net(1)...........        $60,698     $3,911      6.44%        $49,614     $3,408       6.87%
 Securities (2).....................         27,565        905      3.28          28,853        752       2.61
                                            -------     ------                   -------     ------
  Total interest-earning assets.....         88,263      4,816      5.46          78,467      4,160       5.30
Non-interest-earning assets.........          3,518     ------                     2,864     ------
                                            -------                              -------
  Total assets......................        $91,781                              $81,331
                                            =======                              =======
Interest-bearing liabilities:
 Demand and NOW accounts............        $ 9,072         79      0.87         $ 6,509         40       0.61
 Money market savings...............         10,376        147      1.42          10,308        155       1.50
 Savings............................          4,243         33      0.78           4,860         48       0.99
 Certificates of deposit............         35,835      1,105      3.08          35,388      1,125       3.18
 FHLB advances......................         14,583        664      4.56          10,983        562       5.12
                                            -------     ------                   -------     ------
  Total interest-bearing liabilities         74,109      2,028      2.74          68,048      1,930       2.83
Non-interest-bearing liabilities....          3,828     ------                     4,212     ------
 Total liabilities..................         77,937                               72,260
Stockholders' Equity................         13,844                                9,071
                                            -------                              -------
 Total liabilities and stockholders'
    equity..........................        $91,781                              $81,331
                                            =======                              =======
Net interest income.................                    $2,788                               $2,230
                                                        ======                               ======
Interest rate spread (3)............                                2.72%                                 2.47%
Net interest margin (4).............                                3.16%                                 2.84%
Ratio of average interest-earning
   assets  to average interest-
   bearing liabilities..............                              119.10%                               115.31%

------------
(1) Non-accruing loans have been included in loans receivable, net, and the effect of such inclusion was not material. Loans held for sale have been included in loans receivable, net.
(2)      Includes securities, interest-bearing deposits, and FHLB stock.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

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

                                                 Year Ended June 30,           Year Ended June 30,
                                           ----------------------------  ---------------------------
                                                    2005 vs. 2004                2004 vs. 2003
                                           ----------------------------  ---------------------------
                                                 Increase (Decrease)           Increase (Decrease)
                                                       Due to                        Due to
                                           ----------------------------  ---------------------------
                                            Volume      Rate     Total    Volume      Rate    Total
                                            ------      ----     -----    ------      ----    -----
                                                                (In thousands)
Interest and dividend income:
   Loans receivable......................   $  724    $ (221)   $  503    $   21    $ (325)  $ (304)
   Securities............................      (35)      188       153        17       (47)     (30)
                                               ---    ------    ------    ------    ------   ------
      Total interest-earning assets......      689       (33)      656        38      (372)    (334)
                                               ---    ------    ------    ------    ------   ------

Interest expense:
   Demand and NOW Deposits...............   $   20    $   19    $   39    $    4    $  (22)  $  (18)
   Money market savings..................        1        (9)       (8)       37       (29)       8
   Savings accounts......................       (6)       (9)      (15)       11        (9)       2
   Certificates of deposit...............       14       (34)      (20)     (121)     (235)    (356)
   Advances from FHLB and
      other borrowings...................      169       (67)      102       (30)      (54)     (84)
                                               ---    ------    ------    ------    ------   -------
      Total interest-bearing
        liabilities......................      198      (100)       98       (99)     (349)    (448)
                                               ---    ------    ------    ------    ------   ------
Change in net interest income............   $  491    $   67    $  558    $  137    $  (23)  $  114
                                            =======   ======    ======    ======    ======   ======


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

         Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits, mutual funds, and collateralized mortgage obligations. On a longer term basis, we maintain a strategy of investing in various loan products. We use our sources of funds primarily to meet our ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities. At June 30, 2005, the total approved loan origination commitments outstanding amounted to $3.7 million. At the same date, construction loans in process were $1.3 million. Certificates of deposit scheduled to mature in one year or less at June 30, 2005, totaled $17.5 million. Although the average cost of deposits decreased throughout 2005, management's policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with Osage Federal. In addition, at June 30, 2005, our total collateralized borrowing limit was $40.3 million of which we had $21.7 million outstanding, giving us the ability at June 30, 2005 to borrow an additional $18.6 million from the Federal Home Loan Bank of Topeka as a funding source to meet commitments and for liquidity purposes.

         The following table presents our fixed and determinable contractual obligations and commercial commitments by payment date as of June 30, 2005. Commitments to sell loans totaled $1.3 million at June 30, 2005.

                                                                                                  More
                                                         Less Than                                Than
                                          Total            1 Year     1-3 Years    4-5 Years     5 Years
                                          -----            ------     ---------    ---------     -------
                                                                    (In thousands)
Federal Home Loan Bank advances........  $21,650          $12,150      $  3,500     $  3,000     $3,000
Certificates of deposit................   36,180           17,495        11,250        7,325        110
                                         -------          -------       -------      -------      ------
     Total.............................  $57,830          $29,645       $14,750      $10,325      $3,110
                                         =======          =======       =======      =======      ======


                                              Total                                               More
                                             Amounts     Less Than                                Than
                                            Committed      1 Year      1-3 Years    4-5 Years    5 Years
                                            ---------    -----------   ---------    ---------    -------
                                                                    (In thousands)
Construction loans in process (1)......      $1,306         $ 439        $  1          $ --        $866
Other commitments to extend credit(2)..       3,654         3,654          --            --          --
                                             ------         ------       ----          ----        ----
    Total..............................      $4,960         $4,093       $  1          $ --        $866
                                             ======         ======       ====          ====        ====

----------------
(1)  Includes  construction  loans which will  convert to permanent  loans.
(2)  Represents amounts committed to customers.

Capital

         Consistent with our goals to operate a sound and profitable financial organization, Osage Federal actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity was $13.6 million at June 30, 2005, or 13.76% of total assets on that date. As of June 30, 2005, Osage Federal Bank exceeded all capital requirements of the OTS. The Bank's regulatory capital ratios at June 30, 2005 were as follows: core capital - 11.42%; Tier I risk-based capital - 23.14%; and total risk-based capital - 23.86%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively. While our capital ratios are expected to decline as the result of our leveraging strategy, we expect to maintain our well-capitalized status.

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

         The Emerging Issues Task Force (EITF) of FASB previously issued EITF Issue 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF Issue 03-1 provides guidance on the meaning of the phrase other-than-temporary impairment and its application to several types of investments, including debt securities classified as held-to-maturity and available-for-sale under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. EITF Issue 03-1 attempts to better define whether impairment losses should be recognized on available-for-sale securities prior to sale of the securities. It provides guidance for evaluating whether and when unrealized losses should be deemed "other-than-temporary," requiring immediate recognition of those losses through earnings. In addition, EITF 03-1 requires financial statement disclosure for impaired securities on which an impairment loss has not been recognized, including the amount of unrealized loss and the term of that impairment. Certain portions of EITF 03-1 were delayed in order for the FASB Staff to provide implementation guidance and clarify several issues that were raised by interested parties during the public comment period. FASB ultimately decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed the FASB Staff to issue a Staff Position (FSP) which will complete and codify the guidance on this topic. This FSP is expected to be issued in September 2005 and would be effective for other-than-temporary impairment analysis conducted in periods beginning after September 15, 2005.

                                [BKD LETTERHEAD]


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




Audit Committee, Board of Directors and Stockholders
Osage Federal Financial, Inc.
Pawhuska, Oklahoma


We have audited the accompanying consolidated balance sheets of Osage Federal Financial, Inc. as of June 30, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Osage Federal Financial, Inc. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.


                                    BKD, LLP

                                    /s/BKD, LLP



August 12, 2005
Joplin, Missouri

                          OSAGE FEDERAL FINANCIAL, INC.
                           CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2005 AND 2004

ASSETS

                                                                                 2005             2004
                                                                             ------------    ------------

    Cash and due from banks                                                  $    600,208    $    573,913
    Interest bearing deposits with banks                                        1,623,837       1,019,078
                                                                             ------------    ------------

        Cash and cash equivalents                                               2,224,045       1,592,991

    Available-for-sale securities                                              14,812,020      11,490,050
    Held-to-maturity securities                                                11,378,513      15,711,809
    Loans, net                                                                 65,356,288      55,495,751
    Premises and equipment                                                      1,234,408       1,318,857
    Foreclosed assets held for sale                                                31,592              --
    Interest receivable                                                           354,516         319,708
    Federal Home Loan Bank stock, at cost                                       1,082,500         685,000
    Income taxes refundable                                                            --          70,403
    Bank owned life insurance                                                   2,011,772       1,934,045
    Other                                                                         207,540         272,465
                                                                             ------------    ------------

               Total assets                                                  $ 98,693,194    $ 88,891,079
                                                                             ============    ============


LIABILITIES AND STOCKHOLDERS' EQUITY

    LIABILITIES
        Deposits                                                             $ 62,083,797    $ 61,666,634
        Federal Home Loan Bank advances                                        21,650,000      12,600,000
        Advances from borrowers held in escrow                                    754,927         689,065
        Accrued interest and other liabilities                                    459,420         220,504
        Deferred income taxes                                                      91,795         112,982
                                                                             ------------    ------------

               Total liabilities                                               85,039,939      75,289,185
                                                                             ------------    ------------

    COMMITMENTS AND CONTINGENCIES                                                      --              --
                                                                             ------------    ------------

    EQUITY RECEIVED FROM CONTRIBUTIONS TO THE ESOP (6,077 SHARES)                  69,397              --
                                                                             ------------    ------------

    STOCKHOLDERS' EQUITY
        Preferred stock, $.10 par value (5,000,000 shares authorized;
          none outstanding)                                                            --              --
        Common stock, $.10 par value (20,000,000 shares authorized;
          2,281,313 shares issued and outstanding, net of 54,751
          allocated and unallocated ESOP shares at June 30, 2005 and 2004)        222,656         222,656
        Additional paid-in capital                                              5,275,189       5,646,912
        Retained earnings                                                       8,229,727       7,810,673
        Accumulated other comprehensive loss                                     (143,714)        (78,347)
                                                                             ------------    ------------

               Total stockholders' equity                                      13,583,858      13,601,894
                                                                             ------------    ------------

               Total liabilities and stockholders' equity                    $ 98,693,194    $ 88,891,079
                                                                             ============    ============

See Notes to Consolidated Financial Statements

                          OSAGE FEDERAL FINANCIAL, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                       YEARS ENDED JUNE 30, 2005 AND 2004

                                                                                          2005             2004
                                                                                      ------------      -----------
    INTEREST INCOME
        Loans                                                                        $   3,911,604     $  3,407,765
        Available-for-sale securities                                                      332,936          238,983
        Held-to-maturity securities                                                        526,430          452,376
        Deposits with other financial institutions                                          12,433           37,433
        Other                                                                               32,877           23,546
                                                                                      ------------      -----------
           Total interest income                                                         4,816,280        4,160,103
                                                                                      ------------      -----------

    INTEREST EXPENSE
        Deposits                                                                         1,363,805        1,367,965
        Advances from Federal Home Loan Bank                                               664,386          561,791
                                                                                      ------------      -----------
           Total interest expense                                                        2,028,191        1,929,756
                                                                                      ------------      -----------

    NET INTEREST INCOME                                                                  2,788,089        2,230,347
    Provision for loan losses                                                                   --               --
                                                                                      ------------      -----------
    Net interest income after provision for loan losses                                  2,788,089        2,230,347
                                                                                      ------------      -----------
    NONINTEREST INCOME
        Service charges on deposit accounts                                                367,436          375,602
        Other service charges and fees                                                      60,953           68,270
        Gain on sale of mortgage loans                                                      67,192          145,026
        Net loan servicing fees                                                             32,810           24,282
        Other income                                                                       118,621           63,308
                                                                                      ------------      -----------
           Total noninterest income                                                        647,012          676,488
                                                                                      ------------      -----------

    NONINTEREST EXPENSE
        Salaries and employee benefits                                                   1,479,600        1,288,236
        Net occupancy expense                                                              273,516          297,645
        Deposit insurance premium                                                            9,422            9,056
        Other operating expenses                                                           760,125          737,942
                                                                                      ------------      -----------
           Total noninterest expense                                                     2,522,663        2,332,879
                                                                                      ------------      -----------

    INCOME BEFORE INCOME TAXES                                                             912,438          573,956

    PROVISION FOR INCOME TAXES                                                             307,884          205,229
                                                                                      ------------      -----------
    NET INCOME                                                                       $     604,554     $    368,727
                                                                                      ============      ===========

    BASIC EARNINGS PER SHARE                                                         $         .27     $         .17
                                                                                      ============      ============
    DILUTED EARNINGS PER SHARE                                                       $         .27     $         .17
                                                                                      ============      ============
    CASH DIVIDENDS PAID PER SHARE                                                    $         .27     $         --
                                                                                      ============      ===========


See Notes to Consolidated Financial Statements

                          OSAGE FEDERAL FINANCIAL, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       YEARS ENDED JUNE 30, 2005 AND 2004

                                                                            COMMON STOCK
                                                                          SHARES     AMOUNT
                                                                          -------   ---------

BALANCE, JULY 1, 2004                                                        --     $    --

    Net income                                                               --          --

    Change in unrealized depreciation on available-for-sale
      securities, net of taxes of $48,804                                    --          --

           Total comprehensive income

    Retained earnings transferred to mutual holding company                  --          --

    Net proceeds from sale of common stock                              2,226,562     222,656
                                                                        ---------   ---------

BALANCE, JUNE 30, 2004                                                  2,226,562     222,656

    Net income                                                               --          --

    Change in unrealized depreciation on available-for-sale
      securities, net of taxes of $40,064                                    --          --

           Total comprehensive income

    Allocation of ESOP shares                                               6,077        --

    Dividends paid                                                           --          --

    Purchase of shares for Restricted Stock Plan, net of amortization
      (30,100 shares)                                                        --          --
                                                                        ---------   ---------

BALANCE, JUNE 30, 2005                                                  2,232,639   $ 222,656
                                                                        =========   =========


      ADDITIONAL
        PAID-IN                              ACCUMULATED OTHER
        CAPITAL        RETAINED EARNINGS     COMPREHENSIVE LOSS            TOTAL
    ----------         ----------------        ---------------         ---------------
    $       --         $      7,541,946       $        (1,285)         $    7,540,661
                                                                       --------------

            --                  368,727                    --                  368,727



            --                       --               (77,062)                 (77,062)
                                                                       ---------------
                                                                               291,665


            --                 (100,000)                   --                 (100,000)
                                                                       ---------------

     5,646,912                       --                    --                5,869,568
    ----------         ----------------        ---------------         ---------------

     5,646,912                7,810,673               (78,347)              13,601,894
                                                                       ---------------

            --                  604,554                    --                  604,554



            --                       --               (65,367)                 (65,367)
                                                                       ---------------
                                                                               539,187

            --                       --                    --                       --
                                                                       ---------------

            --                 (185,500)                   --                 (185,500)
                                                                       ---------------



      (371,723)                      --                    --                 (371,723)
    ----------         ----------------         -------------           --------------
    $5,275,189        $       8,229,727       $      (143,714)          $   13,583,858
    ==========         ================        ==============           ==============

See Notes to Consolidated Financial Statements

                          OSAGE FEDERAL FINANCIAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       YEARS ENDED JUNE 30, 2005 AND 2004

                                                                            2005               2004
                                                                        ------------    ------------
OPERATING ACTIVITIES
    Net income                                                          $    604,554    $    368,727
    Items not requiring (providing) cash
       Depreciation                                                          121,261         131,062
       Amortization                                                          106,747         134,273
       Restricted stock plan expense                                          57,963            --
       Deferred income taxes                                                  13,360         (36,808)
       Gain on sale of mortgage loans                                        (67,192)       (145,026)
       (Gain) loss on sale of foreclosed assets held for sale                  1,589          (7,511)
       (Gain) loss on disposal of premises and equipment                          24          (4,200)
       Dividends on available-for-sale mutual funds                         (326,490)       (238,983)
       Stock dividends on Federal Home Loan Bank stock                       (32,500)        (17,500)
       Increase in cash surrender value of bank owned life insurance         (77,727)        (34,045)
    Originations of loans held for delivery against commitments           (5,998,317)     (8,731,042)
    Proceeds from nonrecourse sale of loans held for delivery against
      commitments                                                          6,037,154      10,141,276
    Allocation of employee stock ownership shares                             69,397              --
    Changes in
       Interest receivable                                                   (34,808)        (27,518)
       Other assets                                                           16,166         (15,570)
       Accrued interest and other liabilities                                314,836           3,554
                                                                        ------------    ------------

           Net cash provided by operating activities                         806,017       1,520,689
                                                                        ------------    ------------

INVESTING ACTIVITIES
    Net change in loans                                                   (9,935,859)     (9,199,294)
    Purchases of premises and equipment                                      (36,836)        (63,625)
    Purchase of bank owned life insurance                                         --      (1,900,000)
    Proceeds from sales of premises and equipment                                 --           4,200
    Proceeds from sale of foreclosed assets                                   42,141         171,315
    Purchases of available-for-sale securities                            (3,135,039)     (2,000,000)
    Proceeds from maturities and paydowns of held-to-maturity
      securities                                                           4,914,660       6,804,173
    Proceeds from maturities and paydowns of available-for-sale
      securities                                                              33,776              --
    Purchases of held-to-maturity securities                                (610,645)    (13,954,695)
    Purchases of Federal Home Loan Bank stock                               (365,000)             --
                                                                        ------------    ------------

           Net cash used in investing activities                          (9,092,802)    (20,137,926)
                                                                        ------------    ------------

See Notes to Consolidated Financial Statements

                                                                             2005           2004
                                                                        ------------    ------------
FINANCING ACTIVITIES
    Net increase (decrease) in demand, money market, NOW and savings
      deposits                                                          $   (628,487)   $  5,119,558
    Net increase (decrease) in certificates of deposit                     1,045,650      (2,286,359)
    Net increase in Federal Home Loan Bank short-term borrowing            7,050,000       1,600,000
    Proceeds from Federal Home Loan Bank advances                          5,000,000       2,000,000
    Repayments of Federal Home Loan Bank advances                         (3,000,000)     (2,000,000)
    Net increase (decrease) in advances from borrowers held in escrow         65,862        (106,539)
    Net proceeds from sale of common stock                                        --       5,869,568
    Payment of dividends (net of restricted stock dividends)                (185,500)             --
    Purchase of shares for restricted stock plan                            (429,686)             --
    Capitalization of mutual holding company                                      --        (100,000)
                                                                        ------------    ------------

           Net cash provided by financing activities                       8,917,839      10,096,228
                                                                        ------------    ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             631,054      (8,521,009)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                               1,592,991      10,114,000
                                                                        ------------    ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                  $  2,224,045    $  1,592,991
                                                                        ============    ============

SUPPLEMENTAL CASH FLOWS INFORMATION

    Real estate and other assets acquired in settlement of loans        $     82,952    $     45,866

    Interest paid                                                       $  2,031,539    $  1,922,317

    Income taxes paid                                                   $    151,780    $    304,169

    Mutual fund dividends reinvested                                    $    326,490    $    238,983

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004



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

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004

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

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


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

                  Buildings and improvements                  5-40 years
                  Furniture, fixtures, and equipment          3-10 years
                  Automobiles                                 5 years


    FEDERAL HOME LOAN BANK STOCK

        Federal Home Loan Bank stock is a required investment for members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula. At June 30, 2005, the Bank held 10,825 shares with a cost of $1,082,500 and at June 30, 2004, the Bank held 6,850 shares of stock with a cost of $685,000.


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

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


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


    EARNINGS PER SHARE

        Basic earnings per share is computed based on the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average common shares and all potentially dilutive common shares outstanding during the period. Shares held by the ESOP are deducted from the shares outstanding until committed to be released.


    RESTRICTION ON CASH AND DUE FROM BANKS

        The Bank is required to maintain reserve funds in cash by the Federal Reserve Bank. The reserves required at June 30, 2005 and 2004 were $183,000 and $75,000, respectively.


    RECLASSIFICATIONS

        Certain   reclassifications   have  been  made  to  the  2004  financial
        statements to conform to the 2005 financial statement presentation. These reclassifications had no effect on net earnings.



NOTE 2:  SECURITIES

        The amortized cost and approximate fair values of securities are as follows:

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


    AVAILABLE-FOR-SALE SECURITIES

                                                                          JUNE 30, 2005
                                                                     GROSS             GROSS
                                                                   UNREALIZED       UNREALIZED     APPROXIMATE FAIR
                                               AMORTIZED COST        GAINS            LOSSES             VALUE
                                              ----------------- ----------------- ---------------- ------------------
    Mutual fund consisting primarily of       $    11,942,903   $             --   $      (219,655) $      11,723,248
       mortgage securities
    Mortgage-backed securities and
       collateralized mortgage securities           3,100,910             1,363           (13,501)         3,088,772
                                               --------------    --------------    --------------   ----------------

                                              $    15,043,813   $         1,363          (233,156) $      14,812,020
                                               ==============    ==============    ==============   ================


                                                                          JUNE 30, 2004
                                                                     GROSS             GROSS
                                                                   UNREALIZED       UNREALIZED     APPROXIMATE FAIR
                                               AMORTIZED COST        GAINS            LOSSES             VALUE
                                              ----------------- ----------------- ---------------- ------------------
    Mutual fund consisting primarily of
       mortgage securities                    $    11,616,413   $             --   $      (126,363) $      11,490,050
                                               ==============    ===============    ==============   ================

    HELD-TO-MATURITY SECURITIES

                                                                          JUNE 30, 2005
                                                                     GROSS             GROSS
                                                                   UNREALIZED       UNREALIZED     APPROXIMATE FAIR
                                               AMORTIZED COST        GAINS            LOSSES             VALUE
                                              ----------------- ----------------- ---------------- ------------------
           Mortgage-backed securities and
              collateralized mortgage
              obligations                     $    11,378,513   $         7,282   $      (170,278) $      11,215,517
                                               ==============    ==============    ==============   ================

                                                                          JUNE 30, 2004
                                                                     GROSS             GROSS
                                                                   UNREALIZED       UNREALIZED     APPROXIMATE FAIR
                                               AMORTIZED COST        GAINS            LOSSES             VALUE
                                              ----------------- ----------------- ---------------- ------------------
           Mortgage-backed securities and
              collateralized mortgage
              obligations                     $    15,711,809   $         7,511   $      (614,980) $      15,104,340
                                               ==============    ==============    ==============   ================


        The mortgage-backed securities and collateralized mortgage obligations are not due on a single maturity date. All of these securities are backed by either Freddie Mac, Fannie Mae or Ginnie Mae, or are private placement securities rated at least AA.

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004

        The amortized cost of securities and overnight funds pledged as collateral to secure public deposits and for other purposes amounted to approximately $8,074,100 and $8,342,600 at June 30, 2005 and 2004,
        respectively. The approximate fair value of pledged securities and overnight funds amounted to approximately $7,945,600 and $7,992,300 at June 30, 2005 and 2004, respectively.

        Included in held-to-maturity securities at June 30, 2005 and 2004, are certain collateralized mortgage obligations with an amortized cost of $5,680,100 and $7,919,521, respectively, and a fair value of $5,593,072 and $7,535,085, respectively, whose fair values may be more volatile as yields earned are affected by the speed at which mortgages in an underlying trust are paid prior to their scheduled maturities.

        The  Bank  had  no  sales  of   available-for-sale  or  held-to-maturity
        securities during the years ended June 30, 2005 and 2004.

        Fair values of certain investments in mortgage-backed and mutual fund securities are reported above at an amount less than their historical cost. Total fair value of these investments at June 30, 2005 and 2004 was $24,735,982 and $26,162,921, which is approximately 95.0% and 98.4%, respectively of the Bank's available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from recent increases in market interest rates.

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

        The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2005 and 2004.

                                                                JUNE 30, 2005
                                LESS THAN 12 MONTHS           12 MONTHS OR MORE                  TOTAL
                                            UNREALIZED                   UNREALIZED                    UNREALIZED
 DESCRIPTION OF SECURITIES   FAIR VALUE       LOSSES      FAIR VALUE       LOSSES       FAIR VALUE       LOSSES
--------------------------------------------------------------------------------------------------------------------
    Mortgage-backed
       securities            $  2,725,064   $    14,340   $  10,287,670  $   169,439   $  13,012,734   $   183,779
    Mutual fund
       consisting
       primarily of
       mortgage
       securities                      --            --      11,723,248      219,655      11,723,248       219,655
                              -----------    ----------    ------------   ----------    ------------    ----------

        Total
          temporarily
          impaired
          securities         $  2,725,064   $    14,340   $  22,010,918  $   389,094   $  24,735,982   $   403,434
                              ===========    ==========    ============   ==========    ============    ==========

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004

                                                                JUNE 30, 2004
                                LESS THAN 12 MONTHS           12 MONTHS OR MORE                  TOTAL
                                            UNREALIZED                   UNREALIZED                    UNREALIZED
 DESCRIPTION OF SECURITIES   FAIR VALUE       LOSSES      FAIR VALUE       LOSSES       FAIR VALUE       LOSSES
--------------------------------------------------------------------------------------------------------------------
    Mortgage-backed
       securities            $ 12,868,004   $   509,719   $   1,804,867  $   105,261   $  14,672,871   $   614,980
    Mutual fund
       consisting
       primarily of
       mortgage
       securities                      --            --      11,490,050      126,363      11,490,050       126,363
                              -----------    ----------     ------------   ---------     -----------     ---------

        Total
          temporarily
          impaired
          securities         $ 12,868,004   $   509,719   $  13,294,917  $   231,624   $  26,162,921   $   741,343
                              ===========    ==========    ============   ==========    ============    ==========


NOTE 3:  LOANS AND ALLOWANCE FOR LOAN LOSSES

        Categories of loans include:

                                                                                        2005               2004
                                                                                  ---------------    ---------------
           First mortgage loans (principally conventional)
               Principal balances
                  Secured by one-to-four family residences                      $      48,348,341  $      43,110,406
                  Secured by other properties                                           7,119,610          5,019,494
                  Construction loans                                                    1,748,600            811,350
                                                                                  ---------------    ---------------
                                                                                       57,216,551         48,941,250

               Less
                  Undisbursed portion of construction loans                             1,306,008          1,380,954
                  Net deferred loan origination fees                                       41,402             23,313
                                                                                  ---------------    ---------------
                                                                                        1,347,410          1,404,267
                                                                                  ---------------    ---------------
                    Total first mortgage loans                                         55,869,141         47,536,983
                                                                                  ---------------    ---------------

           Consumer and other loans
               Principal balances
                  Automobile                                                            4,449,850          3,726,435
                  Savings                                                                 565,290            582,355
                  Second mortgage                                                       3,200,191          2,779,831
                  Manufactured home                                                       303,685            297,843
                  Commercial                                                              379,101            190,418
                  Other                                                                   982,505            790,612
                                                                                  ---------------    ---------------
                    Total consumer and other loans                                      9,880,622          8,367,494
                                                                                  ---------------    ---------------

           Total loans                                                                 65,749,763         55,904,477
           Less allowance for loan losses                                                 393,475            408,726
                                                                                  ---------------    ---------------

                                                                                $      65,356,288  $      55,495,751
                                                                                  ===============    ===============

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004

        Activity in the allowance for loan losses was as follows:

                                                                                   2005                2004
                                                                            ----------------------------------------
           Balance, beginning of year                                         $        408,726   $        409,423
           Provision charged to expense                                                     --                 --
           Losses of $15,752 and $5,860 charged off, net of recoveries
              of $501 for 2005 and $5,163 for 2004, respectively                       (15,251)              (697)
                                                                               ---------------    ---------------

           Balance, end of year                                               $        393,475   $        408,726
                                                                               ===============    ===============


        Impaired loans totaled approximately $193,000 and $59,000 at June 30, 2005 and 2004, respectively. An allowance for loan losses of $62,000 and $42,000 relates to impaired loans at June 30, 2005 and 2004, respectively.

        Interest of approximately $12,000 and $5,000 was recognized in the years ended June 30, 2005 and 2004, respectively, on average impaired loans of approximately $143,000 and $135,000 for 2005 and 2004, respectively. Interest of approximately $9,000 and $5,000 was recognized in the years ended June 30, 2005 and 2004, respectively, on impaired loans on a cash basis during 2005 and 2004.

        Non-accrual loans at June 30, 2005 and 2004 were $86,568 and $10,576, respectively.


NOTE 4:  LOAN SERVICING

        Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others totaled $42,181,783 and $45,067,832, at June 30, 2005 and 2004, respectively.

        Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in advances from borrowers held in escrow, were approximately $443,000 and $394,000 at June 30, 2005 and 2004, respectively.

        Mortgage servicing rights are included in assets on the consolidated balance sheets in the caption titled "Other." Activity in mortgage servicing rights as follows:

                                                                                         2005             2004
                                                                                   ----------------- ----------------
         Balance, beginning of year                                                $      193,312    $      274,628
         Servicing rights capitalized                                                      28,355            15,392
         Amortization of servicing rights                                                 (77,114)          (96,708)
         Valuation allowance                                                                   --                --
                                                                                     ------------      ------------

         Balance, end of year                                                      $      144,553    $      193,312
                                                                                     ============      ============

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


        There has been no impairment recognized on mortgage servicing rights. This asset is valued quarterly based on current terms of the underlying sold loans. Amortization of the asset, which is stratified into various original lives of the loans, has been accelerated based on estimated current lives of the underlying loans. This is due to the high level of refinancing.



NOTE 5:  PREMISES AND EQUIPMENT

        Major classifications of premises and equipment, stated at cost, are as follows:

                                                                                         2005             2004
                                                                                     ------------      ------------
           Land                                                                    $      126,594    $      126,594
           Buildings and improvements                                                   1,718,075         1,714,689
           Furniture, fixtures and equipment                                              640,783           657,569
           Automobiles                                                                     52,811            52,811
                                                                                     ------------      ------------
                                                                                        2,538,263         2,551,663
           Less accumulated depreciation                                                1,303,855         1,232,806
                                                                                     ------------      ------------

           Net premises and equipment                                              $    1,234,408    $    1,318,857
                                                                                     ============      ============


NOTE 6:  INCOME TAXES

        The provision for income taxes consists of:

                                                                                         2005             2004
                                                                                     ------------      ------------
           Taxes currently payable                                                 $      294,524    $      242,037
           Deferred income taxes                                                           13,360           (36,808)
                                                                                     ------------      ------------

               Income tax expense                                                  $      307,884    $      205,229
                                                                                     ============      ============


        A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004

                                                                                         2005             2004
                                                                                     ------------      ------------

           Computed at the statutory rate (34%)                                    $      310,229    $      195,145
           Increase (decrease) resulting from
               Nontaxable interest income, net of nondeductible interest
                 expense                                                                   (1,587)           (1,655)
               Nontaxable increase in cash value of bank-owned life insurance             (26,427)          (11,575)
               Nondeductible meals and entertainment costs                                  3,228             3,508
               State income taxes - net of federal tax benefit                             31,844            20,185
               Other                                                                       (9,403)             (379)
                                                                                     ------------      ------------

           Actual tax expense                                                      $      307,884    $      205,229
                                                                                     ============      ============

           Effective tax rate                                                                33.7%             35.8%
                                                                                     ============      ============

        The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are:

                                                                                         2005             2004
                                                                                     ------------      ------------
           Deferred tax assets
               Allowance for loan losses                                           $      134,726    $      142,578
               Benefit plan accruals                                                       65,121            19,855
               Nonaccrual loan interest                                                     1,830               164
               Unrealized depreciation on available-for-sale securities                    88,082            48,018
                                                                                     ------------      ------------
                                                                                          289,759           210,615
                                                                                     ------------      ------------
           Deferred tax liabilities
               Originated mortgage servicing rights                                       (54,821)          (73,350)
               Federal Home Loan Bank stock dividends                                    (158,080)         (145,730)
               Accumulated depreciation                                                   (91,596)          (89,682)
               Benefit plan deductions                                                    (60,007)               --
               Other                                                                      (17,050)          (14,835)
                                                                                     ------------      ------------
                                                                                         (381,554)         (323,597)
                                                                                     ------------      ------------
                  Net deferred tax liability                                       $      (91,795)   $     (112,982)
                                                                                     ============      ============


        Retained earnings at June 30, 2005 and 2004, include approximately $615,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. If the Company were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the preceding amount was approximately $246,000 at June 30, 2005 and 2004.

                         OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


NOTE 7:  DEPOSITS

        Deposits are summarized as follows:

                                                           WEIGHTED AVERAGE
                                                             INTEREST RATE           2005                2004
                                                         -----------------------------------------------------------

           Demand and NOW accounts, including
              noninterest bearing deposits of
              $3,432,896 at June 30, 2005 and
              $2,970,614 at June 30, 2004                     1.03% - 0.58%   $     13,389,537   $      9,469,589
           Money market                                       1.43% - 1.46%          8,101,937         12,901,020
           Passbook savings                                     .78% - .78%          4,412,659          4,162,011
                                                                              ----------------   ----------------
                                                                                    25,904,133         26,532,620
           Certificates of deposit
           1% to 1.99%                                                               9,328,191         12,033,879
           2% to 2.99%                                                               6,998,013          5,631,466
           3% to 3.99%                                                               7,524,440          6,664,035
           4% to 4.99%                                                               9,444,450          8,302,751
           5% to 5.99%                                                               2,078,705          1,311,752
           6% to 6.99%                                                                 715,865          1,100,131
           7% to 7.99%                                                                  90,000             90,000
                                                                              ----------------   ----------------
                                                                                    36,179,664         35,134,014

                                                                              $     62,083,797   $     61,666,634
                                                                              ================   ================


        The aggregate amount of certificates of deposit with a denomination in excess of $100,000 was $11,713,491 and $10,247,070 at June 30, 2005 and
        2004, respectively. Certificates of deposit in excess of $100,000 are not federally insured.

        At June 30, 2005, scheduled maturities of certificates of deposit are as follows:

                         2006             2007            2008           2009            2010            2011
                   ----------------- --------------- --------------- -------------- --------------- ---------------

    1% to 1.99%      $   9,277,021     $     51,170    $         --     $       --    $        --     $        --
    2% to 2.99%          4,888,470        1,760,821         348,722             --             --              --
    3% to 3.99%          1,782,838          236,311       1,297,963      2,431,600      1,775,728              --
    4% to 4.99%            564,859        2,117,354       4,253,444        345,109      2,053,672         110,012
    5% to 5.99%            176,151          565,355         618,251        100,000        618,948              --
    6% to 6.99%            715,865               --              --             --             --              --
    7% to 7.99%             90,000               --              --             --             --              --
                     -------------     ------------    ------------    -----------    -----------     -----------

                     $  17,495,204     $  4,731,011    $  6,518,380    $ 2,876,709    $ 4,448,348     $   110,012
                     =============     ============    ============    ===========    ===========     ===========

                         OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


        Interest expense on deposits is summarized as follows:

                                                                                         2005             2004
                                                                                   --------------    --------------
           Money market                                                            $      147,644    $      154,948
           Passbook savings                                                                32,876            48,338
           NOW                                                                             78,654            39,357
           Certificates of deposit                                                      1,104,631         1,125,322
                                                                                   --------------    --------------

                                                                                   $    1,363,805    $    1,367,965
                                                                                   ==============    ==============


NOTE 8:  FEDERAL HOME LOAN BANK ADVANCES

        Advances from the Federal Home Loan Bank consist of the following:

                                                                2005                               2004
                                                                        WEIGHTED                           WEIGHTED
                                                                        AVERAGE                            AVERAGE
                     DUE IN                            AMOUNT        INTEREST RATE        AMOUNT        INTEREST RATE
------------------------------------------------- ------------------ --------------- ------------------ ---------------
      2005                                        $             --          --       $      4,600,000        3.91%
      2006                                              12,150,000        4.31%             3,500,000        6.24%
      2007                                               1,500,000        4.54%             1,500,000        4.50%
      2008                                               2,000,000        3.75%             1,000,000        3.61%
      2009                                               2,000,000        4.31%             2,000,000        4.31%
      2010 and later                                     4,000,000        4.28%                    --          --
                                                  ----------------                   ----------------

                                                  $     21,650,000        4.27%      $     12,600,000        4.67%
                                                  ================                   ================


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

                         OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted tangible assets (as defined). Management believes, as of June 30, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

        As of June 30, 2005, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

        The Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

                                                                                                   TO BE WELL
                                                                                                CAPITALIZED UNDER
                                                                       FOR CAPITAL ADEQUACY     PROMPT CORRECTIVE
                                                        ACTUAL               PURPOSES           ACTION PROVISIONS
                                                    AMOUNT     RATIO      AMOUNT      RATIO      AMOUNT      RATIO
                                                 ----------- --------- ------------ --------- ------------ ---------
                                                                           (IN THOUSANDS)
        As of June 30, 2005
           Total Risk-Based Capital
             (to Risk-Weighted Assets)           $  11,664     23.86%  $   3,911    =>  8.0%  $   4,888    => 10.0%
           Tier I Capital
             (to Risk-Weighted Assets)           $  11,310     23.14%  $   1,955    =>  4.0%  $   2,933    =>  6.0%
           Tier I Capital
             (to Adjusted Tangible Assets)       $  11,310     11.42%  $   3,960    =>  4.0%  $   4,950    =>  5.0%
           Tangible Capital
             (to Adjusted Tangible Assets)       $  11,310     11.42%  $   1,485    =>  1.5%        N/A      N/A

        As of June 30, 2004
           Total Risk-Based Capital
             (to Risk-Weighted Assets)           $  11,376     26.80%  $   3,396    =>  8.0%  $   4,245    => 10.0%
           Tier I Capital
             (to Risk-Weighted Assets)           $  11,000     25.91%  $   1,698    =>  4.0%  $   2,547    =>  6.0%
           Tier I Capital
             (to Adjusted Tangible Assets)       $  11,000     12.35%  $   3,564    =>  4.0%  $   4,455    =>  5.0%
           Tangible Capital
             (to Adjusted Tangible Assets)       $  11,000     12.35%  $   1,337    =>  1.5%        N/A      N/A

        A  reconciliation   of  the  Bank's  equity  under  generally   accepted
        accounting principles to regulatory capital shown above is as follows:

                         OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004



                                                                                      2005              2004
                                                                                ------------------------------------
                                                                                          (IN THOUSANDS)

           GAAP Equity                                                            $       11,180   $       10,941
           Plus (Less):
               Net unrealized losses on equity securities                                    144               78
               Disallowed servicing assets                                                   (14)             (19)
                                                                                  --------------   --------------
               Tangible capital                                                           11,310           11,000
           Plus:
               General allowance for losses                                                  354              376
                                                                                  --------------   --------------

               Total Risk-Based Capital                                           $       11,664   $       11,376
                                                                                  ==============   ==============


NOTE 10: PENSION PLAN

        The Company has a defined contribution pension plan covering all employees who have at least one year of service, have reached the age of 21 and work greater than 1,000 hours during the Plan year. Employees may contribute up to 15%, subject to Internal Revenue Service limitations, excluding catch-up adjustments allowed by the Internal Revenue Service, of their compensation with the Company matching 100% of the employee's contribution on the first 3%, and 50% on the next 2%, of the employee's compensation, for a total of 4%. Employer contributions charged to expense for the years ended June 30, 2005 and 2004 were approximately $30,000 and $54,000, respectively.



NOTE 11: EMPLOYEE STOCK PLANS


    EMPLOYEE STOCK OWNERSHIP PLAN

        As part of the conversion in March 2004, the Company established an ESOP covering substantially all employees of the Company. The ESOP acquired 54,751 shares of Company common stock at $10.00 per share in the conversion with funds provided by a loan from the Company at an annual interest rate of 4.0%. Accordingly, $547,510 representing costs of unreleased shares acquired by the ESOP was initially shown as a reduction of stockholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as a reduction in debt. Compensation expense is recorded equal to the fair value of shares committed to be released. ESOP expense for the years ended June 30, 2005 and 2004 was $73,926 and $27,000, respectively.

                         OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


           Allocated shares                                             6,077
           Shares committed to be released                                 --
           Unallocated shares                                          48,674
                                                              ---------------

               Total ESOP shares                                       54,751
                                                              ===============

           Fair value of unearned shares at June 30, 2005     $       632,762
                                                              ===============

        The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement. At June 30, 2005 and 2004, there were 296 and 0 outstanding shares held by former employees that are subject to an ESOP-related repurchase option.


    STOCK OPTION AND RESTRICTED STOCK PLANS

        On November 17, 2004, the Company held its annual meeting of shareholders at which the shareholders approved the Osage Federal Financial, Inc. 2004 Stock Option Plan (the Plan). The purpose of the Plan is to attract and retain qualified personnel for positions of substantial responsibility, and to provide additional incentive to certain officers, directors and other employees. 114,065 options were approved and 102,656 options were granted. The Company is applying FAS 123(R) to account for the stock option plan. The shareholders also approved the Osage Federal Bank 2004 Restricted Stock Plan (the RSP). The purpose of the RSP is to reward and retain personnel of experience and ability in key positions of responsibility, including officers, directors and other employees. The purchase of up to 45,626 shares was approved and 41,060 shares were granted.

        Option awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant. Both option and RSP awards vest 20% annually based on 5 years of continuous service. The option awards have 10 year contractual terms. Option and share awards provide for accelerated vesting if there is a change in control as defined in the Plan and RSP.

        The fair value of each option award is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is an estimate by management and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the options is based on the U.S. Treasury rate for a similar term in effect at the time of grant.

                         OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


                                                                JUNE 30, 2005
                                                                -------------

                    Expected volatility                                25%
                    Weighted average volatility                        25%
                    Expected dividends                                  6%
                    Expected term (in years)                            6
                    Risk-free interest rate                          3.47%


        The weighted-average grant-date fair value of options granted during the nine-month period ended June 30, 2005 was $12.10.







        A summary of option activity under the Plan as of June 30, 2005 and changes during the twelve months then ended is presented below:

                                                               WEIGHTED-AVERAGE     WEIGHTED-AVERAGE
                                                                   EXERCISE       REMAINING CONTRACTUAL
                       OPTIONS                  SHARES              PRICE                 TERM
---------------------------------------------------------------------------------------------------------
           Outstanding at July 1, 2004                    --   $         0.00                     --
           Granted                                   102,656            12.10                     --
                                             ---------------    -------------

           Outstanding at June 30, 2005              102,656   $        12.10      9 years, 6 months
                                             ===============    =============

           Excercisable at June 30, 2005                  --


        Expense recognized for the stock option plan and the restricted stock plan was $22,159 and $64,738, respectively for the year ended June 30, 2005. This includes $6,775 of dividends for unearned shares in the restricted stock plan. It is anticipated that the annual cost of the Plans will be approximately $.04 per share.

                         OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


NOTE 12: OTHER OPERATING EXPENSES

        Other operating expenses consist of the following:

                                                   2005             2004
                                             --------------    --------------

           Bank charges                      $       82,986    $       92,243
           Professional services                    133,931            76,355
           Postage                                   40,453            44,048
           Telephone                                 16,917            15,710
           Operating supplies                        32,832            33,924
           Insurance                                 11,394            11,610
           Electronic data processing               102,934            97,241
           Advertising                               72,737            72,105
           Donations                                 11,347            12,771
           Directors' fees                           76,400            94,004
           OTS assessments                           33,104            26,241
           Other                                    145,090           161,690
                                             --------------    --------------

                                             $      760,125    $      737,942
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

                         OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


                                                         2005                                   2004
                                          CARRYING AMOUNT       FAIR VALUE       CARRYING AMOUNT      FAIR VALUE
                                         ------------------ ------------------- ------------------ ------------------
Financial assets
  Cash and cash equivalents              $      2,224,045   $      2,224,045    $      1,592,991   $      1,592,991
  Available-for-sale securities                14,812,020         14,812,020          11,490,050         11,490,050
  Held-to-maturity securities                  11,378,513         11,215,517          15,711,809         15,104,340
   Loans, net                                  65,356,288         67,887,094          55,495,751         56,146,000
   Interest receivable                            354,516            354,516             319,708            319,708
   Federal Home Loan Bank stock                 1,082,500          1,082,500             685,000            685,000

Financial liabilities
  Deposits                                     62,083,797         61,750,106          61,666,634         61,842,500
  Accrued interest payable                         15,760             15,760              19,108             19,108
  Federal Home Loan Bank advances              21,650,000         21,642,364          12,600,000         12,767,000


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

                         OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


    FEDERAL HOME LOAN BANK ADVANCES

        Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.



NOTE 14: EARNINGS PER SHARE

        Earnings per share (EPS) were computed as follows for the year ended June 30, 2005 and the quarter ended June 30, 2004. Since the Company did not have stockholders prior to April 1, 2004, earlier earnings per share disclosures would not be meaningful:

                                                         YEAR ENDED JUNE   QUARTER ENDED JUNE
                                                             30, 2005           30, 2004
                                                        ---------------------------------------

           Net income                                    $        604,554   $        119,521
                                                         ================   ================

           Average common shares outstanding                    2,223,040          2,226,562
                                                         ================   ================

           Average diluted common shares outstanding            2,228,203          2,226,562
                                                         ================   ================

           Basic earnings per share                      $            .27   $            .05
                                                         ================   ================

           Fully diluted earnings per share              $            .27   $            .05
                                                         ================   ================


NOTE 15: RELATED PARTY TRANSACTIONS

        At June 30,  2005  and  2004,  the  Company  had  loans  outstanding  to
        executive  officers,  directors,   significant  shareholders  and  their
        affiliates. At June 30, 2005, these loans are summarized as follows:

           Balance, beginning of year                    $        580,000
           New loans                                              489,000
           Payments                                              (614,000)
                                                         ----------------

           Balance, end of year                          $        455,000
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

                         OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


NOTE 16: DEFERRED COMPENSATION AGREEMENTS

        During the year ended June 30, 2004, the Company entered into deferred compensation agreements with selected officers and directors that provide, upon disability or retirement, a predetermined benefit amount annually for life. Upon death, the agreement provides for reduced payments to continue to the surviving spouse. The present value of total estimated deferred compensation is being accrued using the straight-line method over the remaining years to the full eligibility date. Expense for the years ended June 30, 2005 and 2004 was approximately $63,827 and $25,465, respectively.



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

        At June 30, 2005 and 2004, the Company had outstanding commitments to originate loans aggregating approximately $3,654,000 and $3,781,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to approximately $3,464,000 and $3,528,000 at June 30, 2005 and 2004, respectively, with the remainder at floating market rates. At June 30, 2005, the interest rates on those commitments ranged from 5.25% to 7.00%.

                         OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


        Mortgage loans in the process of origination represent amounts which the Company plans to fund within a normal period of 60 to 90 days. A portion of these loans is intended for sale to investors in the secondary market. Commitments to originate mortgage loans for sale are considered by the Company to be derivatives and are recorded on the balance sheet until the commitment is fulfilled in accordance with SFAS 149 if deemed material. Forward commitments to sell mortgage loans are obligations to deliver loans at a specified price on or before a specified future date. The Company may acquire such commitments to reduce market risk on saleable mortgage loans in the process of origination and mortgage loans held for sale.

        Total mortgage loans in the process of origination amounted to approximately $3,519,000, and $3,126,000, respectively. Related forward commitments to sell mortgage loans amounted to approximately $1,291,000 and $246,000 at June 30, 2005 and 2004, respectively. Included in mortgage loans in the process of origination were commitments to originate loans at fixed rates of interest of approximately $3,519,000 and $2,982,000 at June 30, 2005 and 2004, respectively.

        Loans aggregating approximately $3,797,000 or 6% of the portfolio at June 30, 2005 were outstanding to borrowers employed by an area-based petroleum refining company.



NOTE 19: CONDENSED PARENT COMPANY STATEMENTS

        The condensed balance sheet at June 30, 2005 and 2004 and statements of income and cash flows for the year ended June 30, 2005 and 2004, for the parent company, Osage Federal Financial, Inc., are as follows:

                                                            2005                2004
                                                     --------------------------------------
           BALANCE SHEET
               ASSETS
                  Cash                               $      2,473,109   $      2,661,318
                  Investment in subsidiary bank            11,110,749         10,940,576
                                                     ----------------   ----------------

                  Total assets                       $     13,583,858   $     13,601,894
                                                     ================   ================

               STOCKHOLDERS' EQUITY                  $     13,583,858   $     13,601,894
                                                     ================   ================

                         OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2005 AND 2004


           STATEMENT OF INCOME
               INCOME
                  Interest and dividend income                                $             --   $            289
                                                                              ----------------   ----------------

               INCOME BEFORE INCOME TAX AND EQUITY IN UNDISTRIBUTED
                 EARNINGS OF SUBSIDIARIES                                                   --                289

               PROVISION FOR INCOME TAXES                                                   --                 --
                                                                              ----------------   ----------------

               INCOME BEFORE EQUITY IN EARNINGS OF SUBSIDIARIES                             --                289

               EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES                        604,554            119,232
                                                                              ----------------   ----------------

               NET INCOME                                                     $        604,554   $        119,521
                                                                              ================   ================


           STATEMENT OF CASH FLOWS
               OPERATING ACTIVITIES
                  Net income                                                  $        604,554   $        119,521
                  Items not requiring (providing) cash
                     Equity in undistributed earnings of subsidiary                   (604,554)          (119,232)
                                                                              ----------------   ----------------
                      Net cash provided by operating activities                             --                289
                                                                              ----------------   ----------------

               INVESTING ACTIVITIES
                  Investment in subsidiary bank                                             --         (3,208,539)
                                                                              ----------------   ----------------
                      Net cash used in investing activities                                 --         (3,208,539)
                                                                              ----------------   ----------------

               FINANCING ACTIVITIES
                  Payment of dividends                                                (185,500)                --
                  Net proceeds from sale of common stock                                    --          5,869,568
                  Other                                                                 (2,709)                --
                                                                              ----------------   ----------------
                      Net cash (used in) provided by financing
                    activities                                                        (188,209)         5,869,568
                                                                              ----------------   ----------------

               INCREASE (DECREASE) IN CASH                                            (188,209)         2,661,318

               CASH, BEGINNING OF YEAR                                               2,661,318                 --
                                                                              ----------------   ----------------

               CASH, END OF YEAR                                              $      2,473,109   $      2,661,318
                                                                              ================   ================


                          OSAGE FEDERAL FINANCIAL, INC.
                               239 E. Main Street
                          Pawhuska, Oklahoma 74056-5215
                                 (918) 287-2919

                               Board of Directors

                            Milton Labadie, Chairman
                        Retired CEO of Osage Federal Bank

             Mark S. White                      Richard Trolinger
           President and CEO                 Executive Vice President
           Osage Federal Bank                   Osage Federal Bank

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