Form 10KSB, Exhibit 13
period 2006-06-30
OSAGE FEDERAL FINANCIAL INC
filed 2006-09-15
CIK 1272771

OSAGE
FEDERAL
FINANCIAL, INC.


















                                                              2006 ANNUAL REPORT

OSAGE FEDERAL FINANCIAL, INC.
2006 ANNUAL REPORT


TABLE OF CONTENTS
                                                                            Page
                                                                            ----

Letter to Shareholders...................................................     1

Corporate Profile .......................................................     2

Stock Market Information ................................................     2

Selected Consolidated Financial Data ....................................     3

Management's Discussion and Analysis
         of Financial Condition and Results of Operations................     4

Report of Independent Registered Public Accounting Firm .................   F-1

Consolidated Financial Statements........................................   F-2

Notes to Consolidated Financial Statements...............................   F-7

Corporate Information ........................................ Inside Back Cover

                          OSAGE FEDERAL FINANCIAL, INC.
                               239 E. MAIN STREET
                               PAWHUSKA, OK 74056

To Our Shareholders and Customers:

It's hard to believe we are already sending out our third Annual Report since our reorganization into a Mutual Holding Company. This past year has been one marked with a number of successful endeavors for your bank.

For the first time in our history, we exceed $100 million in assets, and we finished the year with assets of $112.2 million. This is a 14% increase over June 30, 2005 assets of $98.7 million. Our earnings set another record, increasing 4% to $626,000 for the year ended June 30, 2006, compared to $605,000 for the same period last year. We saw increases in several areas, notably net interest income, due to increases in interest income on loans.

Net loans increased 19.2% to $77.9 million for the year ended June 30, 2006 as compared to $65.4 million for the year ended June 30, 2005. We continue as a leader in mortgage lending in our area, having originated and purchased $31.0 million in mortgage loans for the year ended June 30, 2006.

Osage Federal paid its first dividend of $.05 per share for the quarter ended June 30, 2004. Since that quarter, we have paid dividends each quarter, including a $.15 dividend paid August 15, 2006 to shareholders of record August 1, 2006. We also paid a special $1.00 dividend in January 2006

We have begun the initial development of our website, which is at osagefed.com. Take a look and see what you think! We anticipate having free internet banking and free bill pay early in 2007.

In July 2006, we announced that your board of directors had adopted a plan of conversion, where we will convert to a full stock company. This will allow us to raise additional capital to continue expanding in the future. The plan is subject to shareholder, MHC members, and Office of Thrift Supervision (OTS) approval. The offering should begin in the fourth quarter 2006.

We're excited about the future, and we want to thank you as owners and customers. When you recommend Osage Federal to your friends and acquaintances, you help your business. We appreciate it!

Sincerely,

/s/ Mark S. White

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

Osage Federal Bank is a federal savings bank which was originally founded in 1918. Osage Federal operates from its main office in Pawhuska, Oklahoma, and a branch office in Bartlesville, Oklahoma. Osage Federal's deposits are federally insured by the Deposit Insurance Fund as administered by the Federal Deposit Insurance Corporation (FDIC). Osage Federal is regulated by the Office of Thrift Supervision (OTS) and the FDIC. Osage Federal conducts a traditional community bank operation, offering retail banking services, one- to four-family mortgage loans, multi-family, commercial and other real estate mortgage loans, construction loans, automobile loans, second mortgage loans and other consumer loans.

The Company's executive offices are located at 239 East Main Street, Pawhuska, Oklahoma and its main telephone number is (918) 287-2919.

STOCK MARKET INFORMATION

Since it commenced trading on April 1, 2004, the Company's common stock has traded in the over-the-counter market with quotations available on the OTC Bulletin Board under the trading symbol "OFFO." The following table reflects high and low bid prices as reported on the OTC Bulletin Board for the years ended June 30, 2006 and 2005. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The table also shows the amount of dividends declared per public share for each quarter since trading began. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank which is subject to certain regulatory restrictions on the payment of dividends.

                                                                                                DIVIDENDS
           QUARTER ENDED                                      HIGH                LOW            DECLARED
           -------------                                      ----                ---            --------
           June 30, 2006                                      $21.25             $14.50           $0.150
           March 31, 2006                                      15.00              13.15            1.130
           December 31, 2005                                   14.54              13.55            0.120
           September 30, 2005                                  14.20              13.00            0.110

           June 30, 2005                                      $14.25             $13.00           $0.090
           March 31, 2005                                      15.05              11.80            0.075
           December 31, 2004                                   12.80              11.90            0.060
           September 30, 2004                                  12.25              10.40            0.050

Our number of stockholders of record as of June 30, 2006 was approximately 172. This number does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms. At June 30, 2006, there were 2,287,017 shares of the Company's common stock outstanding including 1,596,919 shares held by Osage Federal MHC.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                      AT OR FOR THE YEAR
                                                                                        ENDED JUNE 30,
                                                                        ------------------------------------------------
                                                                              2006            2005            2004
                                                                              ----            ----            ----
                                                                                    (DOLLARS IN THOUSANDS,
                                                                                     EXCEPT PER SHARE DATA)
  BALANCE SHEET DATA:
  Assets............................................................    $   112,237      $    98,693     $    88,891
  Loans receivable, net.............................................         77,927           65,356          55,496
  Securities........................................................         26,056           26,191          27,202
  Cash and cash equivalents.........................................          2,455            2,224           1,593
  Deposits..........................................................         64,310           62,084          61,667
  FHLB advances and other borrowings................................         33,350           21,650          12,600
  Stockholders' equity..............................................         13,128           13,584          13,602
  SUMMARY OF OPERATIONS:
  Interest income...................................................    $     5,821      $     4,816     $     4,160
  Interest expense..................................................          2,814            2,028           1,930
                                                                        -----------      -----------     -----------
  Net interest income...............................................          3,007            2,788           2,230
  Provision for loan losses.........................................             27               --              --
                                                                        -----------      -----------     -----------
  Net interest income after provision for loan losses...............          2,980            2,788           2,230
  Noninterest income................................................            659              647             677
  Noninterest expense...............................................          2,668            2,522           2,333
                                                                        -----------      -----------     -----------
  Income before income taxes........................................            971              913             574
  Provision for income taxes........................................            345              308             205
                                                                        -----------      -----------     -----------
  Net income........................................................    $       626      $       605     $       369
                                                                        ===========      ===========     ===========
  PER SHARE DATA:
  Earnings per share:
     Basic..........................................................    $      0.28      $      0.27     $      0.17
     Diluted........................................................           0.28             0.27            0.17
  Dividends per public share........................................           1.51             0.275           --
  Book value per share..............................................           5.74             5.95            5.96
  PERFORMANCE RATIOS:
  Return on average assets..........................................           0.60%            0.66%           0.45%
  Return on average equity..........................................           4.63             4.37            4.07
  Interest rate spread..............................................           2.46             2.72            2.47
  Net interest margin...............................................           2.96             3.16            2.84
  Average interest-earning assets to average
     interest-bearing liabilities...................................         118.05%          119.10%         115.31%
  Efficiency ratio..................................................          72.78            73.44           80.25
  Dividend payout ratio.............................................         157.08            30.68            --
  ASSET QUALITY RATIOS:
  Non-performing loans to total loans, net..........................           0.01%            0.13%           0.02%
  Non-performing assets to total assets.............................           0.05             0.12            0.01
  Net charge-offs to average loans outstanding......................           0.03             0.03            0.00
  Allowance for loan losses to total loans..........................           0.51             0.59            0.71
  Allowance for loan losses to non-performing loans.................       3,563.35           454.53        3,864.66
  CAPITAL RATIOS:
  Average equity to average assets..................................          12.85%           15.08%          11.15%
  Equity to assets at period end....................................          11.70            13.76           15.30
  NUMBER OF FULL-SERVICE OFFICES....................................           2                2               2

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

PROPOSED REORGANIZATION

On July 21, 2006, the Boards of Directors of Osage Federal MHC, Osage Federal Financial, Inc. and Osage Federal Bank unanimously adopted a Plan of Conversion and Reorganization (the "Plan"), pursuant to which Osage Federal Bank will reorganize from the mutual holding company structure to the stock holding company structure. Pursuant to the terms of the Plan, Osage Federal MHC will convert from the mutual form to a federal interim stock savings association and simultaneously merge with and into Osage Federal Bank, with Osage Federal Bank as survivor. Additionally, Osage Federal Financial, Inc. will convert to a federal interim stock savings association and simultaneously merge with and into Osage Federal Bank, with Osage Federal Bank as survivor. Osage Federal Bank has formed a new state-chartered corporation, Osage Bancshares, Inc., that will acquire all of the outstanding shares of Osage Federal Bank's common stock. Shares of Osage Federal Financial, Inc. common stock, other than those held by Osage Federal MHC, will be converted into shares of the new corporation pursuant to an exchange ratio designed to approximate the percentage ownership interests of such persons.

The Plan is subject to the  approval  of: (1) the Office of Thrift  Supervision;
(2) at least a majority of the total number of votes eligible to be cast by members of Osage Federal MHC; (3) the holders of at least a majority of the outstanding shares of Osage Federal Financial, Inc. common stock; and (4) at least a majority of votes cast by holders of Osage Federal Financial, Inc. common stock other than Osage Federal MHC. The new holding company will offer shares of its common stock for sale to Osage Federal's eligible account holders, to Osage Federal's tax-qualified employee benefit plans and to members of the general public in a subscription and community offering in the manner and subject to the priorities set forth in the Plan. The highest priority will be depositors with qualifying deposits as of June 30, 2005.

GENERAL

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on interest-bearing liabilities. It is a function of the average balances of loans and investment securities versus deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds. Our interest-earning assets consist primarily of residential and non-residential mortgage loans, commercial loans, consumer loans, residential mortgage-related securities and federal funds sold. Interest-bearing liabilities consist primarily of retail deposits and borrowings from the Federal Home Loan Bank of Topeka. Our results of operations also depend on our provision for loan losses, non-interest income and non-interest expense. Non-interest income includes service fees and charges. Non-interest expense includes salaries and employee benefits, occupancy expenses and other general and administrative expenses.

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

Over the past year, our loan portfolio has increased as we have emphasized the origination of loans for our portfolio rather than for resale into the secondary market. Loans receivable, net increased 19.2% from June 30, 2005 to June 30, 2006. During this period, we have also decreased the percentage of our assets invested in securities and other liquid investments that generally yield less than mortgage loans. Securities decreased from 26.5% of assets at June 30, 2005 to 23.2% of assets at June 30, 2006. The proceeds from our initial public offering were originally invested in high-quality collateralized mortgage obligations which have been reduced through normal paydowns. We also just began a certificate of deposit program called "You Pick `Em," which allows a depositor to choose a certificate term of 6 to 15 months, and receive the same rate no matter which term is chosen. This allows us to retain and attract customers, but does not lock us into paying high rates for long periods of time. In the current rate environment, our strategy has been to attract shorter-term deposits, paying less than like-term Federal Home Loan Bank advances. We also offer higher rates, slightly below like-term Federal Home Loan Bank advances, for higher-balance certificates with terms of 9, 13, 14, 25, 37, 49, and 61 months. Our strategy is to retain and attract customers who are rate-sensitive, without driving up rates on all of our standard certificate of deposit products. As of June 30, 2006, we have approximately 35% of our certificates in these odd-termed categories. Certificates of deposit increased $4.5 million from June 30, 2005 to June 30,
2006. We have also used long-term advances from the Federal Home Loan Bank to stabilize our funding costs. These strategies, while decreasing our net interest margin from 3.16% for fiscal year 2005 to 2.96% for the fiscal year ended June 30, 2006, resulted in net interest income of $3.0 million, an increase of $219,000, or 7.9% over the same period last year. We sell most of our long-term, fixed-rate loans into the secondary market. As short- and long-term interest rates rise, it is possible that we will sell additional loans to manage our interest rate risk.

BUSINESS STRATEGY

Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing quality service at competitive prices and emphasizing local control and decision-making. Generally, we have sought to implement this strategy by maintaining a substantial part of our assets in loans secured by one- to four-family residential real estate located in our market area. To the extent that new deposits have exceeded loan originations, we have invested these deposits primarily in mortgage-backed securities. Because of our significant loan portfolio growth this fiscal year, we have not purchased any mortgage-backed securities that we intend to hold to maturity. We intend to continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one- to four-family mortgages, and multi-family and commercial real estate mortgage loans. We also intend to continue to sell to Freddie Mac, a U.S.
government-sponsored enterprise in the business of purchasing residential mortgages from thrifts and other seller-servicers, most of our conforming 20 and 30 year one- to four-family residential loans.

During the past three years, short-term interest rates have increased 425 basis points, while 30-year Treasury rates have only increased 62 basis points. This has caused the "yield curve" to become inverted; i.e., short-term rates are actually higher than long-term rates. This phenomenon has compressed our net interest margin, because we are typically borrowing short-term funds to invest in longer-term loans. A drop in short-term rates would positively affect our net interest margin. To counter any rise in long-term rates, we continue to emphasize the origination of shorter term fixed-rate loans and adjustable-rate loans for the loan portfolio consistent with our asset/liability management policies. Specifically in our local market, the oil business, the opening of a Wal-Mart distribution center, and casino gambling have all contributed to economic growth. Several area businesses are undergoing expansions and are trying to hire significant numbers of employees. Although we are not generally a direct beneficiary of this hiring, we have generated substantial business from related commercial growth in the area.

For the past several years, we have emphasized the origination of shorter-term and adjustable-rate loans for portfolio, including consumer, commercial, construction and home equity loans, in order to improve the yield and interest sensitivity of earning assets. We sell most of our long-term, fixed-rate loans into the secondary market. We have employed a variety of strategies to control funding costs including seeking lower cost non-certificate accounts, using shorter-duration certificate accounts and laddering the maturities of our Federal Home Loan Bank advances.

During fiscal year 2005, we began a wholesale strategy in which we used short-term Federal Home Loan Bank borrowings to acquire a diversified portfolio of high-quality fixed- and variable-rate mortgage-related securities over the next several years. Our objective was to build an interest sensitive portfolio that will enhance earnings in all rate environments. Because of the inverted yield curve, our short-term borrowing costs have exceeded the yields from these securities. As a result, we have not purchased any additional securities for the wholesale program since January 2006 and have instead focused on loan originations. As of June 30, 2006, we held $5.7 million of securities under this program and currently do not intend to purchase additional securities for this program until the interest rate environment improves.

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

The Board of Directors has established an Asset/Liability Committee that consists of President and CEO Mark S. White, Executive Vice President and Chief Lending Officer Richard Trolinger, Senior Vice President Martha Hayes, Vice President, Chief Financial Officer and Treasurer Sue Allen Smith, and New Accounts Manager Evelyn Laird. The committee meets on a monthly basis to review current investments; average lives, durations and repricing frequencies of loans and securities; loan and deposit pricing and production volumes and alternative funding sources; interest rate risk analysis; liquidity and borrowing needs; and a variety of other asset and liability management topics. A synopsis of each meeting is reported to the full Board monthly.

To reduce the effect of interest rate changes on net interest income, we have adopted various strategies intended to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The main elements of these strategies include seeking to:

     (1) originate loans with adjustable-rate features or fixed-rate loans with short maturities, such as commercial, construction, home equity and consumer loans;

     (2) use odd-termed, shorter-duration certificates which allow us to retain customers but protect us from long-term, high-rate deposits;

     (3) increase core deposits (i.e., transaction and savings accounts) which tend to be less interest rate sensitive; and

     (4)  continue our practice of "laddering" Federal Home Loan Bank advances.

QUANTITATIVE ANALYSIS. Exposure to interest rate risk is actively monitored by management. Osage Federal Bank's objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. We use the Office of Thrift Supervision Net Portfolio Value ("NPV") Model and other models to monitor our exposure to interest rate risk which calculates changes in net portfolio value. Reports generated from assumptions provided and modified by management are reviewed by the Asset/Liability Management Committee and reported to the Board of Directors quarterly. The Interest Rate Sensitivity of Net Portfolio Value Report shows the degree to which balance sheet line items and the net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward shift (shock) in the Treasury yield curve.

The following table presents Osage Federal Bank's NPV as of June 30, 2006. The NPV was calculated by the Office of Thrift Supervision, based on information provided by Osage Federal Bank. At June 30, 2006, Osage Federal Bank was in compliance with the interest rate risk limits established by the board of directors.

                                                                               NET PORTFOLIO VALUE
                                  NET PORTFOLIO VALUE                     AS % OF PRESENT VALUE OF ASSETS
                                  -------------------                     -------------------------------
                                                                         NET PORTFOLIO         BASIS POINT
        CHANGES IN RATES(1)    $ AMOUNT      $ CHANGE      % CHANGE       VALUE RATIO             CHANGE
                               --------      --------      --------       -----------           --------
                                       (DOLLARS IN THOUSANDS)
        +300 bp                  $ 8,976       $(6,231)          (41)%         8.45%              (483) bp
        +200 bp                   11,089        (4,118)          (27)%        10.18               (311) bp
        +100 bp                   13,219        (1,988)          (13)%        11.83               (146) bp
           0 bp                   15,206          --             --           13.29                --
        -100 bp                   16,650         1,444             9%         14.27                 96  bp
        -200 bp                   17,034         1,828            12%         14.44                115  bp

     ----------
     (1) The -300 bp scenario is not reported due to the low prevailing interest rate environment.

The above analysis indicates that the net portfolio value of Osage Federal Bank would be more adversely affected by a 100 basis point increase in market rates than by a 100 basis point decrease in market rates. The report also indicates that throughout the rate scenarios analyzed, Osage Federal Bank's net portfolio value would remain in excess of 8% of the present value of its assets which is within the guidelines adopted by our board of directors. To reduce our future interest-rate risk, we have originated more floating rate loans. We have also sold loans in the secondary market if we anticipated that they would have long lives. To reduce our future interest-rate risk, we began offering deposit products which have short odd terms, which will revert to a standard term at maturity, generally at much lower rates. Although many of our Federal Home Loan Bank advances are short-term, we have maintained a ladder of maturing advances extending in excess of six years.

Future interest rates and their effect on NPV or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. There are inherent shortcomings in this type of computation. Although individual assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in market interest rates. The interest rates on some adjustable-rate assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other adjustable-rate assets and liabilities may lag behind changes in market interest rates depending on the index used to set rates. Assets, such as adjustable-rate mortgages, generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debts may decrease in the event of an interest rate increase.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

The accounting and reporting policies of Osage Federal Financial, Inc. conform with the accounting principles generally accepted in the United States of America and general practices within the financial services industry. This requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. There can be no assurance that actual results will not differ from those estimates. If actual results are different than management's judgments and estimates, our financial results could change, and such change could be material to us.

ALLOWANCE FOR LOAN LOSSES. We consider that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The balance in the allowance for loan losses is determined based on management's review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including management's assumptions as to future delinquencies, recoveries and losses. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management's estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

Credit losses are an inherent part of our business and, although we believe the methodologies for determining the allowance for loan losses and the current level of the allowance are adequate, it is possible that there may be unidentified losses in the portfolio that may become evident only at a future date. Additional provisions for such losses, if necessary, would negatively impact earnings.

For purposes of our allowance for loan loss methodology, we categorize our loans into one of eight categories: residential mortgages, second mortgages, commercial business, commercial real estate, construction, automobile, mobile home, and other consumer loans. The indicated loss factors resulting from this analysis are applied to determine a level for each of the eight categories of loans. In addition, we individually assign loss factors to all loans that have been identified as having loss attributes, as indicated by deterioration in the financial condition of the borrower or a decline in underlying collateral values.

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

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2006 AND JUNE 30, 2005

Our total assets increased by $13.5 million to $112.2 million at June 30, 2006 from $98.7 million at June 30, 2005 primarily due to a 19.2% increase in loans receivable, net. The increase in loans receivable, net reflects our decision to retain most of our originated shorter-term one- to four-family mortgage loans. In addition, we have had increases in all categories of lending, reflecting the economic growth of our geographic area. Loans receivable, net increased to $77.9 million at June 30, 2006 from $65.4 million at June 30, 2005. One- to four-family mortgages increased $6.4 million, or 13.2%, to $54.7 million at June 30, 2006 from $48.3 million at June 30, 2005. Construction loans increased $2.9 million, or 167.3%, to $4.7 million at June 30, 2006 from $1.8 million at June 30, 2005. A significant part of this increase was a $1.4 million construction loan for a dental office, of which we have committed to sell a 50% participation at the end of construction. In addition, at June 30, 2006, we had committed to purchase a $500,000 construction participation for an assisted-living center. Commercial loans grew $1.4 million, or 363.1% to $1.8 million at June 30, 2006 from $379,000 at June 30, 2005. This increase was due to new municipality and church loans, as well as a participation purchased involving subdivision development in Bartlesville. There were $156,000 of loans held for sale at June 30, 2006, and none were outstanding at June 30, 2005. We are selling most of the fixed-rate, one- to four-family loans that we originate with terms in excess of fifteen years in the secondary market.

Cash and cash equivalents (consisting primarily of federal funds sold and our balances in our correspondent bank account) increased by $231,000, or 10.4%, to $2.5 million at June 30, 2006 from $2.2 million at June 30, 2005. We began a correspondent relationship with The Bankers' Bank in the spring of 2006. Once our correspondent bank determines our daily funds availability, they either sell or purchase federal funds on our behalf. These are overnight investments (federal funds sold) or overnight borrowings (federal funds purchased). At June 30, 2006 we had federal funds sold of $1.0 million. These funds are placed at various institutions to minimize credit risk. Securities decreased to $26.1 million at June 30, 2006 from $26.2 million at June 30, 2005. We purchased $5.9 million of available-for-sale securities during 2006 for our wholesale program. Because of the current and near-term anticipated rate environment, we are no longer purchasing securities for our wholesale program. These purchases were offset by normal paydowns in the held-to-maturity and available-for-sale portfolios, which consist of mortgage-backed securities, private placement pass-through securities, and collateralized mortgage obligations.

Our total liabilities rose $13.9 million due to an increase in Federal Home Loan Bank borrowings to $33.4 million at June 30, 2006 from $21.7 million at June 30, 2005. This $11.7 million increase was used to fund loan growth. In addition, we continued to use short-term borrowings to fund the purchase of high-quality, available-for-sale securities. Borrowings for this program, which are included in the total Federal Home Loan Bank borrowings, were $5.8 million as of June 30, 2006, compared to $3.3 million as of June 30, 2005. This balance will gradually decrease as the program securities pay down. Total deposits increased to $64.3 million at June 30, 2006 from $62.1 million at June 30, 2005, a $2.2 million, or 3.6% increase. Certificates of deposit increased to $40.7 million from $36.2 million at June 30, 2005. We have been promoting our odd-termed certificates, and have accumulated $14.1 million of deposits in these categories. There has been some change in the mix of our checking and money market deposits. Although checking accounts remained flat for the period, noninterest bearing accounts, which are included in checking accounts, have grown $1.4 million to $4.8 million at June 30, 2006, compared to $3.4 million at June 30, 2005. Offsetting that growth was a decline in our high-yield, high balance NOW accounts. These accounts had balances of $1.4 million as of June 30, 2006, a decline of $1.7 million from June 30, 2005. Money market accounts have declined $2.0 million between the same periods. We have seen some of these high-yield checking and money market deposits transferred to our higher-yielding certificates, and we have lost some of these funds to financial institutions with much more aggressive money market rates.

Stockholders' equity declined $456,000 to $13.1 million at June 30, 2006 from $13.6 million at June 30, 2005, due to the payment of cash dividends totaling $984,000 during the fiscal year, partially offset by earnings of $626,000. Cash dividends included a special $1.00 dividend, or

$652,000, net of unearned restricted stock dividends, paid in January 2006. In addition, stockholders' equity was reduced $220,000 for the purchase of 15,526 shares of stock for the Osage Federal Bank 2004 Restricted Stock Plan at an average price of $14.15 per share. This cost was partially offset by $96,000 of amortization recognized in connection with the vesting of restricted stock awards under the plan, net of forfeited shares. Stockholders' equity increased $129,000 because of stock options expensed and exercised.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

GENERAL. Net income for the year ended June 30, 2006 was $626,000 ($0.28 per diluted share), a $21,000 increase compared to net income of $605,000 ($0.27 per diluted share) for fiscal 2005. The increase in net income resulted mainly from an increase in net interest income.

INTEREST INCOME. Total interest income increased by $1.0 million, or 20.9%, to $5.8 million for the year ended June 30, 2006 from $4.8 million for the year ended June 30, 2005 primarily due to a $13.4 million increase in average earning assets and a 26 basis point increase in yield. The average balance of total interest-earning assets increased to $101.7 million for 2006 from $88.3 million for 2005. The increase in average earning assets was attributable to a $10.0 million, or 16.6% increase in the average volume of loans, and a $3.4 million, or 12.4% increase in the average balance of securities and deposits with other financial institutions. The increase in the category of earning assets was driven by growth in the available-for-sale portfolio. Average balances for available-for-sale securities were $17.9 million for the year ended June 30, 2006, a $6.2 million increase from the prior-year average balance. We are not currently purchasing available-for-sale securities for the wholesale strategy, so we anticipate these balances will decrease as paydowns are received. The average yield on the loan portfolio has increased 5 basis points to 6.49% between the periods, and the average yield on securities and deposits with other financial institutions has increased 69 basis points to 3.97% between the periods. Because of a short-term rising rate environment, many of our securities and variable-rate loans have repriced during the year.

INTEREST EXPENSE. Total interest expense increased by $786,000, or 38.7%, to $2.8 million for the year ended June 30, 2006 compared to $2.0 million in the year ended June 30, 2005. Our average interest-bearing liabilities, including most deposits and Federal Home Loan Bank advances, increased $12.1 million to $86.2 million for the year ended June 30, 2006, compared to $74.1 million in the same period in 2005. Of those averages, advances are up $13.8 million and certificates of deposit are up $1.5 million. Our money market account average balances declined $3.3 million between the two periods. The cost of our total interest-bearing liabilities has increased 53 basis points from the prior period, from 2.74% to 3.27%. This was due to a combination of two factors: use of short-term advances in a rising short-term interest rate environment; and the transfer of funds from checking or money market accounts into higher-yielding odd-termed certificates.

NET INTEREST INCOME. Net interest income increased by $219,000, or 7.9%, to $3.0 million for the year ended June 30, 2006 from $2.8 million for fiscal 2005. The net interest rate spread decreased to 2.46% for 2006 from 2.72% for 2005, while the net interest margin decreased to 2.96% from 3.16%. The decreases in spread and margin resulted from the higher cost of short-term borrowings and a change in the mix of deposits into higher-cost certificates.

PROVISION FOR LOAN LOSSES. Provision for loan losses for the year ended June 30, 2006 was $27,000, and there was no provision for the year ended June 30, 2005. There were $21,000 of net charge-offs in 2006 compared to $15,000 of net charge-offs in 2005. Based on our stratification of the loan portfolios using historical loss factors and other data, management believes that the recorded allowance would cover both known and inherent losses in the portfolio that were both probable and estimable. There can be no assurance, however, that the allowance for loan losses will be sufficient to cover actual losses.

NONINTEREST INCOME. Noninterest income increased to $659,000 for the year ended June 30, 2006 from $647,000 for the year ended June 30, 2005. Service charges increased by $30,000, because of service charge fee increases that were implemented April 15, 2005. Gains on the sale of mortgages decreased to $39,000 for 2006 from $67,000 for 2005. We anticipate that these gains from the sale of mortgages will remain at lower levels because refinancing activity has slowed, and because we have made a strategic decision to retain our shorter-term originated mortgages. By retaining mortgages, we have increased our net interest income. Other income increased $8,000 mainly due to interchange income from increased customer usage of debit and ATM cards.

NONINTEREST EXPENSE. Noninterest expense was $2.7 million for the year ended June 30, 2006, increasing $145,000 from $2.5 million for the year ended June 30, 2005. Salaries and benefits increased $150,000, or 10.2%, for several reasons. Base salaries increased $45,000, reflecting normal raises. The addition of the stock option plan and restricted plan increased expenses by $102,000. Of the increase, dividends on unearned restricted stock, which are accounted for as compensation expense, accounted for $45,000. The expense includes the special $1.00 dividend paid in January 2006. We recorded a full year expense for these plans in 2006, which accounted for the remaining $57,000 difference. These plans were approved by stockholders on November 17, 2004. Our employee stock ownership plan expense increased $7,000 from the prior year. Occupancy expense decreased $7,000, primarily due to lower furniture and equipment depreciation, reflecting accelerated writeoffs of computer equipment earlier in the year ended June 30, 2005. Other operating expenses increased $3,000 for the period. Our audit and filing fees decreased $10,000 from the prior fiscal year. During 2005, we had significant expenses related to approval of the restricted stock and option plans. Data processing expenses rose $13,000, due to recognition of a full year of costs for our telephone banking system. We are implementing other data processing upgrades which will result in higher costs in future years. In fiscal year 2004, we had anticipated a $10,000 loss as a result of a customer's fraudulent activity. Since we have not been required to pay the claim, we recognized a $10,000 benefit in the current fiscal year. Expenses for operation of the ATM and debit card network increased $10,000 over the prior year. As noted previously, income from these activities has also increased significantly. Losses from overdrawn checking accounts increased $9,000 over the prior year. Most of this was from insufficient funds fees that we had charged our customers. Advertising increased $9,000 over the prior year, reflecting continuing targeted ads for certificate products.

Management expects noninterest expenses to increase following the conversion of Osage Federal MHC as a result of the establishment of additional stock benefit plans and increased costs related to the employee stock ownership plan, as well as increased costs associated with being a listed company including annual Nasdaq fees and additional Sarbanes-Oxley compliance. In addition, we anticipate an increase in occupancy expense due to the current remodeling of our Bartlesville branch.

PROVISION FOR INCOME TAXES. The provision for income taxes increased $37,000, or 12.0%, reflecting an increase in pretax income. The effective tax rates were 36% and 34% for the fiscal years ended June 30, 2006 and 2005, respectively.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

GENERAL. Net income for the year ended June 30, 2005 was $605,000, ($0.27 per diluted share) a $236,000 increase compared to net income of $369,000 ($0.17 per diluted share) for fiscal 2004. The increase in net income resulted mainly from an increase in net interest income.

INTEREST INCOME. Total interest income increased by $656,000, or 15.8%, to $4.8 million for the year ended June 30, 2005 from $4.2 million for the year ended June 30, 2004 primarily due to a $9.8 million increase in average earning assets and a 16 basis point increase in yield. The average balance of total interest-earning assets increased to $88.3 million for 2005 from $78.5 million for 2004. The increase in average earning assets was attributable entirely to an increase in the average volume of loans which grew $11.1 million, or 22.3%, and more than offset a $1.3 million decline in the average balance of securities and deposits with other financial institutions. Maturities and paydowns of our investment securities were invested in loans. Although the average yield on the loan portfolio declined 43 basis points to 6.44% between the periods, the average yield on interest-earning assets increased due to the higher proportion of loans and an increase in the average yield on the securities portfolio. Average yields on our securities increased 67 basis points to 3.28% for 2005. When we raised additional capital on March 31, 2004, the proceeds were originally invested in mortgage-backed securities. These typically have higher yields than deposits held at other banks. In the year ended June 30, 2004, we had a significantly higher mix of these bank deposits than in the same period ended June 30, 2005. These factors, as well as a short-term rising rate environment, contributed to our improved yields on investment securities, and earning assets overall.

INTEREST EXPENSE. Total interest expense increased slightly by $98,000, or 5.1%, to $2.0 million for the year ended June 30, 2005 compared to the year ended June 30, 2004. Our average interest-bearing liabilities, including most deposits and Federal Home Loan Bank advances, increased $6.1 million to $74.1 million for the year ended June 30, 2005, compared to the same period in 2004. Of those averages, advances were up $3.6 million and interest-bearing checking balances were up $2.6 million. Our new high-yield checking account generated $3.1 million in balances at an average cost of 2.02%. The cost of our total interest-bearing liabilities declined by 10 basis points from the prior period, from 2.84% to 2.74%. This was a combination of two factors: gradual downward repricing of advances as they matured and were reissued, causing average advance rates to fall 56 basis points; and repricing of maturing certificates of deposit, causing average interest-bearing deposit rates to fall 11 basis points from the same period in the prior year.

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

PROVISION FOR LOAN LOSSES. There were no provisions for loan losses for either fiscal year 2005 or 2004. There were $16,000 of net charge-offs in 2005 compared to less than $1,000 of net charge-offs in 2004. Based on our stratification of the loan portfolios using historical loss factors and other data, management believed that the recorded allowance would cover both known and inherent losses in the portfolio that were both probable and estimable.

NONINTEREST INCOME. Noninterest income decreased to $647,000 for the year ended June 30, 2005 from $677,000 for the year ended June 30, 2004. Service charges were down slightly, by

$8,000, due to lower average overdraft activity. Net loan servicing fees increased $9,000, due to lower amortization of mortgage servicing rights. Gains on the sale of mortgages decreased to $67,000 for 2005 from $145,000 for 2004, a $78,000 decrease due to a decline in refinancing activity and our decision to retain shorter-term mortgages for our portfolio. Other income increased $55,000. Beginning in the third quarter of fiscal 2004, we began recognizing income related to the net change in the cash surrender value of bank-owned life insurance that we purchased. Income recognized for the year ended June 30, 2005 was $78,000, an increase of $44,000 over last year.

NONINTEREST EXPENSE. Noninterest expense was $2.5 million for the year ended June 30, 2005, increasing $189,000 from $2.3 million for the year ended June 30, 2004. Salaries and benefits increased $191,000, or 14.9%, for several reasons. $87,000 of expense was recognized in 2005 for a restricted stock plan and a stock option plan for directors and certain officers, which was approved by stockholders on November 17, 2004. In addition to the expense of this plan, benefit expense associated with a deferred compensation plan implemented January 1, 2004 was $38,000 higher than the same period last year. Our expense for the employee stock ownership plan was $18,000 higher than the supplemental 401(k) match and ESOP expense in fiscal 2004. No supplemental match was accrued in fiscal 2005. Employee insurance costs declined $16,000 from last year as management focused on incenting employees who have insurance available from other sources to reduce their usage of company-provided insurance. Payroll taxes increased $12,000 for the period, due to raises and some of these new benefits. Furniture and equipment depreciation decreased $11,000, or 17.0%, reflecting accelerated writeoffs of computer equipment in the year ended June 30, 2004 in connection with an upgrade of our data processing equipment. Other operating expenses increased $22,000 for the period, primarily due to an additional $60,000 of audit and filing fees attributable to our becoming a public company. Offsetting these fees was a $16,000 decrease in loan expenses. Also, 2004's other operating expenses reflect $20,000 of losses from customers' fraudulent activities.

PROVISION FOR INCOME TAXES. The provision for income taxes increased $103,000, or 50.2%, reflecting an increase in pretax income. The effective tax rates were 34% and 36% for the fiscal years ended June 30, 2005 and 2004, respectively.

         AVERAGE BALANCE SHEET. The following tables set forth certain information relating to our interest-earning assets and interest-bearing liabilities at and for the periods indicated. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

                                                                                    YEAR ENDED JUNE 30,
                                              AT JUNE 30,     --------------------------------------------------------------------
                                                  2006                          2006                             2005
                                         ------------------   ---------------------------------   --------------------------------
                                                              AVERAGE                   AVERAGE   AVERAGE                 AVERAGE
                                         BALANCE  IELD/COST   BALANCE     INTEREST   YIELD/COST   BALANCE    INTEREST   YIELD/COST
                                         -------  ---------   -------     --------   ----------   -------    --------   ----------
                                                                        (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans receivable, net(1)...........     $ 78,083   6.50%     $ 70,744    $ 4,590      6.49%     $60,698      $3,911      6.44%
 Securities (2).....................       28,848   4.52        30,974      1,231      3.97       27,565         905      3.28
                                         --------             --------    -------                -------      ------
  Total interest-earning assets.....      106,931   5.97       101,718      5,821      5.72       88,263       4,816      5.46
                                                                          -------                             ------
Non-interest-earning assets.........        5,306                3,539                             3,518
                                         --------             --------                           -------
  Total assets......................     $112,237             $105,257                           $91,781
                                         ========             ========                           =======
Interest-bearing liabilities:
 Demand and NOW accounts............     $  8,611   1.29      $  9,317         92      0.99      $ 9,072          79      0.87
 Money market savings...............        6,116   1.41         7,035         98      1.39       10,376         147      1.42
 Savings............................        4,051   0.76         4,096         32      0.78        4,243          33      0.77
 Certificates of deposit............       40,726   3.90        37,323      1,300      3.48       35,835       1,105      3.08
 FHLB advances......................       33,350   5.04        28,397      1,292      4.55       14,583         664      4.56
                                         --------             --------    -------                -------      ------
  Total interest-bearing liabilities       92,854   3.77        86,168      2,814      3.27       74,109       2,028      2.74
                                                                          -------                             ------

Non-interest-bearing liabilities....        6,091                5,563                             3,828
                                         --------             --------                           -------
 Total liabilities..................       98,945               91,731                            77,937
Stockholders' equity (3)............       13,292               13,526                            13,844
                                         --------             --------                           -------
 Total liabilities and stockholders'
    equity..........................     $112,237             $105,257                           $91,781
                                         ========             ========                           =======
Net interest income.................                                      $ 3,007                             $2,788
                                                                          =======                             ======
Interest rate spread (4)............                2.20%                              2.45%                              2.72%
Net interest margin (5).............                2.70%                              2.96%                              3.16%
Ratio of average interest-earning
   assets  to average interest-
   bearing liabilities..............              115.16%                            118.05%                            119.10%


                                                 YEAR ENDED JUNE 30,
                                             --------------------------------
                                                          2004
                                             --------------------------------
                                             AVERAGE                 AVERAGE
                                             BALANCE    INTEREST   YIELD/COST
                                             -------    --------   ----------
                                                 (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans receivable, net(1)...........         $49,614     $3,408      6.87%
 Securities (2).....................          28,853        752      2.61
                                             -------     ------
  Total interest-earning assets.....          78,467      4,160      5.30
                                                         ------
Non-interest-earning assets.........           2,864
                                             -------
  Total assets......................         $81,331
                                             =======
Interest-bearing liabilities:
 Demand and NOW accounts............         $ 6,509         40      0.61
 Money market savings...............          10,308        155      1.50
 Savings............................           4,860         48      0.99
 Certificates of deposit............          35,388      1,125      3.18
 FHLB advances......................          10,983        562      5.12
                                             -------     ------
  Total interest-bearing liabilities          68,048      1,930      2.83
                                                         ------

Non-interest-bearing liabilities....           4,212
                                             -------
 Total liabilities..................          72,260
Stockholders' equity (3)............           9,071
                                             -------
 Total liabilities and stockholders'
    equity..........................         $81,331
                                             =======
Net interest income.................                     $2,230
                                                         ======
Interest rate spread (4)............                                 2.47%
Net interest margin (5).............                                 2.84%
Ratio of average interest-earning
   assets  to average interest-
   bearing liabilities..............                               115.31%

----------------------
(1) Non-accruing loans have been included in loans receivable, net, and the effect of such inclusion was not material. Loans held for sale have been included in loans receivable, net.
(2) Includes securities, interest-bearing deposits, and Federal Home Loan Bank stock.
(3)  Includes equity received from contributions made to the ESOP.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

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

                                                  YEAR ENDED JUNE 30,                         YEAR ENDED JUNE 30,
                                                     2006 VS. 2005                              2005 VS. 2004
                                         -----------------------------------        ------------------------------------
                                                  INCREASE (DECREASE)                      INCREASE (DECREASE)
                                                        DUE TO                                    DUE TO
                                         -----------------------------------        ------------------------------------
                                         VOLUME         RATE         TOTAL          VOLUME         RATE        TOTAL
                                         ------         ----         -----          ------         ----        -----
                                                                           (IN THOUSANDS)
Interest and dividend income:
   Loans receivable....................     $  652        $   27        $  679         $  724     $    (221)      $  503
   Securities..........................        120           206           326            (35)          188          153
                                            ------        ------        ------         ------        ------       ------
      Total interest-earning assets....        772           233         1,005            689           (33)         656
                                            ------        ------        ------         ------        ------       ------

Interest expense:
   Demand and NOW Deposits.............     $    2        $   11        $   13         $   20     $      19       $   39
   Money market savings................        (47)           (2)          (49)             1            (9)          (8)
   Savings accounts....................         (1)           --            (1)            (6)           (9)         (15)
   Certificates of deposit.............         47           148           195             14           (34)         (20)
   Advances from FHLB and
      other borrowings.................        629            (1)          628            169           (67)         102
                                            ------        ------        ------         ------     ---------       ------
      Total interest-bearing
        liabilities....................        630           156           786            198          (100)          98
                                            ------        ------        ------         ------     ---------       ------
Change in net interest income..........     $  142        $   77        $  219         $  491     $      67       $  558
                                            ======        ======        ======         ======     =========       ======


LIQUIDITY AND COMMITMENTS

We are required to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained

Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, scheduled payments, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. We also generate cash through borrowings. We utilize Federal Home Loan Bank advances to leverage our capital base and provide a portion of the funding needed to manage the interest rate risk presented by our core business of attracting and retaining retail deposits to fund mortgage and consumer loans.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits and federal funds sold, mutual funds, and collateralized mortgage obligations. On a longer term basis, we maintain a strategy of investing in various loan products. We use our sources of funds primarily to meet our ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities. At June 30, 2006, the total approved loan origination commitments outstanding amounted to $5.7 million, and we had $877,000 of unfunded commitments on lines of credit. At the same date, construction loans in process were $2.0 million. Certificates of deposit scheduled to mature in one year or less at June 30, 2006, totaled $23.3 million. Management's policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with Osage Federal Bank. In addition, at June 30, 2006, our total collateralized borrowing limit was $46.4 million of which we had $33.4 million outstanding, giving us the ability at June 30, 2006 to borrow an additional $13.0 million from the Federal Home Loan Bank of Topeka as a funding source to meet commitments and for liquidity purposes. Commitments to sell loans totaled $1.1 million at June 30, 2006.

The following table presents our fixed and determinable contractual obligations and commitments by payment date as of June 30, 2006.

                                                                                                         MORE
                                                               LESS THAN                                 THAN
                                                TOTAL            1 YEAR       1-3 YEARS    4-5 YEARS    5 YEARS
                                              ----------       -----------    ---------    ---------    -------
                                                                         (IN THOUSANDS)
Federal Home Loan Bank advances..........     $ 33,350         $  22,350     $   4,000    $   2,000    $   5,000
Certificates of deposit..................       40,726            23,324        12,183        5,159           60
                                              --------         ---------     ---------    ---------    ---------
     Total...............................     $ 74,076         $  45,674     $  16,183    $   7,159    $   5,060
                                              ========         =========     =========    =========    =========

                                                    TOTAL                                               MORE
                                                   AMOUNTS     LESS THAN                                THAN
                                                  COMMITTED      1 YEAR      1-3 YEARS    4-5 YEARS    5 YEARS
                                                  ---------    -----------   ---------    ---------    -------
                                                                          (IN THOUSANDS)
Construction loans in process (1)..........    $  2,008        $    800      $     --     $     --     $  1,208
Other commitments to extend credit(2)......       5,655           5,655            --           --           --
Unfunded lines of credit...................         877             437           396           44           --
                                               --------        --------      --------     --------     --------
    Total..................................    $  8,540        $  6,892      $    396     $     44     $  1,208
                                               ========        ========      ========     ========     ========

-----------
(1)  Includes  construction  loans which will  convert to permanent  loans.
(2)  Represents amounts committed to customers.

OFF-BALANCE SHEET ARRANGEMENTS

We are parties to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments primarily include loan commitments and lines of credit, including commercial lines. We use these financial instruments to meet the financing needs of our customers. Outstanding loan commitments and lines of credit at June 30, 2006 were $5.7 million and $877,000, respectively. These financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risk and management does not anticipate any accounting losses, which would have a material effect on us.

CAPITAL

Consistent with our goals to operate a sound and profitable financial organization, Osage Federal Financial, Inc. actively seeks to maintain Osage Federal Bank as a "well capitalized" institution in accordance with regulatory standards. Total equity of Osage Federal Financial, Inc. was $13.1 million at June 30, 2006, or 11.70% of total assets on that date. As of June 30, 2006, Osage Federal Bank exceeded all capital requirements of the Office of Thrift Supervision. Osage Federal Bank's regulatory capital ratios at June 30, 2006 were as follows: core capital - 10.74%; Tier I risk-based capital - 20.40%; and total risk-based capital - 21.07%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

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

The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 155 (FAS 155), Accounting for Certain Hybrid Financial Instruments: an amendment of FASB Statements No. 133 and 140. FAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this statement will not have a material effect on our consolidated financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 ("SFAS No.156"), Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement 140 for subsequent measurement. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. Statement No. 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements for any period of that fiscal year. The adoption of this statement is not presently expected to have a material effect on our consolidated financial statements.

In March 2006 and updated in September 2006, The Emerging Issues Task Force released Draft Abstract No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This abstract deals with whether the post-retirement benefit associated with an endorsement split-dollar arrangement is effectively settled in accordance with either Statement 106 or Opinion 12 upon entering into such arrangement. The EITF reached a consensus that employers actually incur a liability for the death benefit associated with these types of policies, even though the insurance company undertakes the legal obligation to provide a benefit to individuals insured under these arrangements. The Company has not determined what financial statement impact No. 06-4 will have on the Company.

BKD_____________________________________________________________________________
   llp



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




Audit Committee, Board of Directors and Stockholders
Osage Federal Financial, Inc.
Pawhuska, Oklahoma


We have audited the accompanying consolidated balance sheets of Osage Federal Financial, Inc. as of June 30, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Osage Federal Financial, Inc. as of June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.



                                                 /s/ BKD, LLP





August 11, 2006
Joplin, Missouri

                          OSAGE FEDERAL FINANCIAL, INC.
                           CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2006 AND 2005

ASSETS
                                                                                        2006               2005
                                                                                   -------------      -------------
    Cash and due from banks                                                       $    1,374,110     $      600,208
    Interest bearing deposits with banks                                                  58,906          1,623,837
    Federal funds sold                                                                 1,022,000                 --
                                                                                   -------------      -------------

        Cash and cash equivalents                                                      2,455,016          2,224,045

    Available-for-sale securities                                                     17,835,601         14,812,020
    Held-to-maturity securities                                                        8,220,499         11,378,513
    Loans, net                                                                        77,927,235         65,356,288
    Loans held for sale                                                                  155,500                 --
    Premises and equipment                                                             1,155,390          1,234,408
    Foreclosed assets held for sale                                                       49,993             31,592
    Interest receivable                                                                  430,610            354,516
    Federal Home Loan Bank stock, at cost                                              1,711,000          1,082,500
    Deferred income taxes                                                                 47,792                 --
    Bank owned life insurance                                                          2,086,877          2,011,772
    Other                                                                                161,892            207,540
                                                                                   -------------      -------------

               Total assets                                                       $  112,237,405     $   98,693,194
                                                                                   =============      =============

LIABILITIES AND STOCKHOLDERS' EQUITY

    LIABILITIES
        Deposits                                                                  $   64,309,734     $   62,083,797
        Federal Home Loan Bank advances                                               33,350,000         21,650,000
        Advances from borrowers held in escrow                                           785,813            754,927
        Accrued interest and other liabilities                                           500,279            459,420
        Deferred income taxes                                                                 --             91,795
                                                                                   -------------       ------------

               Total liabilities                                                      98,945,826         85,039,939
                                                                                   -------------      -------------

    COMMITMENTS AND CONTINGENCIES                                                             --                 --
                                                                                   -------------       ------------

    EQUITY RECEIVED FROM CONTRIBUTIONS TO THE ESOP (13,417 SHARES AT JUNE
       30, 2006 AND 6,077 SHARES AT JUNE 30, 2005)                                       163,470             69,397
                                                                                   -------------      -------------

    STOCKHOLDERS' EQUITY
        Preferred stock, $.10 par value (5,000,000 shares authorized;
          none outstanding)                                                                   --                 --
        Common stock, $.10 par value (20,000,000 shares authorized;
          2,287,017 and 2,281,313 shares issued and outstanding, at June
          30, 2006 and 2005, respectively, net of 54,751 allocated and
          unallocated ESOP shares for both periods)                                      223,226            222,656
        Additional paid-in capital                                                     5,290,160          5,275,189
        Retained earnings                                                              7,872,151          8,229,727
        Accumulated other comprehensive loss                                            (257,428)          (143,714)
                                                                                   -------------      -------------

               Total stockholders' equity                                             13,128,109         13,583,858
                                                                                   -------------      -------------

               Total liabilities and stockholders' equity                         $  112,237,405     $   98,693,194
                                                                                   =============      =============

See Notes to Consolidated Financial Statements                               F-2

                         OSAGE FEDERAL FINANCIAL, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

                                                                         2006              2005             2004
                                                                     ------------     ------------      ------------
    INTEREST INCOME
        Loans                                                       $   4,589,822    $   3,911,604     $   3,407,765
        Available-for-sale securities                                     720,171          332,936           238,983
        Held-to-maturity securities                                       403,053          526,430           452,376
        Deposits with other financial institutions                         32,033           12,433            37,433
        Other                                                              76,492           32,877            23,546
                                                                     ------------     ------------      ------------
           Total interest income                                        5,821,571        4,816,280         4,160,103
                                                                     ------------     ------------      ------------
    INTEREST EXPENSE
        Deposits                                                        1,522,070        1,363,805         1,367,965
        Advances from Federal Home Loan Bank                            1,292,018          664,386           561,791
                                                                     ------------     ------------      ------------
           Total interest expense                                       2,814,088        2,028,191         1,929,756
                                                                     ------------     ------------      ------------

    NET INTEREST INCOME                                                 3,007,483        2,788,089         2,230,347
    Provision for loan losses                                              27,000               --                --
                                                                     ------------     ------------      ------------

    Net interest income after provision for loan losses                 2,980,483        2,788,089         2,230,347
                                                                     ------------     ------------      ------------

    NONINTEREST INCOME
        Service charges on deposit accounts                               397,443          367,436           375,602
        Other service charges and fees                                     64,797           60,953            68,270
        Gain on sale of mortgage loans                                     38,878           67,192           145,026
        Net loan servicing fees                                            31,422           32,810            24,282
        Other income                                                      126,184          118,621            63,308
                                                                     ------------     ------------      ------------
           Total noninterest income                                       658,724          647,012           676,488
                                                                     ------------     ------------      ------------

    NONINTEREST EXPENSE
        Salaries and employee benefits                                  1,630,019        1,479,600         1,288,236
        Net occupancy expense                                             266,218          273,516           297,645
        Deposit insurance premium                                           8,455            9,422             9,056
        Other operating expenses                                          763,403          760,125           737,942
                                                                     ------------     ------------      ------------
           Total noninterest expense                                    2,668,095        2,522,663         2,332,879
                                                                     ------------     ------------      ------------

    INCOME BEFORE INCOME TAXES                                            971,112          912,438           573,956

    PROVISION FOR INCOME TAXES                                            344,655          307,884           205,229
                                                                     ------------     ------------      ------------

    NET INCOME                                                      $     626,457    $     604,554     $     368,727
                                                                     ============     ============      ============

    BASIC EARNINGS PER SHARE                                        $         .28    $         .27     $         .17
                                                                     ============     ============      ============

    DILUTED EARNINGS PER SHARE                                      $         .28    $         .27     $         .17
                                                                     ============     ============      ============

    CASH DIVIDENDS PAID PER PUBLIC SHARE                            $        1.51    $         .275    $          --
                                                                     ============     =============     ============

See Notes to Consolidated Financial Statements                               F-3

                         OSAGE FEDERAL FINANCIAL, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

                                                                                               COMMON STOCK
                                                                                           SHARES         AMOUNT
                                                                                       --------------- --------------
    BALANCE, JULY 1, 2003                                                                          --    $       --

        Net income                                                                                 --            --

        Change in unrealized depreciation on available-for-sale securities, net
          of taxes of $48,804                                                                      --            --
               Total comprehensive income

        Retained earnings transferred to mutual holding company                                    --            --

        Net proceeds from sale of common stock                                              2,226,562       222,656
                                                                                          -----------     ---------

    BALANCE, JUNE 30, 2004                                                                  2,226,562       222,656

        Net income                                                                                 --            --

        Change in unrealized depreciation on available-for-sale securities, net
          of taxes of $40,069                                                                      --            --
               Total comprehensive income

        Allocation of ESOP shares                                                               6,077            --

        Dividends paid                                                                             --            --

        Purchase of shares for Restricted Stock Plan, net of amortization
          (30,100 shares)                                                                          --            --
                                                                                          -----------     ---------

    BALANCE, JUNE 30, 2005                                                                  2,232,639       222,656

        Net income                                                                                 --            --

        Change in unrealized depreciation on available-for-sale securities, net
          of taxes of $69,696                                                                      --            --
               Total comprehensive income

        Dividends paid                                                                             --            --

        Proceeds from the exercise of stock options                                             5,704           570

        Allocation of ESOP shares                                                               7,340            --

        Tax benefits from employees' stock option and Restricted Stock Plans                       --            --

        Purchase of shares for Restricted Stock Plan, net of amortization
          (15,526 shares)                                                                          --            --
                                                                                          -----------     ---------

    BALANCE, JUNE 30, 2006                                                                  2,245,683    $  223,226
                                                                                          ===========     =========

See Notes to Consolidated Financial Statements


  ADDITIONAL PAID-IN            RETAINED           ACCUMULATED OTHER
        CAPITAL                 EARNINGS          COMPREHENSIVE LOSS             TOTAL
------------------------ ---------------------- ------------------------ ----------------------
  $              --         $      7,541,946         $       (1,285)         $       7,540,661
                                                                              ----------------

                 --                  368,727                     --                    368,727

                 --                       --                (77,062)                   (77,062)
                                                                              ----------------
                                                                                       291,665
                                                                              ----------------

                 --                 (100,000)                    --                   (100,000)
                                                                              ----------------

          5,646,912                       --                     --                  5,869,568
   ----------------         ----------------          -------------           ----------------

          5,646,912                7,810,673                (78,347)                13,601,894
                                                                              ----------------

                 --                  604,554                     --                    604,554


                 --                       --                (65,367)                   (65,367)
                                                                              ----------------
                                                                                       539,187
                                                                              ----------------

                 --                       --                     --                         --

                 --                 (185,500)                    --                   (185,500)
                                                                              ----------------


           (371,723)                      --                     --                   (371,723)
    ---------------         ----------------           ------------           ----------------

          5,275,189                8,229,727               (143,714)                13,583,858
                                                                              ----------------

                 --                  626,457                     --                    626,457


                 --                       --               (113,714)                  (113,714)
                                                                              ----------------
                                                                                       512,743
                                                                              ----------------

                 --                 (984,033)                    --                   (984,033)
                                                                              ----------------

            128,593                       --                     --                    129,163
                                                                              ----------------

                 --                       --                     --                         --

             10,368                       --                     --                     10,368
                                                                              ----------------


           (123,990)                      --                     --                   (123,990)
   ----------------         ----------------           ------------           ----------------

  $       5,290,160        $       7,872,151          $    (257,428)         $      13,128,109
   ================         ================           ============           ================

                          OSAGE FEDERAL FINANCIAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

                                                                   2006               2005               2004
                                                              -------------       -------------      -------------
    OPERATING ACTIVITIES
        Net income                                          $       626,457     $       604,554    $       368,727
        Items not requiring (providing) cash
           Depreciation                                             100,296             121,261            131,062
           Provision for loan losses                                 27,000                  --                 --
           Amortization of securities and originated
              mortgage servicing rights                             115,234             106,747            134,273
           Restricted stock plan and option expense                 137,351              57,963                 --
           Deferred income taxes                                    (69,890)             13,360            (36,808)
           Gain on sale of mortgage loans                           (38,878)            (67,192)          (145,026)
           (Gain) loss on sale of foreclosed assets
              held for sale                                         (19,357)              1,589             (7,511)
           Dividends on available-for-sale mutual
              funds                                                (485,005)           (326,490)          (238,983)
           Stock dividends on Federal Home Loan Bank
              stock                                                 (76,100)            (32,500)           (17,500)
           (Gain) loss on disposal of premises and
              equipment                                                  --                  24             (4,200)
           Increase in cash surrender value of bank
              owned life insurance                                  (75,105)            (77,727)           (34,045)
        Originations of loans held for delivery
          against commitments                                    (4,926,870)         (5,998,317)        (8,731,042)
        Proceeds from nonrecourse sale of loans held
          for delivery against commitments                        4,790,250           6,037,154         10,141,276
        Allocation of Employee Stock Ownership Plan
          shares                                                     94,073              69,397                 --
        Changes in
           Interest receivable                                      (76,094)            (34,808)           (27,518)
           Other assets                                              (9,994)             16,166            (15,570)
           Accrued interest and other liabilities                    63,018             314,836              3,554
                                                              -------------       -------------      -------------

               Net cash provided by operating
                  activities                                        176,386             806,017          1,520,689
                                                              -------------       -------------      -------------

    INVESTING ACTIVITIES
        Net change in loans                                     (12,713,778)         (9,935,859)        (9,199,294)
        Purchase of held-to-maturity securities                          --            (610,645)       (13,954,695)
        Purchases of premises and equipment                         (21,278)            (36,836)           (63,625)
        Purchase of bank owned life insurance                            --                  --         (1,900,000)
        Proceeds from sales of premises and equipment                    --                  --              4,200
        Purchase of Federal Home Loan Bank stock                   (552,400)           (365,000)                --
        Proceeds from sale of foreclosed assets                     116,787              42,141            171,315
        Purchases of available-for-sale securities               (5,937,220)         (3,135,039)        (2,000,000)
        Proceeds from maturities and paydowns of
          held-to-maturity securities                             3,154,741           4,914,660          6,804,173
        Proceeds from maturities and paydowns of
          available-for-sale securities                           3,178,912              33,776                 --
                                                              -------------       -------------      -------------

               Net cash used in investing activities            (12,774,236)         (9,092,802)       (20,137,926)
                                                              -------------       -------------      -------------

See Notes to Consolidated Financial Statements

                                                                   2006               2005               2004
                                                              --------------       --------------      -------------
    FINANCING ACTIVITIES
        Net increase (decrease) in demand, money
          market, NOW and savings deposits                  $    (2,320,300)    $      (628,487)   $     5,119,558
        Net increase (decrease) in certificates of
          deposit                                                 4,546,237           1,045,650         (2,286,359)
        Net increase in Federal Home Loan Bank
          short-term borrowings                                  12,200,000           7,050,000          1,600,000
        Proceeds from Federal Home Loan Bank advances             3,000,000           5,000,000          2,000,000
        Repayments of Federal Home Loan Bank advances            (3,500,000)         (3,000,000)        (2,000,000)
        Net increase (decrease) in advances from
          borrowers held in escrow                                   30,886              65,862           (106,539)
        Net proceeds from sale of common stock                           --                  --          5,869,568
        Payment of dividends (net of restricted stock
          dividends)                                               (984,033)           (185,500)                --
        Shares purchase and withheld for restricted
          stock plans                                              (223,356)           (429,686)                --
        Proceeds from exercise of stock options                      79,387                  --                 --
        Capitalization of mutual holding company                         --                  --           (100,000)
                                                              -------------       -------------      -------------

               Net cash provided by financing
                  activities                                     12,828,821           8,917,839         10,096,228
                                                              -------------       -------------      -------------

    INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                230,971             631,054         (8,521,009)

    CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                  2,224,045           1,592,991         10,114,000
                                                              -------------       -------------      -------------

    CASH AND CASH EQUIVALENTS, END OF YEAR                  $     2,455,016     $     2,224,045    $     1,592,991
                                                              =============       =============      =============

    SUPPLEMENTAL CASH FLOWS INFORMATION

        Real estate and other assets acquired in
          settlement of loans                               $       125,831     $        82,952    $        45,866

        Interest paid                                       $     2,817,880     $     2,031,539    $     1,922,317

        Income taxes paid                                   $       398,764     $       151,780    $       304,169

        Mutual fund dividends reinvested                    $       485,005     $       326,490    $       238,983

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004


NOTE 1:  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    NATURE OF OPERATIONS

        In March 2004, Osage Federal Savings & Loan Association (the Association) reorganized from a federally chartered mutual savings and loan association into a two-tiered mutual holding company structure. The Association became a wholly owned subsidiary of Osage Federal Financial, Inc. (the Company), which is controlled by Osage Federal MHC (the MHC). Concurrent with the reorganization, the Company sold common stock equal to 30% of its pro forma market value to the public. Seventy percent of the Company's stock was kept by the MHC. In connection with the reorganization, the Association changed its name to Osage Federal Bank (the Bank).

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

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004


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

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

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

                  Buildings and improvements                  5-40 years
                  Furniture, fixtures, and equipment          3-10 years
                  Automobiles                                 5 years


    FEDERAL HOME LOAN BANK STOCK

        Federal Home Loan Bank stock is a required investment for members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula. At June 30, 2006, the Bank held 17,110 shares with a cost of $1,711,000 and at June 30, 2005, the Bank held 10,825 shares of stock with a cost of $1,082,500.


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

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004


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


    RESTRICTION ON CASH AND DUE FROM BANKS

        The Bank is required to maintain reserve funds in cash by the Federal Reserve Bank. The reserves required at June 30, 2006 and 2005 were $106,000 and $183,000, respectively.


    RECLASSIFICATIONS

        Certain   reclassifications   have  been  made  to  the  2005  financial
        statements to conform to the 2006 financial statement presentation. These reclassifications had no effect on net earnings.



NOTE 2:  SECURITIES

        The amortized cost and approximate fair values of securities are as follows:

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

AVAILABLE-FOR-SALE SECURITIES                                                JUNE 30, 2006
                                                                       GROSS           GROSS
                                                      AMORTIZED      UNREALIZED      UNREALIZED      APPROXIMATE
                                                        COST           GAINS           LOSSES        FAIR VALUE
                                                    -------------- --------------- --------------- ----------------
    Mutual fund consisting primarily of mortgage    $  12,427,908  $         --    $   (341,549)   $    12,086,359
       securities
    Mortgage-backed securities and collateralized
       mortgage securities                              5,822,898         2,889         (76,545)         5,749,242
                                                     ------------   -----------     -----------     --------------

                                                    $  18,250,806  $      2,889    $   (418,094)   $    17,835,601
                                                     ============   ===========     ===========     ==============


                                                                             JUNE 30, 2005
                                                                       GROSS           GROSS
                                                      AMORTIZED      UNREALIZED      UNREALIZED      APPROXIMATE
                                                        COST           GAINS           LOSSES         FAIR VALUE
                                                    -------------- --------------- --------------- ---------------
    Mutual fund consisting primarily of mortgage    $  11,942,903  $         --    $   (219,655)   $    11,723,248
       securities
    Mortgage-backed securities and collateralized
       mortgage securities                              3,100,910         1,363         (13,501)         3,088,772
                                                     ------------   -----------     -----------     --------------

                                                    $  15,043,813  $      1,363    $   (233,156)   $    14,812,020
                                                     ============   ===========     ===========     ==============

HELD-TO-MATURITY SECURITIES                                                  JUNE 30, 2006
                                                                       GROSS           GROSS
                                                      AMORTIZED      UNREALIZED      UNREALIZED      APPROXIMATE
                                                        COST           GAINS           LOSSES         FAIR VALUE
                                                    -------------- --------------- --------------- ---------------
    Mortgage-backed securities and collateralized
       mortgage obligations                         $   8,220,499  $      1,727    $     (469,048) $     7,753,178
                                                     ============   ===========     =============   ==============

                                                                             JUNE 30, 2005
                                                                       GROSS           GROSS
                                                      AMORTIZED      UNREALIZED      UNREALIZED      APPROXIMATE
                                                        COST           GAINS           LOSSES         FAIR VALUE
                                                    -------------- --------------- --------------- ---------------
    Mortgage-backed securities and collateralized
       mortgage obligations                         $  11,378,513  $      7,282    $     (170,278) $    11,215,517
                                                     ============   ===========     =============   ==============


        The mortgage-backed securities and collateralized mortgage obligations are not due on a single maturity date. All of these securities are backed by either Freddie Mac, Fannie Mae or Ginnie Mae, or are private placement securities rated at least AA.

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

          The amortized cost of securities and overnight funds pledged as collateral to secure public deposits and for other purposes amounted to approximately $8,253,000 and $8,074,000 at June 30, 2006 and 2005,
          respectively. The approximate fair value of pledged securities and overnight funds amounted to approximately $7,836,000 and $7,946,000 at June 30, 2006 and 2005, respectively.

          Included in held-to-maturity securities at June 30, 2006 and 2005, are certain collateralized mortgage obligations with an amortized cost of $3,962,300 and $5,680,100, respectively, and a fair value of $3,693,200 and $5,593,072, respectively, whose fair values may be more volatile as yields earned are affected by the speed at which mortgages in an underlying trust are paid prior to their scheduled maturities.

          The Bank had no sales of available-for-sale or held-to-maturity securities during the years ended June 30, 2006 and 2005.

          Fair values of certain investments in mortgage-backed and mutual fund securities are reported above at an amount less than their historical cost. Total fair value of these investments at June 30, 2006 and 2005 was $24,909,652 and $24,735,982, which is approximately 95.6% and
          95.0%, respectively of the Bank's available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from recent increases in market interest rates.

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

          The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2006 and 2005.

                                                                 JUNE 30, 2006
                                LESS THAN 12 MONTHS           12 MONTHS OR MORE                   TOTAL
     DESCRIPTION                            UNREALIZED                    UNREALIZED                   UNREALIZED
    OF SECURITIES             FAIR VALUE      LOSSES       FAIR VALUE       LOSSES      FAIR VALUE       LOSSES
--------------------------------------------------------------------------------------------------------------------
    Mortgage-backed
       securities             $  3,795,306  $   53,546    $   9,027,987   $   492,047   $  12,823,293  $  545,593
    Mutual fund
       consisting
       primarily of
       mortgage
       securities                       --          --       12,086,359       341,549      12,086,359     341,549
                               -----------   ---------     ------------    ----------    ------------   ---------

        Total
          temporarily
          impaired
          securities          $  3,795,306  $   53,546    $  21,114,346   $   833,596   $  24,909,652  $  887,142
                               ===========   =========     ============    ==========    ============   =========

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

                                                                JUNE 30, 2005
                                LESS THAN 12 MONTHS           12 MONTHS OR MORE                  TOTAL
     DESCRIPTION                            UNREALIZED                   UNREALIZED                    UNREALIZED
    OF SECURITIES            FAIR VALUE       LOSSES      FAIR VALUE       LOSSES       FAIR VALUE       LOSSES
--------------------------------------------------------------------------------------------------------------------
    Mortgage-backed
       securities            $  2,725,064   $    14,340   $  10,287,670  $   169,439   $  13,012,734   $   183,779
    Mutual fund
       consisting
       primarily of
       mortgage
       securities                      --            --      11,723,248      219,655      11,723,248       219,655
                              -----------    ----------    ------------   ----------    ------------    ----------

        Total
          temporarily
          impaired
          securities         $  2,725,064   $    14,340   $  22,010,918  $   389,094   $  24,735,982   $   403,434
                              ===========    ==========    ============   ==========    ============    ==========


NOTE 3:  LOANS AND ALLOWANCE FOR LOAN LOSSES

        Categories of loans include:

                                                                                      2006               2005
                                                                                  ---------------    ---------------
           First mortgage loans (principally conventional)
               Principal balances
                  Secured by one-to four-family residences                      $      54,742,425  $      48,348,341
                  Secured by other properties                                           7,195,324          7,119,610
                  Construction loans                                                    4,675,090          1,748,600
                                                                                  ---------------    ---------------
                                                                                       66,612,839         57,216,551
                                                                                  ---------------    ---------------

               Less
                  Undisbursed portion of construction loans                             2,008,215          1,306,008
                  Net deferred loan origination fees                                       46,053             41,402
                                                                                  ---------------    ---------------
                                                                                        2,054,268          1,347,410
                                                                                  ---------------    ---------------
                    Total first mortgage loans                                         64,558,571         55,869,141
                                                                                  ---------------    ---------------

           Consumer and other loans
               Principal balances
                  Automobile                                                            5,357,171          4,449,850
                  Savings                                                                 732,160            565,290
                  Second mortgage                                                       4,097,542          3,200,191
                  Manufactured home                                                       287,738            303,685
                  Commercial                                                            1,755,437            379,101
                  Other                                                                 1,538,317            982,505
                                                                                  ---------------    ---------------
                    Total consumer and other loans                                     13,768,365          9,880,622
                                                                                  ---------------    ---------------

           Total loans                                                                 78,326,936         65,749,763
           Less allowance for loan losses                                                 399,701            393,475
                                                                                  ---------------    ---------------

                                                                                $      77,927,235  $      65,356,288
                                                                                  ===============    ===============

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

          Activity in the allowance for loan losses was as follows:

                                                                     2006             2005              2004
                                                                -------------------------------------------------
           Balance, beginning of year                           $      393,475    $      408,726   $      409,423
           Provision charged to expense                                 27,000                --               --
           Losses of $21,074, $15,752 and $5,860 charged
              off, net of recoveries of $300 for 2006,
              $501 for 2005 and $5,163 for 2004,
              respectively                                             (20,774)          (15,251)            (697)
                                                                 -------------     -------------    -------------

           Balance, end of year                                 $      399,701    $      393,475   $      408,726
                                                                 =============     =============    =============

          Impaired loans totaled approximately $124,100 and $193,000 at June 30, 2006 and 2005, respectively. An allowance for loan losses of $2,000 and $62,000 relates to impaired loans at June 30, 2006 and 2005, respectively.

          Interest of approximately $6,000, $12,000 and $5,000 was recognized in the years ended June 30, 2006, 2005 and 2004, respectively, on average impaired loans of approximately $159,000, $143,000 and $135,000 for 2006, 2005 and 2004, respectively. Interest of approximately $5,100, $9,000 and $15,000 was recognized in the years ended June 30, 2006, 2005 and 2004, respectively, on impaired loans on a cash basis during 2006, 2005 and 2004.

          Non-accrual loans at June 30, 2006 and 2005 were $11,217 and $86,568, respectively. There were no loans past due greater than 90 days and still accruing interest at June 30, 2006 or 2005.

NOTE 4:   LOAN SERVICING

          Mortgage   loans   serviced   for  others  are  not  included  in  the
          accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others totaled $41,615,338 and $42,181,783, at June 30, 2006 and 2005, respectively.

          Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in advances from borrowers held in escrow, were approximately $433,000 and $443,000 at June 30, 2006 and 2005, respectively.

          Mortgage servicing rights are included in assets on the consolidated balance sheets in the caption titled "Other." Activity in mortgage servicing rights as follows:

                                                                        2006              2005             2004
                                                                   ---------------- ----------------- ----------------
          Balance, beginning of year                               $      144,553   $      193,312    $      274,628
          Servicing rights capitalized                                     19,998           28,355            15,392
          Amortization of servicing rights                                (75,640)         (77,114)          (96,708)
          Valuation allowance                                                  --               --                --
                                                                     ------------     ------------      ------------

          Balance,  end of year                                    $       88,911     $    144,553    $      193,312
                                                                     ============     ============      ============


                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

          There has been no impairment recognized on mortgage servicing rights. This asset is valued quarterly based on current terms of the underlying sold loans. Amortization of the asset, which is stratified into various original lives of the loans, has been accelerated based on estimated current lives of the underlying loans. This is due to the high level of refinancing that occurred in prior years.


NOTE 5:  PREMISES AND EQUIPMENT

        Major classifications of premises and equipment, stated at cost, are as follows:

                                                                                         2006             2005
                                                                                     ------------      ------------
           Land                                                                    $      126,594    $      126,594
           Buildings and improvements                                                   1,723,565         1,718,075
           Furniture, fixtures and equipment                                              656,571           640,783
           Automobiles                                                                     52,811            52,811
                                                                                     ------------      ------------
                                                                                        2,559,541         2,538,263
           Less accumulated depreciation                                                1,404,151         1,303,855
                                                                                     ------------      ------------

           Net premises and equipment                                              $    1,155,390    $    1,234,408
                                                                                     ============      ============


NOTE 6:  INCOME TAXES

        The provision for income taxes consists of:

                                                                       2006              2005             2004
                                                                    ------------     ------------      ------------

           Taxes currently payable                                $      414,545   $      294,524    $      242,037
           Deferred income taxes                                         (69,890)          13,360           (36,808)
                                                                    ------------     ------------      ------------

               Income tax expense                                 $      344,655   $      307,884    $      205,229
                                                                    ============     ============      ============

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

        A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

                                                                       2006              2005             2004
                                                                    ------------     ------------      ------------

           Computed at the statutory rate (34%)                   $      330,178   $      310,229    $      195,145
           Increase (decrease) resulting from
               Nontaxable interest income, net of
                 nondeductible interest expense                           (3,635)          (1,587)           (1,655)
               Nontaxable increase in cash value of
                 bank-owned life insurance                               (25,536)         (26,427)          (11,575)
               Nondeductible meals and entertainment costs                 3,170            3,228             3,508
               State income taxes - net of federal tax
                 benefit                                                  33,962           31,844            20,185
               Nondeductible stock option expense                         12,915            7,534                --
               Other                                                      (6,399)         (16,937)             (379)
                                                                    ------------     ------------      ------------

           Actual tax expense                                     $      344,655   $      307,884    $      205,229
                                                                    ============     ============      ============

           Effective tax rate                                               35.5%            33.7%             35.8%
                                                                    ============     ============      ============


        The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are:

                                                                                         2006             2005
                                                                                     ------------      ------------
           Deferred tax assets
               Allowance for loan losses                                           $      151,126    $      134,726
               Benefit plan accruals                                                      109,456            65,121
               Nonaccrual loan interest                                                       149             1,830
               Unrealized depreciation on available-for-sale securities                   157,778            88,082
                                                                                     ------------      ------------
                                                                                          418,509           289,759
                                                                                     ------------      ------------

           Deferred tax liabilities
               Originated mortgage servicing rights                                       (34,115)          (54,821)
               Federal Home Loan Bank stock dividends                                    (186,998)         (158,080)
               Accumulated depreciation                                                   (85,279)          (91,596)
               Benefit plan deductions                                                    (62,632)          (60,007)
               Other                                                                       (1,693)          (17,050)
                                                                                     ------------      ------------
                                                                                         (370,717)         (381,554)
                                                                                     ------------      ------------

                  Net deferred tax asset (liability)                               $       47,792    $      (91,795)
                                                                                     ============      ============

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004


        Retained earnings at June 30, 2006 and 2005, include approximately $615,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the preceding amount was approximately $246,000 at June 30, 2006 and 2005.

NOTE 7:  DEPOSITS

        Deposits are summarized as follows:

                                                              WEIGHTED
                                                              AVERAGE
                                                            INTEREST RATE          2006                2005
                                                         --------------------------------------------------------

           Demand and NOW accounts, including
              noninterest bearing deposits of
              $4,806,285 at June 30, 2006 and
              $3,432,896 at June 30, 2005                    1.29% - 1.03%    $     13,417,237   $     13,389,537
           Money market                                      1.41% - 1.43%           6,115,958          8,101,937
           Passbook savings                                   .76% -  .78%           4,050,637          4,412,659
                                                                               ---------------    ---------------
                                                                                    23,583,832         25,904,133
                                                                               ---------------    ---------------
           Certificates of deposit
           1% to 1.99%                                                               3,491,258          9,328,191
           2% to 2.99%                                                               5,384,893          6,998,013
           3% to 3.99%                                                               7,962,430          7,524,440
           4% to 4.99%                                                              20,042,975          9,444,450
           5% to 5.99%                                                               3,844,346          2,078,705
           6% to 6.99%                                                                      --            715,865
           7% to 7.99%                                                                      --             90,000
                                                                               ---------------    ---------------
                                                                                    40,725,902         36,179,664
                                                                               ---------------    ---------------
                                                                              $     64,309,734   $     62,083,797
                                                                               ===============    ===============


        The aggregate amount of certificates of deposit with a denomination in excess of $100,000 was $14,938,197 and $11,713,491 at June 30, 2006 and
        2005, respectively. Certificates of deposit in excess of $100,000 and retirement accounts in excess of $250,000 are not federally insured.

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

        At June 30, 2006, scheduled maturities of certificates of deposit are as follows:

                        2007            2008            2009            2010           2011             2012
                      -----------     -----------     -----------     ----------      ----------     ------------
    1% to 1.99%      $  3,433,255    $     58,003    $         --    $        --     $        --    $          --
    2% to 2.99%         4,727,984         590,536          66,373             --              --               --
    3% to 3.99%         3,285,976       1,392,658       2,109,766        727,428         446,602               --
    4% to 4.99%        10,192,449       5,821,215       1,101,704      2,167,965         699,610           60,032
    5% to 5.99%         1,683,966         833,084         210,000        773,711         343,585               --
                      -----------     -----------     -----------     ----------      ----------     ------------

                     $ 23,323,630    $  8,695,496    $  3,487,843    $ 3,669,104     $ 1,489,797    $      60,032
                      ===========     ===========     ===========     ==========      ==========     ============

        Interest expense on deposits is summarized as follows:

                                                                       2006              2005             2004
                                                                    ------------     ------------      ------------
           Money market                                           $       98,445   $      147,644    $      154,948
           Passbook savings                                               31,531           32,876            48,338
           NOW                                                            91,593           78,654            39,357
           Certificates of deposit                                     1,300,501        1,104,631         1,125,322
                                                                    ------------     ------------      ------------

                                                                  $    1,522,070   $    1,363,805    $    1,367,965
                                                                    ============     ============      ============

NOTE 8:  FEDERAL HOME LOAN BANK ADVANCES

        Advances from the Federal Home Loan Bank consist of the following:

                                                                2006                               2005
                                                                        WEIGHTED                           WEIGHTED
                                                                        AVERAGE                            AVERAGE
                     DUE IN                            AMOUNT        INTEREST RATE        AMOUNT        INTEREST RATE
----------------------------------------------------------------------------------------------------------------------
      2006                                        $             --        0.00%      $     12,150,000        4.31%
      2007                                              22,350,000        5.39%             1,500,000        4.54%
      2008                                               2,000,000        3.75%             2,000,000        3.75%
      2009                                               2,000,000        4.31%             2,000,000        4.31%
      2010                                               1,000,000        4.22%             1,000,000        4.22%
      2011                                               1,000,000        4.24%             1,000,000        4.24%
      2012 and later                                     5,000,000        4.61%             2,000,000        4.33%
                                                    --------------                     --------------

                                                  $     33,350,000        5.04%      $     21,650,000        4.27%
                                                    ==============                     ==============


        The Federal Home Loan Bank requires the Bank to maintain Federal Home Loan Bank stock, investment securities and first mortgage loans free of pledges, liens and encumbrances in an amount equal to at least 117% of outstanding advances as collateral for such borrowings.

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

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

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted tangible assets (as defined). Management believes, as of June 30, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

        As of June 30, 2006, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

        The Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

                                                                                                   TO BE WELL
                                                                                                CAPITALIZED UNDER
                                                                       FOR CAPITAL ADEQUACY     PROMPT CORRECTIVE
                                                        ACTUAL               PURPOSES           ACTION PROVISIONS
                                                   AMOUNT     RATIO      AMOUNT      RATIO      AMOUNT      RATIO
                                                 ----------- --------- ------------ --------- ------------ ---------
                                                                           (IN THOUSANDS)
        As of June 30, 2006
           Total Risk-Based Capital
             (to Risk-Weighted Assets)           $  12,506     21.07%  $   4,749    =>  8.0%  $   5,936    => 10.0%
           Tier I Capital
             (to Risk-Weighted Assets)           $  12,108     20.40%  $   2,375    =>  4.0%  $   3,563    =>  6.0%
           Tier I Capital
             (to Adjusted Tangible Assets)       $  12,108     10.74%  $   4,509    =>  4.0%  $   5,636    =>  5.0%
           Tangible Capital
             (to Adjusted Tangible Assets)       $  12,108     10.74%  $   1,691    =>  1.5%        N/A      N/A

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

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
           Tangible Capital
             (to Adjusted Tangible Assets)       $  11,310     11.42%  $   1,485    =>  1.5%        N/A      N/A


          Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and depends on a number of factors, including capital requirements, regulatory limitation on payment of dividends, the Bank's results of operations and financial condition, tax considerations, and general economic conditions.

          The Bank filed a notice with the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Company (FDIC) requesting approval to waive payment of cash dividends to the MHC, which is a majority stockholder of the Company. The OTS and FDIC did not object to the dividend waiver request subject to the following conditions:

          (1) For as long as the Company and the Bank are controlled by the MHC, the amount of dividends waived by the MHC must be segregated and considered as a restriction on retained earnings of the Company.

          (2) The amount of the dividend waived by the MHC shall be available for declaration as a dividend solely to the MHC.

          (3) The amount of the dividend waived by the MHC must be considered as having been paid by the Company in evaluating any proposed dividend.

          In addition, the OTS may rescind its non-objection to the waiver of dividends for subsequent periods if, based on subsequent developments, the proposed waivers are determined to be detrimental to the safe and sound operation of the Bank.

          If management determines that it is probable that the waived dividends will be paid, it will be necessary to record a liability in accordance with Statement of Financial Accounting Standards No. 5. In management's opinion, it is not probable that the waived dividends will be paid; therefore, a liability has not been recorded in the financial statements of the Company.

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

          The cumulative amount of dividends waived by the MHC considered as a restriction on retained earnings of the Company was $2,850,500 and $439,200 as of June 30, 2006 and 2005, respectively.

          A reconciliation of the Bank's equity under generally accepted accounting principles to regulatory capital shown above is as follows:

                                                                                      2006              2005
                                                                                  -------------------------------
                                                                                          (IN THOUSANDS)
           GAAP equity                                                            $       11,859   $       11,180
           Plus (Less):
               Net unrealized losses on equity securities                                    258              144
               Disallowed servicing assets                                                    (9)             (14)
                                                                                   -------------    -------------
               Tangible capital                                                           12,108           11,310
           Plus:
               General allowance for losses                                                  398              354
                                                                                   -------------    -------------

               Total Risk-Based Capital                                           $       12,506   $       11,664
                                                                                   =============    =============


NOTE 10:  PENSION PLAN

          The Company has a defined contribution pension plan covering all employees who have at least one year of service, have reached the age of 21 and work greater than 1,000 hours during the Plan year. Employees may contribute up to 15%, subject to Internal Revenue Service limitations, excluding catch-up adjustments allowed by the Internal Revenue Service, of their compensation with the Company matching 100% of the employee's contribution on the first 3%, and 50% on the next 2%, of the employee's compensation, for a total of 4%. Employer contributions charged to expense for the years ended June 30, 2006, 2005 and 2004 were approximately $32,000, $30,000 and $54,000, respectively.


NOTE 11:  EMPLOYEE STOCK PLANS

    EMPLOYEE STOCK OWNERSHIP PLAN

          As part of the conversion in March 2004, the Company established an ESOP covering substantially all employees of the Company. The ESOP acquired 54,751 shares of Company common stock at $10.00 per share in the conversion with funds provided by a loan from the Company at an annual interest rate of 4.0%. Accordingly, $547,510 representing costs of unreleased shares acquired by the ESOP was initially shown as a reduction of stockholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as a reduction in debt. Compensation expense is recorded equal to the fair value of shares committed to be released. ESOP expense for the years ended June 30, 2006, 2005 and 2004 was $81,091, $73,926 and $27,000,
          respectively.

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

        A recap of ESOP shares at June 30, 2006 and 2005, is as follows:

                                                                                          JUNE 30,       JUNE 30,
                                                                                           2006           2005
                                                                                      ------------    -----------
           Allocated shares                                                                 13,417          6,077
           Shares committed to be released                                                      --              --
           Unallocated shares                                                               41,334         48,674
                                                                                      ------------    -----------

               Total ESOP shares                                                            54,751         54,751
                                                                                      ============    ===========

           Fair value of unearned shares                                             $     826,680   $    632,762
                                                                                      ============    ===========


        The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement.  At  June  30,  2006  and  2005,  there  were  139  and  296 outstanding shares, respectively, held by former employees that are subject to an ESOP-related repurchase option.


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

        Stock options are granted with an exercise price equal to the market price of the Company's stock at the date of grant. Both option and RSP awards vest 20% annually based on 5 years of continuous service. The option awards have 10 year contractual terms. Option and share awards provide for accelerated vesting if there is a change in control as defined in the Plan and RSP.

        The fair value of each stock option is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is an estimate by management and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the options is based on the U.S. Treasury rate for a similar term in effect at the time of grant. There were no stock options granted during the years ended June 30, 2006 or June 30, 2004.

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

                                                             JUNE 30, 2005
                                                            ----------------

                  Expected volatility                              25%
                  Weighted average volatility                      25%
                  Expected dividends                                6%
                  Expected term (in years)                          6
                  Risk-free interest rate                        3.47%


        The weighted-average grant-date fair value of stock options granted during the year ended June 30, 2005 was $1.85. The total intrinsic value of options exercised during the year ended June 30, 2006 was $13,500. No options were exercised during the 2005 fiscal year.

        A summary of option activity under the Plan as of June 30, 2006 and 2005 and changes during the year and nine months then ended, respectively, is presented below:

                                                                 WEIGHTED-         WEIGHTED-
                                                                  AVERAGE          AVERAGE           AGGREGATE
                                                                  EXERCISE         REMAINING         INTRINSIC
                   OPTIONS                         SHARES          PRICE        CONTRACTUAL TERM      VALUE
--------------------------------------------------------------------------------------------------------------------
           Outstanding at July 1, 2004                    --     $     0.00                   --
           Granted                                   102,656          12.10                   --
                                                 -----------     ----------

           Outstanding at July 1, 2005               102,656          12.10     9 years, 6 months
           Granted                                        --           0.00
           Exercised                                   5,704          12.10
                                                 -----------     ----------

           Outstanding at June 30, 2006       `       96,952    $     12.10     8 years, 6 months    $    765,921
                                                 ===========     ==========

           Exercisable at June 30, 2006               14,829          12.10                          $    117,149


        A summary of the status of the Company's nonvested shares as of June 30, 2006, and changes during the year ended June 30, 2006, is presented below:

                                                                                                  WEIGHTED-AVERAGE
                                                                                                  GRANT-DATE FAIR
                                                                                     SHARES            VALUE
                                                                                ------------------------------------
           Nonvested, beginning of year                                                 102,656    $        12.10
           Granted                                                                           --              0.00
           Vested                                                                        20,533             12.10
           Forfeited                                                                         --              0.00
                                                                                   ------------     -------------

           Nonvested, end of year                                                        82,123    $        12.10
                                                                                   ============     =============

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

        As of June 30, 2006, there was $130,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.4 years. The total fair value of shares vested during the year ended June 30, 2006, was $299,000.

        Expense recognized for the stock option plan and the restricted stock plan was $37,986 and $150,857, respectively for the year ended June 30, 2006. This includes $51,492 of dividends for unearned shares in the restricted stock plan which are accounted for as compensation expense.

        Expense recognized for the stock option plan and the restricted stock plan was $22,159 and $64,738, respectively for the year ended June 30, 2005. This includes $6,775 of dividends for unearned shares in the restricted stock plan which are accounted for as compensation expense.



NOTE 12: OTHER OPERATING EXPENSES

        Other operating expenses consist of the following:

                                                                       2006              2005             2004
                                                                  ---------------- ----------------- ----------------
           Bank charges                                           $       83,806   $       82,986    $       92,243
           Professional services                                         121,011          133,931            76,355
           Postage                                                        45,057           40,453            44,048
           Telephone                                                      16,447           16,917            15,710
           Operating supplies                                             31,888           32,832            33,924
           Insurance                                                      13,143           11,394            11,610
           Electronic data processing                                    115,470          102,934            97,241
           Advertising                                                    81,691           72,737            72,105
           Donations                                                       7,659           11,347            12,771
           Directors' fees                                                76,400           76,400            94,004
           OTS assessments                                                34,614           33,104            26,241
           Other                                                         136,217          145,090           161,690
                                                                    ------------     ------------      ------------

                                                                  $      763,403   $      760,125    $      737,942
                                                                    ============     ============      ============


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

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

                                                         2006                                   2005
                                          CARRYING AMOUNT       FAIR VALUE       CARRYING AMOUNT      FAIR VALUE
                                         ------------------ ------------------- ------------------ ------------------
Financial assets
  Cash and cash equivalents              $      2,455,016   $      2,455,016    $      2,224,045   $      2,224,045
  Available-for-sale securities                17,835,601         17,835,601          14,812,020         14,812,020
  Held-to-maturity securities                   8,220,499          7,753,178          11,378,513         11,215,517
   Loans, net                                  77,927,235         76,502,603          65,356,288         67,887,094
   Interest receivable                            430,610            430,610             354,516            354,516
   Federal Home Loan Bank stock                 1,711,000          1,711,000           1,082,500          1,082,500

Financial liabilities
  Deposits                                     64,309,734         63,593,784          62,083,797         61,750,106
  Accrued interest payable                         11,968             11,968              15,760             15,760
  Federal Home Loan Bank advances              33,350,000         32,805,044          21,650,000         21,642,364


        The fair value of off-balance sheet items such as loan commitments are not material. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.


    CASH AND CASH EQUIVALENTS, AND FEDERAL HOME LOAN BANK STOCK

        The carrying amount approximates fair value.


    SECURITIES

        Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.


    LOANS

        The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of interest receivable approximates its fair value.


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

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

    FEDERAL HOME LOAN BANK ADVANCES

        Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.



NOTE 14: EARNINGS PER SHARE

        Earnings per share (EPS) were computed as follows for the years ended June 30, 2006 and 2005 and the quarter ended June 30, 2004.

                                                                          YEARS ENDED              QUARTER ENDED
                                                                     2006             2005         JUNE 30, 2004
                                                              ---------------------------------------------------
           Net income                                           $      626,457    $      604,554   $      119,521
                                                                 =============     =============    =============

           Average common shares outstanding                         2,204,627         2,223,040        2,226,562
                                                                 =============     =============    =============

           Average diluted common shares outstanding                 2,218,773         2,228,203        2,226,562
                                                                 =============     =============    =============

           Basic earnings per share                             $          .28    $          .27   $          .05
                                                                 =============     =============    =============

           Fully diluted earnings per share                     $          .28    $          .27   $          .05
                                                                 =============     =============    =============

NOTE 15: RELATED PARTY TRANSACTIONS

        At June 30,  2006  and  2005,  the  Company  had  loans  outstanding  to
        executive  officers,  directors,   significant  shareholders  and  their
        affiliates. These loans are summarized as follows:

                                                                                    JUNE 30,          JUNE 30,
                                                                                      2006              2005
                                                                                ------------------------------------
           Balance, beginning of year                                             $      455,000   $      580,000
           New loans                                                                     133,000          489,000
           Payments                                                                     (137,000)        (614,000)
                                                                                   -------------    -------------

           Balance, end of year                                                   $      451,000   $      455,000
                                                                                   =============    =============

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

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

NOTE 16: DEFERRED COMPENSATION AGREEMENTS

        The Company has deferred compensation agreements with selected officers and directors that provide, upon disability or retirement, a predetermined benefit amount annually for life. Upon death, the agreement provides for reduced payments to continue to the surviving spouse. The present value of total estimated deferred compensation is being accrued using the straight-line method over the remaining years to the full eligibility date. Expense for the years ended June 30, 2006, 2005 and 2004 was approximately $71,056, $63,827 and $25,465, respectively.


NOTE 17: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

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

        At June 30, 2006 and 2005, the Company had outstanding commitments to originate loans aggregating approximately $5,655,000 and $3,654,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to approximately $5,311,000 and $3,464,000 at June 30, 2006 and 2005, respectively, with the remainder at floating market rates. At June 30, 2006, the interest rates on those commitments ranged from 5.875% to 9.00%.

        The Company also had $877,000 of unfunded lines of credit as of that date, of which $189,000 were at fixed rates and $688,000 were at floating market rates.

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

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

        At June 30,  2006 and  2005,  total  mortgage  loans in the  process  of origination amounted to approximately $2,910,000, and $3,519,000, respectively. Related forward commitments to sell mortgage loans amounted to approximately $1,091,000 and $1,291,000 at June 30, 2006 and 2005, respectively. Included in mortgage loans in the process of origination were commitments to originate loans at fixed rates of interest of approximately $2,567,000 and $3,519,000 at June 30, 2006 and 2005, respectively.

        Loans aggregating approximately $5,559,000 or 7.1% of the portfolio at June 30, 2006 were outstanding to borrowers employed by an area-based petroleum refining company.

        Deposits of approximately $3,200,000 or 5% of the Company's total deposits were from one customer.



NOTE 19: CONDENSED PARENT COMPANY STATEMENTS

        The condensed balance sheets at June 30, 2006 and 2005 and statements of income and cash flows for the years ended June 30, 2006, 2005 and 2004, for the parent company, Osage Federal Financial, Inc., are as follows:

                                                                                      2006              2005
                                                                                   -------------    -------------
           BALANCE SHEETS
               ASSETS
                  Cash                                                            $    1,432,374   $    2,473,109
                  Investment in subsidiary bank                                       11,695,735       11,110,749
                                                                                   -------------    -------------

                  Total assets                                                    $   13,128,109   $   13,583,858
                                                                                   =============    =============

               STOCKHOLDERS' EQUITY                                               $   13,128,109   $   13,583,858
                                                                                   =============    =============

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

                                                                     2006             2005              2004
                                                                 -------------      -------------    -------------
           STATEMENTS OF INCOME
               INCOME
                  Interest and dividend income                  $           --     $           --   $          289
                                                                 -------------      -------------    -------------

               INCOME BEFORE INCOME TAX AND EQUITY IN
                 UNDISTRIBUTED EARNINGS OF SUBSIDIARIES                     --                 --              289

               PROVISION FOR INCOME TAXES                                   --                 --               --
                                                                 -------------      -------------    -------------

               INCOME BEFORE EQUITY IN EARNINGS OF
                 SUBSIDIARIES                                               --                 --              289

               EQUITY IN UNDISTRIBUTED EARNINGS OF
                 SUBSIDIARIES                                          626,457            604,554          119,232
                                                                 -------------      -------------    -------------

               NET INCOME                                       $      626,457     $      604,554   $      119,521
                                                                 =============      =============    =============

           STATEMENTS OF CASH FLOWS
               OPERATING ACTIVITIES
                  Net income                                    $      626,457     $      604,554   $      119,521
                  Item not providing cash
                     Equity in undistributed earnings
                       of subsidiary                                  (626,457)          (604,554)        (119,232)
                                                                 -------------      -------------    -------------

                      Net cash provided by operating
                       activities                                            0                  0              289
                                                                 -------------      -------------    -------------

               INVESTING ACTIVITIES
                  Investment in subsidiary bank                             --                 --       (3,208,539)
                                                                 -------------      -------------    -------------

                      Net cash used in investing
                       activities                                           --                 --       (3,208,539)
                                                                 -------------      -------------    -------------

               FINANCING ACTIVITIES
                  Payment of dividends, net of restricted
                     stock dividends                                  (984,033)          (185,500)              --
                  Net proceeds from sale of common stock                    --                 --        5,869,568
                  Restricted stock dividend                            (56,702)                --               --
                  Other                                                     --             (2,709)              --
                                                                 -------------      -------------    -------------

                     Net cash (used in) provided by
                     financing activities                           (1,040,735)          (188,209)       5,869,568
                                                                 -------------      -------------    -------------

               INCREASE (DECREASE) IN CASH                          (1,040,735)          (188,209)       2,661,318

               CASH, BEGINNING OF YEAR                               2,473,109          2,661,318               --
                                                                 -------------      -------------    -------------

               CASH, END OF YEAR                                $    1,432,374     $    2,473,109   $    2,661,318
                                                                 =============      =============    =============

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

NOTE 20: SUBSEQUENT EVENT

        On July 21, 2006, the Company announced that the Boards of Directors of the Company, its wholly-owned subsidiary, the Bank, and its mutual holding company parent, the MHC, have unanimously adopted a Plan of Conversion and Reorganization (the Plan) whereby the Company, the MHC and the Bank will convert from the mutual holding company form of organization to a full stock company. Pursuant to the plan, the Bank will establish a state-chartered stock holding company (New Holding Company), and the shares of the Company's stock that are currently owned by public stockholders will be converted, based on an exchange ratio designed to preserve the percentage ownership of existing shareholders, into shares of New Holding Company stock. The remainder of the shares of New Holding Company stock will be offered to the Bank's eligible depositors and others in accordance with the subscription priorities set forth in the Plan. The MHC will be eliminated and the Bank will become a wholly-owned subsidiary of New Holding Company, which will be owned entirely by public stockholders.

        The transaction is subject to the approval of the Company's stockholders, the MHC's members and the Office of Thrift Supervision. Information, including the details of the offering and business and financial information about the Bank and the New Holding Company will be provided in a prospectus, which will be available when the offering commences, expected to be during the last calendar quarter of 2006.

        Osage Federal Financial, Inc. and the New Holding Company will be filing relevant documents concerning the conversion and reorganization with the Securities and Exchange Commission, including a registration statement containing a proxy statement/prospectus.


NOTE 21: RECENT ACCOUNTING PRONOUNCEMENTS

        In February 2006, the FASB issued SFAS No. 155 (FAS 155), Accounting for Certain Hybrid Financial Instruments: an amendment of FASB Statements No. 133 and 140. FAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this statement will not have a material effect on the Company's consolidated financial statements.

                          OSAGE FEDERAL FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2006, 2005 AND 2004

        In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (SFAS No.156), Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement 140 for subsequent measurement. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. Statement No. 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements for any period of that fiscal year. The adoption of this statement will not have a material effect on the Company's consolidated financial statements.

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


SPECIAL COUNSEL                          INDEPENDENT AUDITOR                   TRANSFER AGENT AND REGISTRAR

Malizia Spidi & Fisch, PC                BKD, LLP                              Registrar & Transfer Company
901 New York Avenue, N.W.                3230 Hammons Boulevard                10 Commerce Drive
Suite 210 East                           Joplin, MO  68402                     Cranford, NJ  07016
Washington, D.C. 20001                                                         (800) 368-5948